SEC file number 0-21782

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

FLETCHER CHALLENGE FORESTS LIMITED

(Translation of Registrant’s Name Into English)

8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [A] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [A]

(If “Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Forms F-3 (Nos. 333- 6526, 333- 8932 and 333- 12726) and S-8 (File No. 33- 97728) of Fletcher Challenge Forests Limited and certain of its subsidiaries and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES
Appendix 1
Appendix 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 12 May 2004	FLETCHER CHALLENGE FORESTS LIMITED

P M GILLARD
SECRETARY

Do not accept
Rubicon Forests Limited’s
partial takeover offer.

Tenon Limited
TARGET COMPANY STATEMENT

This document includes support for the above
recommendation by Tenon’s Independent Directors
and an Independent Adviser’s Report

12 May 2004

FINANCIAL ADVISER TO TENON LIMITED

Important note for Non-New Zealand Shareholders

The terms of the Offer contain restrictions relating to the manner in which persons located outside New Zealand may accept the Offer. In particular, any acceptance of the Offer, directly or indirectly, in the United States or by, on behalf or for the benefit of persons located in the United States (“U.S. Persons”) will constitute a violation of the U.S. federal securities laws, rules and regulations relating to tender offers if it involves any direct or indirect use of (i) any means or instrumentality of interstate commerce in the United States (including but not limited to any use of the mail, telephone, facsimiles, telexes or email in the United States) or (ii) the facilities of the New York Stock Exchange (collectively, “U.S. Jurisdictional Means”). Acceptances of the Offer by U.S. Persons who hold through nominees in New Zealand including holders of ADRs (who would have to withdraw their underlying shares from the ADR facility in accordance with the ADR Deposit Agreement in order to participate) are likely to involve U.S. Jurisdictional Means. While such violations are unlikely to result in liability for such U.S. Persons including the ADR holders they could render the purported acceptance invalid under the terms of Rubicon’s Offer. U.S. Persons should seek their own legal and financial advice on their ability to participate in the Offer.

Forward-Looking Statements

This document includes “forward-looking statements”. All statements, other than statements of historical facts, included in this document that address activities, events or developments the Company expects or anticipates will or may occur in the future, including such things as projected earnings and financial positions, future cost savings or capital expenditures (including the amount and nature thereof), product prices, business strategy and measures to implement strategy, competitive strengths, goals, expansion and growth of the Company’s business and operations, plans, references to future success and other such matters are forward-looking statements. When used in this document, the words “estimate”, “project”, “anticipate”, “expect”, “intend”, “believe”, “forecast”, “prospective” and similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on assumptions and analyses made by the Company in the light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are relevant in the circumstances. However, whether actual future results and developments will conform to the Company’s expectations and predictions is subject to a number of risks and uncertainties. Factors that could cause actual results to materially differ from those implied by the forward-looking statements include, but are not limited to: increases or decreases in global production capacity; changes in market prices, exchange rates and interests rates; imports; industry cyclicality; availability and cost of raw materials; general economic, market and business conditions; the opportunities (or lack thereof) that may be presented to, and pursued by, the Company and its subsidiaries; competitive actions by other companies; changes in laws or regulations, including, without limitation, those relating to environmental compliance; terrorism; and other factors, many of which are beyond the Company’s control. Consequently, all of the forward-looking statements made in this document are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realised or, even if substantially realised, that they will have the expected consequences for, or effects on, the Company or its business or operations.

These cautionary statements should be considered in connection with any written or oral forward-looking statements that may subsequently be issued by the Company or persons authorised to act on its behalf. The Company does not undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Tenon Limited

Target Company Statement

Contents

2	Chairman’s Letter
3	Why you should reject Rubicon’s partial offer
5	Tenon’s new strategy is delivering value
6	Tenon’s management is delivering the strategy
8	Strong growth prospects
10	Target Company Statement
Schedules:
	21	Schedule 1 Ownership of equity securities
	23	Schedule 2 Trading in equity securities
	24	Schedule 3 Prospective Financial Information
	31	Schedule 4 Half Year Report 2003-2004
37	Grant Samuel Independent Report

12 May 2004

Dear Shareholder

DO NOT ACCEPT the partial takeover offer from Rubicon Forests Ltd (“Rubicon”)

You should by now have received an offer document from Rubicon, giving full details of its partial takeover offer, whereby Rubicon is seeking to acquire a proportion of the shares in Tenon Limited (“Tenon”), which would provide Rubicon with a controlling shareholding in Tenon (the “Offer”).

The Independent Directors of Tenon have reviewed the Offer and unanimously recommend that shareholders DO NOT ACCEPT Rubicon’s Offer for the following reasons:

•	The Offer price is considered by independent adviser Grant Samuel & Associates to be NOT FAIR, and the Offer price is below Grant Samuel’s valuation range of NZ$2.01 to NZ$2.22;

•	The Offer price is below the current share market valuation of Tenon;

•	The Offer price is below all recent valuations of Tenon by research analysts from major investment banks;

•	The Offer price does not include any control premium;

•	The Offer is only a partial offer;

•	The Offer is highly conditional and there is no certainty that these conditions will be satisfied or waived; and

•	Rubicon has not proposed any alternative strategy for delivering additional value for all Tenon shareholders.

I urge shareholders to take time to read this document, the Target Company Statement, since it contains important information. The following pages include further detail on why you should not accept the Offer. We have also taken the opportunity to update shareholders on the very positive results being achieved by Tenon as a result of its new strategy and the leadership of the new management team. You will see that the Independent Directors are very confident of the strategy and growth prospects for Tenon.

Also included in this document is the report prepared by Grant Samuel in relation to the Offer. This document is extensive, and I recommend that you read this report. In particular, I draw your attention to Grant Samuel’s assessment of the merits of the Offer contained in Section 5 on pages 36-41 of that report. Rubicon has raised a number of valuation issues, including foreign exchange gains, corporate support costs, stage in the housing cycle, and appropriate earnings multiples for valuing Tenon. Grant Samuel, the independent adviser, has considered all of these issues in forming its view on the valuation of Tenon.

There are restrictions in the Offer relating to distributing the Offer to overseas persons. In addition, the Offer has not been extended to American Depositary Receipts. I draw your attention to page 14 of the Target Company Statement for a full discussion of these important matters.

To reject this Offer, shareholders should simply take no action and disregard the document sent to you by Rubicon.

If you have any further questions about this document, please contact Tenon’s shareholder information lines:

•	Within New Zealand - 0800 200 106

•	Rest of world - +64 9 488 8703

•	Email: enquiry@computershare.co.nz

We look forward to your continuing support as a Tenon shareholder.

Yours sincerely

Sir Dryden Spring
Chairman

Why you should reject Rubicon’s partial Offer

The Offer price is too low

Rubicon’s partial Offer of $1.85 per share is too low and by accepting the Offer, shareholders would be “under-selling” their shares.

•	Independent Adviser, Grant Samuel & Associates Limited (“Grant Samuel”), has assessed the fair value of Tenon in the context of a takeover offer, to be in the range of NZ$2.01 to NZ$2.22 per share. Rubicon’s partial offer price of $1.85 therefore undervalues Tenon by between NZ$45 million and NZ$103 million.

•	Since the announcement of Rubicon’s intention to make a partial offer, Tenon’s shares have consistently traded on the New Zealand share market at a price substantially above Rubicon’s partial Offer price, as indicated in the chart below.

Tenon’s share price since announcement of the Offer

     Source: IRESS

     Note: Chart shows daily volume weighted average price for Tenon ordinary and preference shares

•	Following Tenon’s April profit upgrade, research analysts from major international investment banks have valued Tenon in a range between NZ$1.89 and NZ$2.04 per share[1] as an independent company. In the context of a takeover offer, where the offeror obtains control and can extract “synergy” benefits analyst valuations range from NZ$2.12 to NZ$2.33[2] per share.

•	Rubicon’s partial Offer price provides no control premium and is only marginally above Tenon’s closing price of NZ$1.82 (ordinary shares) and NZ$1.80 (preference shares), immediately before Rubicon announced its proposed Offer. Over the last few weeks, two other partial takeover offers have been announced for New Zealand companies, both of which offered shareholders a premium of approximately 20% on the closing price prior to the intended Offer being announced.

•	An increase in Rubicon’s shareholding to over 50% is likely to result in a lower ranking for Tenon on New Zealand’s benchmark NZSX50 share index. This may adversely affect investment market interest in Tenon’s shares.

1 This range is based on research reports from Goldman Sachs JBWere, UBS, Macquarie Bank, Citigroup Smith Barney and ABN AMRO Research. Excluding the ABN AMRO Research valuation of NZ$2.04, the range would be NZ$1.89 to NZ$1.96. ABN AMRO Corporate Finance is currently advising Tenon in relation to Rubicon’s partial offer.

2 Based on research reports from Goldman Sachs JBWere, Macquarie Bank, and Citigroup Smith Barney.

Source: IRESS, Goldman Sachs JBWere, UBS, Macquarie Bank, Citigroup Smith Barney, ABN AMRO Research, Grant Samuel

The Offer creates uncertainty for shareholders

Under a partial takeover offer, shareholders will (if the Offer is successful) become minority shareholders in a company that would be controlled by Rubicon. It is not clear how Rubicon would manage this investment.

•	Rubicon’s Offer does not propose any alternative strategies that could deliver additional value to shareholders. Shareholders should note the comments on page 38 of the Grant Samuel report.

•	Shareholders should particularly note that all the Directors on Tenon’s Board, including Michael Andrews and Luke Moriarty (respectively Chairman and Chief Executive Officer of Rubicon Limited) have been supportive of the current strategies.

•	Under a partial takeover offer, shareholders may not be able to sell all the shares that they wish to sell. Rubicon’s partial Offer contains a complicated “scaling” mechanism that means shareholders could receive considerably less cash than they hoped to receive by accepting the Offer.

•	Tenon’s shareholders should take note of the three pages of conditions to Rubicon’s Offer. These conditions are wide ranging and are likely to result in considerable uncertainty with respect to the outcome of the Offer. They include a number of conditions, which relate to the financing of the Rubicon Offer and information about the potential impact of the Offer on Tenon. In addition, Tenon’s Independent Directors have advised Rubicon that they do not intend to provide Rubicon with any Directors’ certification, or provide information to an “expert” appointed by Rubicon, in respect of conditions Rubicon has attached to its Offer.

•	Grant Samuel, on page 40 of its report, does not believe that the withdrawal mechanism provides any additional benefit or incentives to Tenon shareholders who intend accepting the Rubicon Offer. Grant Samuel can see no reason for accepting the Rubicon Offer early.

Tenon’s new strategy is delivering value

A strategy designed to deliver value

In June 2003, Tenon announced that it proposed to sell its under-performing forest assets, to focus on processing, marketing and distributing high value timber products as indicated in the diagram below.

Tenon is successfully implementing this strategy, with the majority of its forest assets sold, and the balance having been conditionally sold. This is enabling the company to re-direct its focus and resources into developing the higher margin business and return excess funds to shareholders. Tenon is now positioned as the leading exporter of high quality and high value New Zealand produced wood products.

Investors are recognising the value being delivered

This new strategy is delivering value for shareholders, as indicated in the chart below. Prior to Rubicon’s intended partial Offer being announced, Tenon’s share price had increased by approximately 53% since early June 2003, when full implementation of the new strategy commenced. Over this same period, Tenon has out-performed the NZSX50 gross index by approximately 30%.

Tenon’s share price since 1 May 2003 (adjusted for capital return)

Source: IRESS

•	Chart shows daily volume weighted average price for Tenon ordinary and preference shares, with prices prior to 29 March 2004 adjusted by subtracting 62.5 cents and dividing by 0.5, to account for capital return and 1 for 2 share cancellation

•	NZSX50 Gross Index re-based to adjusted Tenon volume weighted average share price at 1 May 2003

Tenon’s management is delivering the strategy

Since last year, Tenon’s new management team has demonstrated its ability to implement the strategy and deliver substantial shareholder value. Notable achievements of the new management team are outlined below.

Agreement to sell the forest estates

The price of NZ$725 million agreed for the sale of Tenon’s forests was 50% above the value implied by Tenon’s share price immediately prior to the commencement of the forest sale process in June 2003.

Return of cash to shareholders

Tenon has already returned NZ$349 million to shareholders, and subject to full completion of the above forest sales, a further capital return of up to NZ$320 million is planned for later in 2004.

Delivered cost reductions

Management has re-structured the business into the following two divisions:

•	Structural Consumer Solutions - processing, marketing and distributing structural timber to the New Zealand and Australian markets.

•	Appearance Consumer Solutions - processing, marketing and distributing high value and high quality timber products used in visual situations (such as decorative mouldings and furniture). This division has a very strong export focus.

Additionally, management has substantially achieved the targeted reduction of NZ$13 million in shared services overhead costs.

Outperformance of previous financial projections

In April 2004, the company announced that earnings before interest, tax, depreciation and amortisation (EBITDA) of its continuing processing, marketing and distribution businesses for the year to 30 June 2004 were expected to be in the range of NZ$58-$60 million, inclusive of the attributed realised foreign exchange gains of approximately NZ$7 million, compared to the NZ$45 million projection contained in the Explanatory Memorandum sent to shareholders in January 2004 in connection with the forest sale.

The company’s management and Independent Directors now expect EBITDA for its continuing processing, marketing and distribution businesses for the year to 30 June 2004 to be approximately NZ$64 million (before partial takeover Offer costs), due to a better than expected Moulding and Better lumber price (currently US$1,300 per thousand board feet), continuing sound performance from the company’s North American businesses, and an improvement in the company’s structural products business.

Secured long-term wood supply from New Zealand forests

Management has secured an appropriate level of long-term wood supply commitments to provide certainty of feedstock into Tenon’s New Zealand based manufacturing operations.

In addition, management has successfully settled certain disputes relating to legacy contractual obligations to supply pulpwood to third party users that were impacting on the forest sale process. These arrangements take effect on completion of the Tarawera forestry right sale, which is expected in June 2004.

Strengthened export channels and growth prospects

Tenon’s management has secured a majority shareholding in the US distribution business, Empire, which is a preferred supplier of high value moulded wood products to the fast growing Lowe’s home improvement chain. This has strengthened Tenon’s access to the high growth US market, which continues to outperform expectations.

In February of this year, Tenon also secured a cornerstone shareholding in European furniture company, Zenia House. This provides a foothold into the European market and will assist in establishing New Zealand “clearwood” internationally as a premium furniture material.

From forests to “Wood Solutions to the World”

This year, management successfully re-branded the company as Tenon, to reflect its departure from being an owner and manager of forest estates. The re-branding has been well-received by the market and underpins the new strategy as an international wood solutions processing, marketing and distribution business.

Strong growth prospects

The underlying growth is expected to continue in the 2005 financial year

In January 2004, the company provided EBITDA earnings guidance for the 2005 financial year of NZ$58 million3. At the same time as reviewing the projections for the year ended June 2004, Tenon’s management team and the Independent Directors have reviewed their expectations for the 2005 financial year.

With this growth being experienced, Tenon now expects its previous projection for the year ended June 2005 to be exceeded, with EBITDA projected to be approximately NZ$64 million for that period. This includes charging of NZ$13 million shared services costs and is based on an average exchange rate of NZ$1.00 = US$0.60.

The chart below shows the EBITDA projected for each division (before shared services costs and foreign exchange gains or losses), to demonstrate the strong underlying earnings growth, arising in particular from the Appearance Consumer Solutions business. Significant contributors to this growth include strong sales prices for Appearance products and the New Zealand dollar trending towards more typical historical levels.

EBITDA of Tenon’s operating divisions (excludes shared services costs)

Source: Tenon

Note: EBITDA as shown in chart is before charging shared services costs and adjusting for unallocated foreign exchange gains or losses

Expansion of the highly successful export distribution business model

Future earnings will be underpinned by continued revenue growth in Appearance Consumer Solutions and the expected full ownership of Empire. These businesses distribute high value “Appearance grade” wood products in the US, with AWM and Empire respectively being “preferred” suppliers to The Home Depot and Lowe’s retail chains, the two largest home improvement retailers in the US.

3 NZ$56 million (see Note 3 Page 51 of Explanatory Memorandum to shareholders dated 16 January 2004), plus NZ$2 million to reflect delayed Tarawera settlement (see Note 6 Page 53 of Explanatory Memorandum).

Management is actively pursuing strategies to optimise and expand Tenon’s US and European positions. The acquisition of the cornerstone shareholding in Zenia House is the first step in this process. Tenon is also establishing key relationships in China as a prelude to potential opportunities in that market.

In Australasia, Tenon continues to achieve success, leveraging its established Origin® brand, and maintaining and developing relationships with major distributors, including New Zealand’s leading building materials chain, PlaceMakers.

Dividends to re-commence

As a result of the strong earnings arising from the new business strategy, Tenon is planning to commence payment of dividends to shareholders, at the rate of 20%-40% of net operating cash flow. Tenon intends paying its first dividend under this policy in the second half of the 2005 calendar year. This is in addition to the proposed capital return, which is planned for later in 2004.

Conclusion

The Independent Directors of Tenon gave careful consideration to the price, terms and conditions of the Rubicon partial takeover Offer, the report of the Independent Adviser, the reports on the company’s performance and prospects from Tenon’s management, and advice from external advisers, before reaching their conclusion that the Rubicon Offer should not be accepted.

The Independent Directors of Tenon unanimously recommend that shareholders DO NOT ACCEPT Rubicon’s Offer.

To reject the Offer, Tenon shareholders should simply take no action and disregard the document sent to them by Rubicon.

Target Company Statement

Information required by Schedule 2
of the Takeovers Code

Tenon Limited

Prepared in accordance with Rule 46
of the Takeovers Code
in relation to
the takeover offer
by
Rubicon Forests Limited

Target Company Statement by Tenon Limited

containing information required by Schedule 2 of the Takeovers Code prepared in accordance with Rule 46 of the Takeovers Code in relation to the takeover offer by Rubicon Forests Limited

1.	Date

The date of this target company statement (“Statement”) is 12 May 2004.

2.	Offer

The offer (the “Offer”) is a partial offer by Rubicon Forests Limited (“Rubicon”) to purchase 37.514% of the ordinary shares and 37.514% of the preference shares of Tenon Limited (“Tenon”) not already held or controlled by Rubicon as at the date of the Offer together with such additional shares in Tenon as may be acquired in accordance with the scaling provisions set out in paragraph 3 of the Offer. The total number of ordinary and preference shares sought under the Offer is 83,689,255 shares (“Shares”). The terms of the Offer are set out in the Offer document dated 5 May 2004, which was sent to shareholders by Rubicon on 8 May 2004.

3.	Target company

The name of the target company is Tenon Limited.

4.	Directors of Tenon

The names of the directors of Tenon are Sir Dryden Spring (Chairman), Michael Andrews, Rodger Fisher, Warren Larsen, Luke Moriarty and Michael Walls.

Of the board, Michael Andrews and Luke Moriarty have conflicts of interest in respect of the Offer as they are, respectively, Chairman and Chief Executive of Rubicon Limited, Rubicon’s parent company. Accordingly the Board authorised a panel of independent directors (the “Independent Directors”) to attend to all matters associated with the Offer. The Independent Directors comprise Sir Dryden Spring, Rodger Fisher, Warren Larsen and Michael Walls.

5.	Ownership of equity securities of Tenon

Schedule 1 to this Statement sets out the number, designation and percentage of equity securities of Tenon held or controlled by each director or senior officer of Tenon (a “Director” or “Senior Officer”, respectively) and their associates and any other person who, to the knowledge of Tenon, holds or controls more than 5% of any class of equity securities of Tenon.

Other than as described in section 12 (b) below, no equity securities of Tenon have during the two year period ending on 12 May 2004 been issued to any Director or Senior Officer of Tenon or their associates.

Other than as described in section 12 (b) below (and at the price referred to in section 12 (b)), no Directors or Senior Officers of Tenon or their associates have during the two year period ending on 12 May 2004 obtained a beneficial interest under any employee share scheme or other remuneration arrangement.

6.	Trading in Tenon equity securities

Schedule 2 to this Statement sets out the number and designation of any equity securities of Tenon acquired or disposed of by each Director or Senior Officer and their associates during the six month period before 12 May 2004 (being the latest practicable date before the date of this Statement), including the consideration for, and the date of, each such transaction.

Except as disclosed above, no Director or Senior Officer of Tenon or their associates have acquired or disposed of any equity securities in Tenon during the six month period before 12 May 2004.

7.	Acceptance of Offer

As at the date of this Statement none of the Independent Directors or Senior Officers of Tenon has accepted or intends to accept the Offer.

Luke Moriarty and Michael Andrews advise that as at the date of this Statement they are both intending to accept the Offer.

8.	Ownership of equity securities of Rubicon

Neither Tenon, nor any Director or Senior Officer of Tenon or their associates, holds or controls any equity securities of Rubicon. However, the following Directors or Senior Officers of Tenon hold shares in Rubicon Limited, the parent company of Rubicon as set out below:

		No of equity
		securities held	Type of	Percentage
	Description	or controlled	security	of class
Sir Dryden Spring	Director	1,100	Ordinary Shares	0.0004%
M J Andrews	Director	206,254	Ordinary Shares	0.0739%
		1,220,357	Options	26.47%
S L Moriarty	Director	659,489	Ordinary Shares	0.2364%
I R Boyd	Senior Officer	907	Ordinary Shares	0.0003%

Except as disclosed above, neither Tenon, nor any Director or Senior Officer of Tenon or their associates, holds or controls any equity securities of Rubicon Limited, the parent company of Rubicon.

9.	Trading in equity securities of Rubicon

Other than as set out below there have been no acquisitions or dispositions of equity securities of Rubicon or Rubicon Limited by the persons referred to in paragraph 8 during the six month period before 12 May 2004 (being the latest practicable date before the date of this Statement).

		No of equity		Consideration
		securities in Rubicon	Type of	and date of
	Description	Limited acquired	security	acquisition*
M J Andrews	Director	121,917	Ordinary Shares	22 December 2003
				$0.80 per share
S L Moriarty	Director	139,510	Ordinary Shares	22 December 2003
				$0.80 per share

*	Based on directors’ interest notices submitted on 24 December 2003.

10.	Arrangements between Rubicon and Tenon

No agreement or arrangement (whether legally enforceable or not) has been made, or is proposed to be made, between Rubicon or any associates of Rubicon and Tenon or any related company of Tenon, in connection with, in anticipation of, or in response to the Offer.

11.	Relationship between Rubicon and Directors and Senior Officers of Tenon

No agreement or arrangement (whether legally enforceable or not) has been made, or proposed to be made, between Rubicon or any associate of Rubicon, and any of the Directors or Senior Officers of Tenon or a related company of Tenon (including any payment or other benefit proposed to be made or given by way of compensation for loss of office, or as to their remaining in or retiring from office) in connection with, in anticipation of, or in response to, the Offer.

Michael Andrews and Luke Moriarty are both directors of Tenon and are directors of and respectively the Chairman and Chief Executive of Rubicon Limited, the parent company of Rubicon.

No other Directors or Senior Officers of Tenon are also directors or senior officers of Rubicon or any related company of Rubicon.

12.	Agreements between Tenon, and Directors and Senior Officers

Save as described below there are no agreements or arrangements (whether legally enforceable or not) made, or proposed to be made, between Tenon (or any related company of Tenon) and any of the Directors or Senior Officers of Tenon (or their associates) or any of the directors or senior officers (or their associates) of any related companies of Tenon, under which a payment or other benefit may be made or given by way of compensation for loss of office, or as to their remaining in or retiring from office in connection with, in anticipation of, or in response to, the Offer.

Each of the Senior Officers of Tenon have provisions in their employment contracts that provide for a payment or other benefit in the event of a change of control, such as the Offer, succeeding. None of the employment contracts were entered into in connection with, in anticipation of, or in response to the Offer. The specific provisions that might apply provide for:

(a)	A variable payment, payable upon achievement of business targets set by the Board of the Company for each year. The variable payment is payable immediately, without deduction, upon a change of control occurring as a consequence of the Offer.

(b)	A long term incentive plan which provides for the provision, as part of the remuneration of the Senior Officers (and therefore at no price to be paid by the Senior Officers) and on a taxable basis, of a specified number of shares in Tenon on 30 September 2007 if Tenon has generated a specified amount of positive economic value during the period 1 July 2003 to 30 June 2007, and the Senior Officer remains an employee on 30 September 2007. Immediately upon a change of control occurring under the Offer, Tenon would become obliged to provide the shares to the Senior Officers without deduction. The aggregate number of shares that would be provided upon a change of control is 562,010 shares.

(c)	The payment of redundancy, equal to 9 months of the Senior Officer’s base remuneration, in the event that the Senior Officer’s position becomes redundant, including as a result of a new controlling shareholder wishing to install its own management.

The above do not apply to Ian Boyd, who, prior to receipt of the Offer, had already agreed with the Company the basis for his retirement from the Company, which is effective from 30 June 2004.

Although Directors might be entitled to receive a lump sum payment or pension, upon or in connection with retirement or cessation of office, it is Tenon policy that no such payments are made.

13.	Interests of directors and officers of Tenon in material contracts of Rubicon

No Director or Senior Officer of Tenon or their associates has an interest in a material contract to which Rubicon (or any related company of Rubicon) is a party.

To the knowledge of the Independent Directors and Senior Officers of Tenon no person who, to the knowledge of the Independent Directors or Senior Officers of Tenon, holds or controls more than 5% of any class of equity securities of Tenon has an interest in a material contract to which Rubicon (or any related company of Rubicon) is a party (other than arrangements between Rubicon and its related companies).

14.	Additional information

In the opinion of the Independent Directors of Tenon, the following additional information concerning overseas shareholders and ADR Holders, relating to the withdrawal right for shareholders set out in clause 3 of the Offer and concerning the conditionality of the Offer is required to be added to the Offer to make the information in the Offer correct or not misleading.

Overseas Shareholders and ADR Holders

The terms of the Offer contain restrictions relating to the manner in which persons located outside New Zealand may accept the Offer. The Independent Directors have taken legal advice from New Zealand and United States counsel on the ability of persons in the United States who hold shares in Tenon directly or through New Zealand nominee accounts and holders of the Company’s American Depositary Receipts (“ADRs”) to participate in the Offer.

In summary, the legal position is that any acceptance of the Offer, directly or indirectly, in the United States or by, on behalf or for the benefit of a person located in the United States (“U.S. Persons”) will constitute a violation of the U.S. federal securities laws, rules and regulations relating to tender offers if it involves any direct or indirect use of (i) any means or instrumentality of interstate commerce in the United States (including but not limited to any use of the mail, telephone, facsimiles, telexes or email in the United States) or (ii) the facilities of the New York Stock Exchange (collectively, “U.S. Jurisdictional Means”).

Acceptances of the Offer by U.S. Persons who hold through nominees in New Zealand including holders of ADRs (who would have to withdraw their underlying shares from the ADR facility in accordance with the ADR Deposit Agreement in order to participate) are likely to involve U.S. Jurisdictional Means. While such violations are unlikely to result in liability for such U.S. Persons including the ADR holders, they could render the purported acceptance invalid under the terms of Rubicon’s Offer.

For the above reasons, Rubicon has not mailed the Offer, and Tenon is not able to forward a copy of the Offer, to any U.S. Person including ADR holders.

U.S. Persons should seek their own legal and financial advice on their ability to participate in the Offer.

Prior to the making of the Offer, Tenon, on behalf of the U.S Persons including ADR holders, raised with both Rubicon and the New Zealand Takeovers Panel its concern that a substantial number of Tenon beneficial shareholders may be unable to accept the Offer, based on the above restrictions. The Takeovers Panel noted that the New Zealand Takeovers Code did not require bidders to make or send an offer to any person not shown as a holder of securities in the target company on the New Zealand securities register of that company.

Withdrawal Right

Clause 3 of the Offer contains a right for shareholders who have accepted the Offer to withdraw that acceptance in certain circumstances. The withdrawal right provides limited protection to shareholders as it may only be exercised if there is a full offer for all the shares in Tenon at a higher price than Rubicon’s Offer, and does not extend to a competing partial offer. The offer must be actually made and the withdrawal right cannot be exercised during the mandatory two-week offer notice period in respect of a competing bid. Any shareholder who intends to accept the Offer relying on the ability to withdraw at a later date should carefully consider the terms and restrictions of the withdrawal right. The Independent Directors raised these deficiencies with Rubicon, however Rubicon declined to make any changes in these respects to the terms of the withdrawal right.

Please note the comments on page 40 of the Grant Samuel independent adviser’s report that the withdrawal right does not provide any additional benefits or incentives to Tenon shareholders who intend accepting the Offer. Shareholders should note that the Offer can be accepted by shareholders at any time up to 3 June 2004 (or later if the Offer is extended by Rubicon), regardless of whether the Offer has been declared unconditional or not. By not accepting the Rubicon Offer early, shareholders retain an unrestricted ability (unlike the limited withdrawal right) to accept, within the Offer period, a better offer should one be made. Upon Rubicon declaring the Offer unconditional, the withdrawal right is not available, and Rubicon would be able to accept a new offer at a higher price for the entire 50.01% shareholding.

Conditionality

The Independent Directors are concerned that the Offer contains a large number of conditions the effect of which is to make the outcome of the Offer uncertain. The Independent Directors note in particular that:

•	The thresholds in conditions (vi) and (vii) in the Offer document are, in the context of a company the size of Tenon, low and it is possible that these conditions will not be satisfied;

•	The terms of condition (xvi) of the Offer document are restrictive such that it is possible that Tenon might breach this condition; and

•	The Independent Directors have already advised Rubicon that they do not intend to give the certifications required or provide any information to an expert appointed by Rubicon under conditions (b) and (c).

Unless and until these conditions are waived by Rubicon the Offer remains highly conditional and uncertain. As a consequence the Independent Directors are concerned that shareholders who accept the Offer will not be certain of an outcome (and even then subject to scaling) until the Offer is either declared unconditional or lapses. Shareholders should note that if they accept the Offer then they are unable to sell their shares on the market (which at the date of this Statement is at a higher price than the Offer) or accept any other offer which might be made (unless the conditions of the limited withdrawal right are satisfied — see comments on this above).

15.	Recommendation

Independent Directors Responsible

The Board of Tenon authorised the Independent Directors to attend to all matters associated with the Offer. As noted above, the group comprises Sir Dryden Spring, Rodger Fisher, Warren Larsen and Michael Walls.

As noted above, Michael Andrews and Luke Moriarty have conflicts of interest in respect of the Offer as they are, respectively, Chairman and Chief Executive of Rubicon Limited, Rubicon’s parent company, and therefore are not members of the group of Independent Directors and have not participated in any discussions of the Directors or formed part of the quorum of Directors for the purposes of consideration of the Offer, and have abstained from making any recommendation to shareholders as to whether to accept or reject the Offer.

Recommendation of Independent Directors

The Independent Directors recommend that shareholders do not accept the Offer. The reasons for this recommendation are set out in the Chairman’s letter and on pages 3 to 9 of this document.

In addition, the Independent Directors will not be accepting the Offer in respect of any shares held by them.

16.	Actions of Tenon

There are no material agreements or arrangements (whether legally enforceable or not) of Tenon (or any related company of Tenon) entered into as a consequence of, in response to, or in connection with, the Offer.

Following receipt of the takeover notice on 8 April 2004, a number of parties have confidentially expressed an interest in Tenon. This is not uncommon in takeover situations. However, there are no negotiations underway as a consequence of, in response to, or in connection with, the Offer that relate to or could result in:

(a)	an extraordinary transaction, such as a merger, amalgamation, or reorganisation, involving Tenon or any of its related companies; or

(b)	the acquisition or disposition of material assets by Tenon or any of its related companies; or

(c)	an acquisition of equity securities by, or of, Tenon or any related company of Tenon; or

(d)	any material change in the equity securities on issue, or policy relating to distributions, of Tenon.

17.	Equity securities of Tenon

(a)	The details of the issued equity securities in Tenon and the rights of the holders in respect of capital, distributions and voting are as follows:

Ordinary and preference shares

Under a share cancellation and return of capital programme authorised by shareholders and approved by the High Court, one out of every two ordinary shares, and one out of every two preference shares in Tenon was cancelled, and NZ$1.25 per cancelled share has been paid to Tenon shareholders. The record date on the NZ Stock Exchange for determining the share cancellation and return of capital was 5:00 pm Friday, 26 March 2004.

As at the date of this Statement Tenon has on issue 92,950,230 ordinary shares and 185,901,831 preference shares. The preference shares rank equally with the ordinary shares in all respects save that for a period of five years from date of issue (15 December 2000), the preference ranks ahead of the ordinary shares in the event of liquidation, to the extent of the $1.25 issue price. In all other respects they are the same.

Ordinary shares and preference shares each carry a right to an equal share in distributions authorised by the board and to attend and vote at meetings of the company.

American Depositary Receipts

In addition to ordinary and preference shares, Tenon shares are currently traded in the United States on the New York Stock Exchange in the form of American Depositary Shares (ADSs) and held in the form of American Depositary Receipts (ADRs). Each ADS represents 10 Tenon shares. Tenon has two ADR programmes: (a) CUSIP No. 88065X203 Ratio: 10 Tenon common shares to 1 Tenon ADR (b) CUSIP No. 88065X302 Ratio: 10 Tenon Series A shares to 1 Tenon ADR. The two classes of share (common and Series A) rank equally in all respects (including dividend and voting rights) except that the Series A share has prior ranking (to the amount of NZ$1.25 per share) in the event of a liquidation of the company, for a period of five years from allotment (15 December 2000). Citibank, N.A, administers the ADR programmes.

As at 28 April 2004, 7,949,848 ordinary shares and 4,259,433 preference shares were held under the ADR programme.

The Offer is not made for ADRs. Only the underlying shares are subject to the Offer. Note the comments in section 14 regarding the restrictions on ADR holders to participate in the Offer.

(b)	Except as discussed in section 12(b), there are no options or rights to acquire equity securities in Tenon.

18.	Financial information

(a)	Shareholders are entitled to obtain from Tenon a copy of Tenon’s most recent annual report (being the annual report for the period ended 30 June 2003) (the “2003 Annual Report”) by making written request of:

The Company Secretary Tenon Limited Private Bag 92-036 Auckland 1030 New Zealand

The annual report can also be viewed on Tenon’s website (www.tenon.co.nz).

(b)	A copy of the half yearly report of Tenon as at 31 December 2003 is attached as Schedule 4 to this Statement.

(c)	In January 2004, the Company forwarded to shareholders a Notice of Meeting and Explanatory Memorandum in relation to the sale of the Company’s forestry assets to the Kiwi Forests Group Consortium. Shareholders approved that transaction on 20 February 2004. The Memorandum contained detailed information about the Company’s financial projections for the years ending June 2004 and 2005, business strategy and the proposed capital return scheduled for later in 2004, and may be viewed on the Company’s website.

(d)	The material changes in the financial or trading position or prospects of Tenon since the 2003 Annual Report are as follows:

•	In December 2003, Tenon increased its shareholding in The Empire Company, Inc. from one-third to two-thirds. The Empire Company, Inc. is one of the leading distributors and marketers of wood mouldings in the USA. Upon a change of control occurring, the minority shareholder in The Empire Company, Inc. may require Tenon to purchase the shares not owned by Tenon. At present, this right is exercisable by the minority shareholder after November 2004.

•	John Dell was appointed Chief Executive Officer of the Company on 19 December 2003, and a new senior management team has been appointed.

•	Tenon acquired in February 2004 a 20% interest in Zenia House, a well known Danish solid wood furniture manufacturer and distributor for approximately NZ$1 million. Tenon and Zenia House intend to actively promote the use of Tenon’s high quality radiata pine clearwood for use in the European solid wood furniture market.

•	The Company was renamed Tenon Limited on 20 February, having been formerly named Fletcher Challenge Forests Limited.

•	As part of Tenon’s refocus of its business away from forest ownership and towards processing, marketing and distribution activities, all of Tenon’s forests and related assets (excluding the Tarawera Forest) were sold to the Kiwi Forests Group Consortium for NZ$560 million. The sale was completed on 27 February 2004. There are a number of non-freehold estates which require the consent of the landowners for completion of their transfer to the Kiwi Forests Group Consortium, and the Company is satisfactorily progressing these, with a requirement to have these completed by the end of August 2004.

•	Tenon announced on 11 March 2004 realised net foreign exchange gains of approximately NZ$9 million. Approximately NZ$7 million related to Tenon’s continuing business.

•	Tenon commenced a share cancellation and return of capital programme. Under this programme one out of every two shares in Tenon has been cancelled and NZ$1.25 has been paid on 31 March 2004 to shareholders for each cancelled share. The programme is ongoing and a further payment of up to NZ$1.15 per share is anticipated for later in

2004, subject to the completion of the Tarawera forestry right sale and the transfer of the non-freehold estates mentioned above.

•	On 1 April 2004, Tenon signed a conditional contract under which its subsidiary, Tarawera Forests Limited, would sell a forestry right over the Tarawera forest estate for NZ$165 million to Kiwi Forests Group Limited and Hancock Natural Resource Group, Inc. Tenon also settled, subject to completion of the Tarawera forestry right sale, certain litigation and other claims that had been made by Carter Holt Harvey Limited and Norske Skog Tasman Limited in relation to certain pulpwood supply contracts with Tenon.

•	Tenon announced on 8 April 2004 that its processing, marketing and distribution businesses were expecting to exceed projections contained in the Explanatory Memorandum released in January in connection with the forest sale to the Kiwi Forests Group Consortium. Tenon now projects earnings before interest, tax, depreciation and amortisation (“EBITDA”) for the continuing operations to be in the range of NZ$58-$60 million for the year ended 30 June 2004, inclusive of the attributed realised foreign exchange gains of approximately NZ$7 million announced in March 2004, compared to the NZ$45 million projection in the Explanatory Memorandum.

•	The company now expects EBITDA for its continuing processing, marketing and distribution businesses for the year to 30 June 2004 to be approximately NZ$64 million (before partial takeover costs). The latest upward revision of the EBITDA forecast to NZ$64 million incorporates actual results to the end of April 2004 and is due to a better than expected Moulding and Better lumber price (currently US$1,300 per thousand board feet), improved efficiency at its Taupo processing plant, continuing sound performance from the Tenon’s North American businesses, and an improvement in the Company’s structural products business.

•	Tenon Limited has also reviewed its June 2005 EBITDA projection of NZ$58 million contained in the explanatory memorandum, and now expects EBITDA to be approximately NZ$64 million for that period. This includes charging of NZ$13 million shared services costs and is based on an average exchange rate of NZ$1.00 = US$0.60.

(e)	A change of control is an event requiring the Company to enter into good faith negotiations with the lenders under the Company’s NZ$150 million financing facility with a view to agreeing terms on which the lenders are willing to continue making the facility available to the Company. If after 30 days the parties have not agreed such terms the lenders may cancel the facility at any time by not less than 60 days notice.

(f)	There is no other information about the assets, liabilities, profitability and financial affairs of Tenon that could reasonably be expected to be material in the making of a decision by shareholders to accept or reject the Offer.

19.	Independent advice on merits of Offer

Grant Samuel, as independent adviser, has prepared a report on the merits of the Offer as required by Rule 21 of the Takeovers Code. A copy of that report is attached to this Statement.

20.	Asset valuation

None of the information provided in this Statement refers to a valuation of any asset of Tenon.

21.	Prospective financial information

Pages 3 to 9 of this document include discussion of unaudited prospective financial information about Tenon. The detailed unaudited prospective financial information and principal related assumptions are set out in Schedule 3.

Other than the unaudited prospective financial information referred to above, and to the explanatory memorandum referred to in section 18 (c) above, this Statement does not refer to any other prospective financial information about Tenon.

22.	Sales of unquoted equity securities under Offer

There are no unquoted equity securities under the Offer.

23.	Market prices of quoted equity securities under Offer

23.1	The Shares that are the subject of the Offer are quoted on the New Zealand Stock Exchange (“NZX”) and the Australian Stock Exchange (“ASX”). In addition Tenon shares are also quoted on the New York Stock Exchange (“NYSE”) in the form of ADRs as described in paragraph 17 above. The Offer has not been extended to ADRs and ADRs cannot be tendered for acceptance under the Offer.

23.2	The closing price on each stock exchange on which the Shares that are the subject of the Offer are quoted:

(a)	on 11 May 2004, being the latest practicable working day before the date on which this Statement is sent to shareholders in Tenon were:

Exchange	Ordinary	Preference
NZX	NZ$1.89	NZ$1.89
ASX	A$1.62	A$1.61

(b)	on 7 April 2004, being the last day on which the relevant exchanges were open for business before the date on which Tenon received the Rubicon takeover notice were:

Exchange	Ordinary	Preference
NZX	NZ$1.77	NZ$1.77
ASX	A$1.50	no trades – last trade on 17 March 2004 at A$1.23 (A$1.16)

23.3	The highest and lowest closing market price of the listed ordinary shares in Tenon on each exchange during the six months before 8 April 2004, being the date on which Tenon received the Rubicon takeover notice were as follows:

(a)	highest closing market price was

Exchange	Ordinary	Preference
NZX	NZ$1.77 on 7 April 2004	NZ$1.77 on 7 April 2004
ASX	A$1.50 on 7 April 2004	A$1.35 (A$1.22) on 22 January 2004

(b)	lowest closing market price was:

Exchange	Ordinary	Preference
NZX	NZ$1.33 (NZ$1.29)	NZ$1.33 (NZ$1.29)
	on 20 October 2003	on 20 October 2003
ASX	A$1.11 (A$1.10)	A$1.11 (A$1.10)
	on 27 October 2003	on 27 October 2003

23.4	The market prices referred to in this clause 23 may have been affected by a share cancellation and return of capital programme authorised by shareholders and approved by the High Court. Under that programme one out of every two ordinary shares, and one out of every two preference shares in Tenon was cancelled, and NZ$1.25 per cancelled share has been paid to Tenon shareholders. The record date on the NZ Stock Exchange for determining the share cancellation and return of capital was 5:00 pm Friday, 26 March 2004. Accordingly, the market price of shares before this date is not directly comparable with the market price after this date. Any such comparisons of actual prices are therefore potentially misleading. For a more accurate comparison, share prices before 26 March 2004 have been adjusted by multiplying by a factor of two (to reflect the cancellation of half of all issued shares) and subtracting NZ$1.25 or A$1.09 as applicable (to reflect the return of NZ$1.25/A$1.09) to shareholders for each share cancelled). Actual share prices (in brackets) are also quoted above for information purposes.

23.5	There is no other information about the market price of the securities that would reasonably be expected to be material to the making of a decision by the offerees to accept or reject the Offer.

24.	Other information

Shareholders are referred to pages 3 to 9 of this document and in particular the sections headed:

•	“Tenon’s new strategy is delivering value”;

•	“Tenon’s management is delivering the strategy”; and

•	“Strong growth prospects”.

Those sections set out Tenon’s new strategy that commenced less than 12 months ago. It is important that shareholders consider the results being achieved and the growth prospects arising from this new strategy as set out in those sections.

There is no other information not disclosed elsewhere in this Statement that could reasonably be expected to be material to the making of a decision by the offerees to accept or reject the Offer.

25.	Approval of Target Company Statement

This Statement has been approved by the Independent Directors of Tenon who have delegated authority from the Board of Directors of Tenon to deal with all matters relating to the Offer.

As disclosed above, Michael Andrews and Luke Moriarty are not members of the group of Independent Directors as they are directors of Rubicon Limited and Chairman and Chief Executive, respectively, of Rubicon Limited. As a result, they have not formed part of the quorum of directors considering the Offer and this Statement and have not been asked to approve this Statement.

26.	Interpretation

Words and expressions defined in the Takeovers Act or the Takeovers Code and not otherwise defined in this Statement have the same meaning when used in this Statement, and in this Statement unless otherwise stated:

“$” means New Zealand dollars;

” Takeovers Act” means the Takeovers Act 1993; and

“Takeovers Code” means the Takeovers Code approved by the Takeovers Code Approval Order 2000.

27.	Certificate

To the best of our knowledge and belief, after making proper enquiry, the information contained in or accompanying this Statement is, in all material respects, true and correct and not misleading, whether by omission of any information or otherwise, and includes all the information required to be disclosed by Tenon under the Takeovers Code.

Signed by:

John Dell, Chief Executive Officer	Brett Cruickshank, Chief Financial Officer

Sir Dryden Spring, Chairman	Michael Walls, Director

Schedule 1

Ownership of equity securities in Tenon (paragraph 5 of this Statement) Position stated as at 28 April 2004 (unless otherwise noted)

	No. of equity		Percentage of
	securities held or	Designation of	class of equity
	controlled	equity security	securities
Directors
Sir Dryden Spring	250	Ordinary	0.0003%
	25,375	Preference	0.0136%
M J Andrews	15,925	Ordinary	0.0171%
	31,850	Preference	0.0171%
R H Fisher	2,000	Ordinary	0.0022%
	1,000	Preference	0.0005%
W A Larsen	10,101	Ordinary	0.0109%
	201	Preference	0.0001%
S L Moriarty	3,403	Ordinary	0.0037%
	6,805	Preference	0.0037%
M C Walls	0	Ordinary	0%
	3,000	Preference	0.0016%
Senior Officers
J A Dell	25,126	Ordinary	0.0270%
	126,303	Preference	0.0679%
	172,926	Incentive Shares*	**30.77%
P M Gillard	5,349	Ordinary	0.0058%
	21,055	Preference	0.0113%
	129,695	Incentive Shares*	**23.08%
B Cruickshank	50,000	Ordinary	0.0538%
	0	Preference	0%
	86,463	Incentive Shares*	**15.38%
M K Eglinton	0	Ordinary	0%
	30,000	Preference	0.0161%
	86,463	Incentive Shares*	**15.38%
I R Boyd	6,259	Ordinary	0.0067%
	4,000	Preference	0.0022%
B Goldsack	0	Ordinary	0%
	0	Preference	0%
	86,463	Incentive Shares*	**15.38%

*Contingent right to acquire shares pursuant to the long term share incentive plan described in paragraph 12(b) of this Statement.

**As a percentage of total pool of 562,010 shares.

Ownership of equity securities in Tenon (paragraph 5 of this Statement) Position stated as at 28 April 2004 (unless otherwise noted) continued

	No. of equity		Percentage of total
	securities held or	Designation of	no. of equity
	controlled	equity security	securities
Persons holding or controlling more than 5% of a class of equity security
Rubicon Forests Limited[1]	7,714,711	Ordinary	8.30%
	48,049,950	Preference	25.85%
Rubicon Forests Holdings	7,500,000	Ordinary	8.07%
Limited[1,2]	41,714,866	Preference	22.44%
Rubicon Forests Investments	214,711	Ordinary	0.23%
Limited[1,2]	6,335,084	Preference	3.41%
New Zealand Central Securities	43,218,997	Ordinary	46.50%
Depository Limited[3]	80,241,810	Preference	43.16%
AMP Capital Investors (New	2,671,414	Ordinary	2.87%
Zealand) Limited[4,5]	16,427,456	Preference	8.84%
Citibank Nominees (New	18,880,355	Ordinary	20.31%
Zealand) Limited[5]	19,163,236	Preference	10.31%
National Nominees (New	6,330,890	Ordinary	6.81%
Zealand) Limited[5]	10,639,859	Preference	5.72%
ANZ Nominees Limited[5]	4,586,422	Ordinary	4.93%
	8,164,656	Preference	4.39%
Westpac Banking Corporation	6,625,828	Ordinary	7.13%
Client Assets No 2[5]	9,460,532	Preference	5.09%
Perry Capital[5,6]	3,760,747	Ordinary	4.05%
	10,152,043	Preference	5.46%

1.	Based on information disclosed in substantial security holder notices and in the Offer Tenon understands that Rubicon Forests Limited entered into deeds dated 5 May 2004 with Rubicon Forests Holdings Limited and Rubicon Forests Investments Limited relating to those companies’ share holdings in Tenon. Pursuant to those deeds Rubicon Forests Limited is granted authority to exercise all voting rights in respect of the Tenon shares held by those companies. The authority may be terminated at any time by the grantor.

2.	Shareholdings for Rubicon Forests Holdings Limited and Rubicon Forests Investments Limited are included in total number of shares listed for Rubicon Forests Limited.

3.	New Zealand Central Securities Depository (“NZCSD”) provides a custodial depository service, which allows electronic trading of securities to its members. NZCSD does not have a beneficial interest in the shares held by it.

4.	Based on information disclosed in substantial security holder notice dated 23 April 2004.

5.	Shares are registered in the name of NZCSD. Holder is disclosed as the nominee account holder by NZCSD in response to notices issued by the Tenon pursuant to section 28 of the Securities Markets Act 1988. Disclosed holder may not be the beneficial owner of the shares referred to.

6.	Perry Capital is a beneficial holder of shares held for Citibank Nominees (New Zealand) Limited by NZCSD. The beneficial shareholding disclosed is based on information provided to Tenon in response to notices issued by the Tenon pursuant to sections 28 and 29 of the Securities Markets Act 1988.

Schedule 2
Trading in equity securities in Tenon
(paragraph 6 of this Statement)

	No. of	Designation
	Equity	of Equity	Acquisition	Consideration
Name	Securities	Securities	or Disposal	($)	Date
Directors
Sir Dryden Spring	0	Ordinary		—
	13,000	Preference	Acquisition	$1.72	5/04/2004
Senior Officers
J A Dell	0	Ordinary		—
	76,050	Preference	Acquisition	$1.72	1/04/2004
	172,926	Incentive Shares*	Acquisition	n/a	18/12/2003
P M Gillard	0	Ordinary		—
	10,000	Preference	Acquisition	$1.73	1/04/2004
	129,695	Incentive Shares*	Acquisition	n/a	18/12/2003
B Cruickshank	50,000	Ordinary	Acquisition	$1.72	2/04/2004
	0	Preference		—
	86,463	Incentive Shares*	Acquisition	n/a	18/12/2003
M K Eglinton	0	Ordinary		—
	30,000	Preference	Acquisition	$1.72	5/04/2004
	86,463	Incentive Shares*	Acquisition	n/a	18/12/2003
B Goldsack	86,463	Incentive Shares*	Acquisition	n/a	4/03/2004

*Contingent right to acquire shares pursuant to the long term share incentive plan described in paragraph 12(b) of this Statement.

Schedule 3
Tenon Limited
Prospective Financial Information (Unaudited)

The prospective financial information of Tenon is presented in New Zealand dollars and has been prepared in accordance with the accounting policies of Tenon (generally accepted accounting practice in New Zealand, NZ GAAP) as published in the Group’s June 2003 Annual Report.

The prospective financial information has been prepared by the Company to project the performance of the continuing operations of Tenon and is based upon the key assumptions as listed below, which are in line with the actions the Company intends to take, including the completion of the sale of its plantation forestry activities and the second capital return as disclosed. The prospective financial information is a projection and is based on hypothetical assumptions which are realistic possible outcomes, but not necessarily the most probable outcome. A projection as defined in New Zealand Financial Reporting Standard No. 29 “Prospective Financial Information” is not a forecast. A forecast is prospective financial information prepared based on assumptions as to the future events which the Company reasonably expects to occur. Investors must consider the hypothetical assumptions described below in order to fully understand the prospective financial information. The projections are presented solely for the purposes of this Target Company Statement and must be read in conjunction with the key assumptions listed below.

The prospective financial information is likely to vary from actual results and any variation may be materially positive or negative because the assumptions, and therefore the prospective financial information, are by their very nature subject to risks and uncertainties, many of which are outside the control of the Company and are not predictable. The impact of these risks could adversely affect Tenon’s future financial condition or results.

Statement of Prospective Financial Performance — Continuing Activities

For year ended 30 June

NZ$ million	2004	2005
Operating Revenue	554	735
Operating Expenses	-504	-689
Unusual Items (Note 4)	-2	—

Operating Earnings (EBIT)	48	46
Funding Costs	-2	-5

Earnings before Taxation	46	41
Taxation	-10	-12

Earnings after Taxation	36	29
Minority Interest	-3	-2

Net Earnings from Continuing Operations	33	27

Tenon Limited
Prospective Financial Information (Unaudited)

Statement of Prospective Financial Position
 As at 30 June

NZ$ million	2004	2005
ASSETS
Cash and Liquid Deposits	218	5
Stocks	84	86
Debtors	76	78
Deferred Settlement	19	—

Total Current Assets	397	169
Fixed Assets	118	115
Intangible Assets	11	25
Investments	35	34
Deferred Taxation Asset	22	22

Total Group Assets	583	365

LIABILITIES AND EQUITY
Liabilities
Creditors	72	68

Total Current Liabilities	72	68
Term Debt	19	106

Total Group Liabilities	91	174

Equity
Group Equity	484	191
Minority Equity	8	—

Total Group Equity	492	191

Total Group Liabilities and Equity	583	365

Tenon Limited
Prospective Financial Information (Unaudited)

Statement of Prospective Cash Flows
 For year ended 30 June

NZ$ million	2004	2005
Cash was Provided:
From Operating Activities
Receipts from Customers	530	713
Dividends Received	7	8
Interest Received	3	3

Total Provided	540	724
Payments to Suppliers, Employees and Other	507	676
Interest Paid	3	6
Income Tax Paid	8	12

Total Applied	518	694

Net Cash from Operating Activities	22	30
From Investing Activities
Repayment of Loan by Associate	—	10

Total Provided	—	10
Purchase of Fixed Assets	13	14
Purchase of Investments and Minority Interest	18	25

Total Applied	31	39

Net Cash to Investing Activities	-31	-29
From Financing Activities
Debt Drawdowns	122	92

Total Provided	122	92
Capital Return	349	320
Debt Settlements	234	5

Total Applied	583	325

Net Cash to Financing Activities	-461	-233
Net Cash from Discontinued Operations	643	19

Net Movement in Cash Held	173	-213
Add Opening Cash and Liquid Deposits	47	218
Effect of Exchange Rate Changes on Net Cash	-2	—

Closing Cash and Liquid Deposits	218	5

Net Earnings from Continuing Operations	33	27
Adjustments for Items not involving Cash:
Depreciation, Amortisation and Provisions	7	18
Minority Interest in Earnings of Subsidiaries	3	2
Equity Earnings	-8	-9

Cash Flow from Operations before Net Working Capital Movements	35	38
Net Working Capital Movements	-13	-8

Net Cash from Operating Activities	22	30

Tenon Limited
Prospective Financial Information (Unaudited)

Notes to the Prospective Financial Information

1	Basis of Presentation

The prospective financial information of Tenon is presented in New Zealand dollars and has been prepared in accordance with the accounting policies of Tenon (generally accepted accounting practice in New Zealand, NZ GAAP) as published in the Group’s June 2003 Annual Report.

The prospective financial information incorporates:

•	a projection for the year ended 30 June 2004 for the Tenon continuing operations based upon actual results for the ten months to April 2004, which have been extracted from Tenon’s management accounts, and a projection for the two months to June 2004 based on the assumptions detailed below; and

•	a projection for the year ended 30 June 2005 based upon the assumptions detailed below.

The prospective financial information is presented solely for the purpose of inclusion in this Target Company Statement and must be read in conjunction with the key assumptions listed below. The prospective financial information was approved by the Directors on 10 May 2004. It is not intended that the prospective financial information will be updated subsequent to the issue of this Target Company Statement.

The prospective financial information is likely to vary from actual results and any variation may be materially positive or negative because the assumptions, and therefore the prospective financial information, are by their very nature subject to risks and uncertainties, many of which are outside the control of the Company and are not predictable. The impact of these risks could adversely affect Tenon’s future financial condition or results. The prospective financial information is further qualified by the cautionary statements contained in the Forward-Looking Statements section on the inside front cover of this Report.

2	Key Assumptions

The key assumptions are summarised below:

(a)	The Prospective Statement of Financial Performance relates to Tenon’s continuing operations

The continuing operations of the Tenon Group relate to the marketing, manufacturing and distribution activities of the group and exclude the operations previously disclosed as the Forests and Supply segment (discontinued operations).

(b)	The sale of Tenon’s forest estate is completed

The sale of Tenon’s plantation forestry activities, including the sale of the forestry right by Tarawera Forests Limited, effective 28 February 2004 and 4 June 2004 respectively is completed and includes settlement of $705 million by 30 June 2004 and outstanding deferred settlements of $20 million during August 2004.

(c)	Return of capital to shareholders is completed

A capital return of 115 cents per existing Tenon share is included within the projected financial information with an effective date of September 2004.

(d)	Log purchase prices

The following average log purchase prices have been assumed.

	2004	2005
(real dollars)	NZ$/m3	NZ$/m3
Radiata - Pruned	146	150
Radiata - Unpruned	85	87

Tenon Limited
Prospective Financial Information (Unaudited)

(e)	Sales prices

Sales prices for the Structural business and Appearance business for 2004 have been assumed at current March 2004 levels. Second half June 2004 real average prices are assumed for the Structural business for 2005. For the Appearance business, Moulding and Better lumber average prices of US$1,070m3 and Solid Lineal Mouldings average prices of US$1,750m3 have been assumed for 2005.

Operating revenue includes revenue from The Empire Company, which is consolidated from 1 November 2003. Projected annual operating revenue for The Empire Company totals approximately US$150 million for the 12 months to June 2004. June 2005 assumes a 5% growth in The Empire Company’s revenue.

(f)	Sales volumes

The following sales volumes have been assumed for the manufacturing businesses.

	2004	2005
	000m3	000m3
Solid Lineal Mouldings	34	36
Laminated and Finger-Jointed Product	72	68
Lumber and Roundwood	574	588

	680	692
Third Party Lumber Trading	31	31

Total	711	723

(g)	Overheads and expenses

Shared Services overheads not specific to the Processing and Distribution businesses have historically been included within the Forests and Supply segment. Following the sale of the forestry activities Tenon is projecting an ongoing overhead of $15 million per annum (including depreciation). Included within the operating expenses from continuing operations in the prospective financial information are overheads of $6 million for June 2004 (being costs post the forestry activities sale) and $15 million for the year ended 30 June 2005. In addition, operating revenue for the year ended 30 June 2004 and 2005 includes interest income of $1 million and $3 million respectively relating to cash balances held between the settlement of the Forest Sales and the Capital Returns.

The June 2005 projection includes an inflation increase of 2% to processing and other costs from June 2004 average costs.

(h)	Exchange rates

The following exchange rates have been assumed.

		2004	2005
New Zealand dollar versus:
United States dollar	- average rate	0.63	0.60
	- period end rate	0.60	0.60
Australian dollar	- average rate	0.88	0.87
	- period end rate	0.89	0.87

The average United States dollar exchange rate assumed for the projected two months from 1 May 2004 to 30 June 2004 is 0.62 cents.

Tenon Limited
Prospective Financial Information (Unaudited)

(i)	Debt/Interest Rates

Tenon has a revolving loan facility totalling $150 million arranged by Bank of New Zealand. The loan facility comprises a three-year revolving credit facility (with advances in either New Zealand or United States dollars). Bank of New Zealand has also agreed to provide a one-year term overdraft facility of $15 million (advanced in New Zealand dollars). There are no mandatory repayment amounts during the period of either facility (although the overdraft facility is repayable on demand).

The interest rate payable on the syndicated bank facility is the base rate plus a commitment fee for the entire facility amount plus a margin for the borrowed amount. The commitment fee (ranging from 0.35% to 0.5%) and margin (ranging from 0.45% to 0.75%) are charged based on the Company’s Gearing Ratio covenant at the time.

Establishment fees of $0.1 million have been expensed in the June 2004 Statement of Financial Performance.

The following weighted average interest rates have been assumed in the projected financial information:

	2004	2005
NZ dollar	7.7%	7.7%
US dollar	4.9%	4.9%

Weighted average rate	5.5%	5.5%

Tenon currently has an interest rate risk management policy to fix interest rates on between 40%-70% of its debt. Tenon’s foreign exchange risk policy is to manage liability foreign exchange risk by maintaining foreign currency denominated debt in the currencies in which Tenon has significant net revenue streams. This provides a natural hedge. Consistent with this policy, debt is assumed to be drawn in New Zealand dollars (20%) and United States dollars (80%).

In addition to the above facility, the Company has minority debt relating to third party debt held in a non-wholly owned subsidiary of $19 million as at June 2004. The associated interest charge of $1 million for the year ended June 2004 is included within Funding Costs.

(j)	Income tax

The income tax rate for New Zealand and the United States has been assumed to be 33% and 39% respectively and there will be no change in the taxation environments in which Tenon operates.

Following the sale of the forestry activities the Company has taxation assets in excess of the amount that can be recognised under NZ GAAP. NZ GAAP allows the recognition of taxation assets when utilisation is considered virtually certain, which is subject to the future earnings of the Tenon Group. In line with NZ GAAP Tenon has only recognised tax assets of $22 million in the prospective financial information. Due to the existence of non-recognised New Zealand taxation benefits, no New Zealand jurisdictional taxation expense has been included in the prospective financial information, as unrecognised losses will be progressively recognised to offset any New Zealand jurisdictional taxation charge during the prospective periods. The projected taxation expense relates to tax obligations in the United States.

Tenon Limited
Prospective Financial Information (Unaudited)

(k)	Capital investment

During 2004 Tenon exercised a purchase option to increase its shareholding in The Empire Company, Inc. to 67% for a total cost of $17 million. Following the exercise of this option, The Empire Company has been consolidated as a subsidiary of the group from 1 November 2003. Tenon has an agreement to purchase the remaining one third after 1 November 2004 at the discretion of the minority partner. The prospective financial information assumes the exercise of the option on 1 November 2004 for a cost of $25 million.

The prospective financial information includes capital expenditure, to maintain current operating capacity and upgrade operating efficiencies of $13 million and $14 million for 2004 and 2005 respectively, over and above expenditure made on the acquisition of increased ownership in The Empire Company.

3	Segmental Summary

NZ$ million	2004	2005
Operating Revenue
Structural	221	237
Log Procurement	46	90
Appearance	286	405
Support	1	3

	554	735

Earnings before Interest, Taxation, Depreciation and Amortisations (EBITDA)
Structural	22	21
Appearance	37	54
Interest Income	1	3
Support	-5	-13

	55	65
Unusual Items	-2	—
Other(1)	9	-1

Total EBITDA	62	64
Depreciation/Amortisation	-14	-18

Operating Earnings	48	46

(1)	Relates to foreign exchange gains/losses on the net foreign denominated debt instruments not attributed to a specific business unit.

4	Unusual Items

June 2004 includes $2 million of expenses in relation to costs associated with the partial takeover offer by Rubicon Forests Limited.

Schedule 4
Tenon Limited (Fletcher Challenge Forests)
Half Year Report 2003-2004

Operating earnings prior to forest revaluation for the six months ended 31 December 2003 of $23 million, compared with $47 million (prior to unusual items) recorded in the corresponding six months to December 2002. A challenging foreign exchange environment, high shipping costs, reduced sales from owned forest estates and loss of synergies from the cancellation of the Central North Island Forest Partnership (“CNIFP”) management contract, were all factors behind the decline in earnings.

Operating earnings from the processing, marketing and distribution businesses were $19 million compared with $21 million recorded in the corresponding six months to December 2002, and were significantly higher than the $9 million for the six months to June 2003.

Highlights during the six month period included:

•	The sale, subject to shareholder approval, of the majority of the Company’s forest assets and further progress on refocusing the business.

•	A proposed $0.625 per share return of capital to shareholders in March.

•	Expansion of the US distribution business with the acquisition of an additional 33% of The Empire Company (“Empire”), raising ownership to 67%.

•	Commissioning, at the Taupo mill, of a third line producing solid lineal mouldings for the US market.

•	Progressing the development of new international markets for existing products and new high value applications for Radiata pine.

The net loss after taxation for the six month period of $26 million includes a write-down in the carrying value of the Company’s forest crop of $38 million (after tax), to align the value of the forest assets with the sales price announced during December 2003. Prior to the forest crop write-down, net earnings for the period were $12 million.

Operations

Operating revenue for the period totalled $336 million, down 6% on the corresponding six months to December 2002. The adverse impact of the strong New Zealand dollar and reduced log sales volumes was partially offset by the consolidation of Empire from 1 November 2003. The average NZ/US dollar exchange rate during the six months to December 2003 was $0.6036 compared to $0.4830 for the six months to December 2002. The change in foreign exchange rates was mitigated by the Company’s hedging policy, which contributed $7 million pre tax (2002: $12 million).

Earnings before interest, tax, depreciation and amortisations (“EBITDA”) for the processing, marketing and distribution businesses for the six months to December 2003 was steady at $26 million, compared to $27 million for December 2002 and $16 million for the six months to June 2003. The Australasian and Asian Consumer Solutions segment, with EBITDA of $13 million for the current period compared to $8 million for December 2002 and $12 million for the six months to June 2003, benefited from the strong demand in both the domestic and Australian markets and reduced log prices. Sales prices remained stable as demand was matched by competitors redirecting supply from export markets into the domestic market.

The North American Consumer Solutions segment was impacted by the strong New Zealand dollar and weak US lumber prices. EBITDA, which includes the consolidation of Empire from 1 November 2003, was $13 million for the current period, compared to $19 million for December 2002. This represents a significant improvement from the EBITDA of $4 million for the six months to June 2003. The Moulding and Better market indicator price series rose from the June 2003 low of USD900/mbf to USD1,050/mbf at December 2003, which, combined with the continued focus on efficiency and reductions in pruned log prices, assisted the New Zealand based operations to return to profitability during the period.

The Forests and Supply business contributed EBITDA of $2 million for the six months to December 2003 compared to $20 million for December 2002. Increases to average sales prices in US dollars during

Tenon Limited (Fletcher Challenge Forests)
Half Year Report 2003-2004

the period were not sufficient to offset the higher NZ/US dollar exchange rate, further increases to shipping rates, the reductions in sales volumes from our Group’s owned estates and a loss of operating synergies following the termination of the CNIFP management contract on 30 June 2003. The sales volume reduction of 14% from the six months to December 2002 follows the sale of mature forestry rights to UBS Timber Investors on 28 March 2003.

Forest Crop Valuation

The carrying value of the forest crop has been revalued to an estimated net market value based upon the sale and purchase agreement for the forest assets, including the Tarawera forestry right at $165 million. The forest crop carrying value is net of other forest assets (recorded at historic cost) included within the forest sale and direct forest sale costs of $35 million.

Financial Position

Net cash from operations totalled $16 million compared to $29 million in December 2002, reflecting the difficult trading conditions within our forestry business and the strong NZ dollar. A $25 million movement in net working capital related primarily to forest sale costs and the termination of the CNIFP management contract.

Net cash applied to investing activities during the period of $23 million included the acquisition of the additional 33% interest in Empire ($17 million).

Net debt totalled $125 million as at 31 December 2003, including the debt held by Empire of $17 million, representing a debt to book capitalisation ratio of 13%.

Forest Sale and Capital Return

On 18 December 2003, in line with the previously announced strategy to refocus the business away from forest ownership and towards the Company’s processing, marketing and distribution activities, subsidiaries of the Company signed an agreement for the sale of the Group’s forest assets to a consortium led by Kiwi Forests Group Limited, for a price of $725 million (including $165 million for the Tarawera forestry right). Shareholders will vote on the forests sale and associated return of capital of $0.625 per share at a Special Meeting of Shareholders on 20 February 2004.

The Tarawera forestry right sale was subject to a financing condition being confirmed by 31 January 2004. This condition was not met and the forestry right will be re-marketed. If the sale is completed, the Company intends to include the proceeds of any future sale of the Tarawera forestry right in the second capital return scheduled for the second half of calendar 2004.

Outlook

The strategies pursued by the Company have laid a strong foundation for the Company’s transition from a price-taking commodity producer to a consumer focused manufacturer of more sophisticated, high-margin wood products. Key business attributes that will drive the future of the Company include a leadership position in marketing premium wood products, effective distribution channels, world class processing plants, an established customer base and effective brands and a drive to expand the markets for its products.

Sir Dryden Spring	John Dell
Chairman	Chief Executive Officer

Tenon Limited (Fletcher Challenge Forests)
Half Year Report 2003-2004

Condensed Financial Statements (Unaudited)

	Six Months	Year Ended	Six Months
	Dec 2003	Jun 2003	Dec 2002
Statement of Financial Performance	NZ$m	NZ$m	NZ$m
Operating Revenue (Note 2)	336	678	359
Operating Expenses	-313	-597	-312
Unusual Items (Note 3)	—	-31	-23

Operating Earnings	23	50	24
Forest Crop Revaluation	-51	-451	-3
Funding Costs (Note 4)	-1	-18	-12

Earnings before Taxation	-29	-419	9
Taxation	4	140	-5

Earnings after Taxation	-25	-279	4
Minority Interest	-1	8	—

Net Earnings	-26	-271	4

Per Share Information
Basic and Diluted Net Earnings per Share (cents)	-4.7	-48.6	0.7
Net Assets per Share ($)	1.49	1.55	2.05
Number of Shares on Issue (millions of shares)	558	558	558

	Dec 2003	Jun 2003	Dec 2002
Statement of Financial Position	NZ$m	NZ$m	NZ$m
Assets
Cash and Liquid Deposits	16	47	26
Stocks	89	66	75
Debtors	71	54	59
Forest Crop Available for Sale	—	—	124

Total Current Assets	176	167	284
Fixed Assets	317	322	326
Forest Crop	531	582	1,031
Investments	30	33	24
Goodwill	12	2	2
Deferred Taxation Asset	11	5	—

Total Assets	1,077	1,111	1,667

Liabilities
Creditors	76	93	105

Total Current Liabilities	76	93	105
Term Debt	141	133	250
Provision for Deferred Taxation	—	—	138

Total Liabilities	217	226	493

Equity
Group Equity	832	864	1,144
Minority Equity	28	21	30

Total Group Equity	860	885	1,174

Total Liabilities and Equity	1,077	1,111	1,667

Tenon Limited (Fletcher Challenge Forests)
Half Year Report 2003-2004

Condensed Financial Statements (Unaudited)

	Six Months	Year Ended	Six Months
	Dec 2003	Jun 2003	Dec 2002
	NZ$m	NZ$m	NZ$m
Statement of Cash Flows
Total Provided	322	683	358
Total Applied	-331	-637	-341

Net Cash (to)/from Operating Activities	-9	46	17
Sale of Fixed Assets and Forest Crop	—	118	1
Purchase of Fixed Assets	-6	-11	-3
Purchase of Investments and Minority Interest	-17	-12	—

Net Cash (to)/from Investing Activities	-23	95	-2
Net Debt Drawdowns/(Settlements)	3	-112	-9
Dividends Paid to Minority Shareholders	—	-2	-1

Net Cash from/(to) Financing Activities	3	-114	-10

Net Movement in Cash Held	-29	27	5
Add Opening Cash and Liquid Deposits	47	22	22
Effect of Exchange Rate Changes on Net Cash	-2	-2	-1

Closing Cash and Liquid Deposits	16	47	26

Net Earnings	-26	-271	4
Adjustments for Items not involving Cash:
Depreciation, Amortisation, Provisions and Revaluations	52	457	33
Taxation	-6	-147	-4
Minority Interest	1	-8	—
Equity Earnings	-5	-5	-4
Loss on Disposal of Forest Assets	—	29	—

Cash Flow from Operations before Net Working Capital Movements	16	55	29
Net Working Capital Movements	-25	-9	-12

Net Cash (to)/from Operating Activities	-9	46	17

Statement of Movements in Equity
Net Earnings for the period
Parent Shareholders’ Interest	-26	-271	4
Minority Interest	1	-8	—
Movement in Currency Translation Reserve - Parent Shareholders’ Interest	-6	-9	-4

Total Recognised Revenues and Expenses for the period	-31	-288	—
Acquisition of Empire Minority Interest	6	—	—
Dividends and Distributions – Minority Interest	—	-2	-1

Movements in Equity for the period	-25	-290	-1

Total Group Equity at the beginning of the period
Parent Shareholders’ Interest	864	1,144	1,144
Minority Interest	21	31	31

	885	1,175	1,175

Total Group Equity at the end of the period
Parent Shareholders’ Interest	832	864	1,144
Minority Interest	28	21	30

	860	885	1,174

Tenon Limited (Fletcher Challenge Forests)
Half Year Report 2003-2004

Forest Sale Process

On 18 December 2003, Fletcher Challenge Forests reached an agreement with Kiwi Forests Group Limited, Viking Global New Zealand Limited and OTPP New Zealand Forest Investments Limited that was expected to result in the sale of the forest assets (including the Tarawera forestry right) for $725 million. The sale of the forest assets is subject to approval by the Company’s shareholders and the receipt by the purchasers of the approval of the Overseas Investment Commission. The sale of a forestry right by Tarawera Forests Limited (for $165 million), a subsidiary of Fletcher Challenge Forests Limited, was also subject to Kiwi Forests Group Limited arranging finance for the acquisition of that asset. On 30 January 2004 Kiwi Forests Group advised that it was not able to satisfy the financing condition in respect of the Tarawera forestry right. The Tarawera forestry right is being remarketed following the non-completion of this condition.

The consequences of the proposed forest sale on the Fletcher Challenge Forests financial statements will be significant. The carrying value of the forest crop has been revalued to an estimated net market value based upon the sale and purchase agreement for the forest assets (including the Tarawera Forestry right at $165 million). The forest crop carrying value is net of other forest assets (recorded at historic cost) included within the forest sale and direct forest sale costs of $35 million. Additional reorganisation costs not directly related to the forests sale will be expensed as incurred.

Notes to the Condensed Financial Statements

1. These interim Financial Statements have been prepared in accordance with FRS 24 “Interim Financial Statements”. The statements should be read in conjunction with the 2003 Annual Report of Fletcher Challenge Forests Limited. The Accounting Policies used in these Financial Statements are consistent with those used in the previously published Annual Report.

2. Operating Revenue includes Equity Earnings from Associate Companies of $8 million (June 2003: $14 million, December 2002: $9 million), including dividends received of $3 million (June 2003: $9 million, December 2002: $5 million). On 1 November 2003, Fletcher Challenge Forests increased its stake in The Empire Company from 33% to 67%. From this date the financial results of The Empire Company are fully consolidated.

3. Unusual Items:

	Six Months	Year Ended	Six Months
	Dec 2003	Jun 2003	Dec 2002
	NZ$m	NZ$m	NZ$m
Sale of Forest Assets	—	-29	-25
Other	—	-2	2

Total Unusual Items	—	-31	-23

4. Funding Costs for December 2003 includes a $2 million mark to market gain on interest rate swaps (June 2003: $4 million cost, December 2002: $2 million cost).

Tenon Limited (Fletcher Challenge Forests)
Half Year Report 2003-2004

Segmental Financial &Volume Information

			Total
December 2003			Processing,			Fletcher
Six months to			Marketing &	Forests &		Challenge
($ million)	AACS(1)	NACS(2)	Distribution	Supply(3)	Other(4)	Forests
Operating Revenue	108	104	212	124	—	336

EBITDA(5)	13	13	26	2	7	35
Depreciation & Amortisation	-4	-3	-7	-5	—	-12

Operating Earnings before unusual items	9	10	19	-3	7	23

Unusual Items						—

Operating Earnings						23

			Total
June 2003			Processing,			Fletcher
Six months to			Marketing &	Forests &		Challenge
($ million)	AACS(1)	NACS(2)	Distribution	Supply(3)	Other(4)	Forests
Operating Revenue	106	76	182	137	—	319

EBITDA (5)	12	4	16	19	11	46
Depreciation & Amortisation	-4	-3	-7	-5	—	-12

Operating Earnings before unusual items	8	1	9	14	11	34

Unusual Items						-8

Operating Earnings						26

			Total
December 2002			Processing,			Fletcher
Six months to			Marketing &	Forests &		Challenge
($ million)	AACS(1)	NACS(2)	Distribution	Supply(3)	Other(4)	Forests
Operating Revenue	120	91	211	148	—	359

EBITDA (5)	8	19	27	20	12	59
Depreciation & Amortisation	-4	-2	-6	-6	—	-12

Operating Earnings before unusual items	4	17	21	14	12	47

Unusual Items						-23

Operating Earnings						24

1.	AACS: Australasian and Asian Consumer Solutions.

2.	NACS: North American Consumer Solutions.

3.	Includes corporate assets and overheads not specific to the Processing, Marketing & Distribution businesses.

4.	Other: foreign exchange gains on debt instruments not attributed to a specific business unit.

5.	EBITDA: Earnings before Interest, Taxation, Depreciation, Amortisation, Forest Valuation and Unusual Items.

Sales Volumes
(000m3) Six months to	Dec 2003	Jun 2003	Dec 2002
Log/Residue Sales
Total Forest Estate	907	1,013	1,055
Third Party Trading	1,179	1,225	1,205
Intra-Company Sales	-428	-387	-362

Total	1,658	1,851	1,898

Manufactured Product Sales
Solid Lineal Mouldings	13	15	15
Laminated and Finger-Jointed Product	39	45	48
Lumber and Roundwood	282	280	291

	334	340	354
Third Party Lumber Trading	17	21	32

Total	351	361	386

INDEPENDENT ADVISER’S REPORT

ON

A PARTIAL TAKEOVER OFFER
FROM RUBICON FORESTS LIMITED

May 2004

1	Terms of the Takeover Offer		1
	1.1	Summary of the Takeover Offer	1
	1.2	Profile of Rubicon	3
2	Scope of the Report		5
	2.1	Requirements of the Takeovers Code	5
	2.2	Purpose of the Report	5
	2.3	Basis of Assessment	5
	2.4	Approach to Evaluation of Fairness	6
	2.5	Sources of Information	7
	2.6	Limitations and Reliance on Information	8
3	Profile of Tenon		10
	3.1	Background to Tenon	10
	3.2	Industry Structure	12
	3.3	Business Operations	15
	3.4	Financial Performance	21
	3.5	Financial Position	25
	3.6	Cash Flows	26
	3.7	Capital Structure and Ownership	26
	3.8	Share Price History	28
4	Valuation of Tenon		29
	4.1	Methodology	29
	4.2	Valuation of Tenon	31
	4.3	Other Assets and Liabilities	34
5	Evaluation of the merits of the Rubicon Offer		36
	5.1	The Rubicon Offer is Not Fair	36
	5.2	Other Merits of the Rubicon Offer	36
	5.3	Acceptance or Rejection of the Rubicon Offer	41
6	Qualifications, Declarations and Consents		42
	6.1	Qualifications	42
	6.2	Disclaimers	42
	6.3	Independence	42
	6.4	Information	42
	6.5	Declarations	43
	6.6	Consents	43
Appendix 1 - Recent Transaction Evidence
Appendix 2 - Sharemarket Ratings and Multiples for Selected Companies

1	Terms of the Takeover Offer

1.1	Summary of the Takeover Offer

On 8 April 2004 Rubicon Forests Limited, a wholly owned subsidiary of Rubicon Limited (“Rubicon”), released a notice of its intention to make a partial takeover offer under the Takeovers Code to increase its shareholding in Tenon Limited (“Tenon”) to 50.01% (“the Rubicon Offer”). Fletcher Challenge Forests Limited (“FC Forests”) changed its name to Tenon following the decision by shareholders to sell its forestry assets in February 2004.

As Rubicon already owns 19.99% of the fully paid shares in Tenon, Rubicon is seeking to acquire a further 30.02% of the total issued shares of Tenon at a price of $1.85 per Tenon share. This represents approximately 37.6% of the shares in Tenon not already owned by Rubicon.

The notice of intention to make an offer contains a reasonably extensive list of conditions for the benefit of Rubicon and its financiers. The majority of the conditions are typical of an offer of this nature and a number of them can be waived at Rubicon’s discretion. The more unusual conditions include:

•	no event occurring or becoming likely to occur, which in the opinion of the bank which is providing finance for the Offer (“Financing Bank”), has or may have a material adverse effect on the operations, financial position, assets or liabilities (including contingent liabilities) of Rubicon and any of its subsidiaries (taken as a whole) or of Tenon and any of its subsidiaries (taken as a whole) as compared with the position at the date of this Offer, or the future prospects of Rubicon and any of its subsidiaries (taken as a whole) or of Tenon and any of its subsidiaries (taken as a whole);

•	no material adverse change occurring:

•	in national or international political, financial or economic conditions or national or international banking, capital or equity markets; or

•	in the forest products industry in Australasia or North America; or

•	in currency exchange rates affecting New Zealand,

which, in the opinion of the Financing Bank, is so material and adverse as to make it impracticable or inadvisable for them to proceed with the financing of this Offer;

•	no occurrence of:

•	any act of God, war, sabotage, terrorism, riot insurrection, civil commotion, national emergency (whether in fact or law), earthquake, volcanic eruption, strike, lock-out or other industrial disturbance, accident, uncontrollable delay in transportation, inability to obtain any necessary materials, equipment, facilities or qualified employees, or the effect of any applicable laws, orders, rules or regulations and any other matter beyond the reasonable control of the Financing Bank which prevents or may prevent the Financing Bank from financing this Offer; or

•	an outbreak of hostilities, whether war is declared or not, which prevents or may prevent the Financing Bank from financing this Offer;

•	receipt by Rubicon Forests of confirmation from Tenon’s syndicated bank group that, should the Offer be successful, they will continue (on current terms) to provide the Tenon Group with the $150 million three-year revolving credit facility and $15 million one year overdraft facility outlined on page 50 of Tenon’s 16 January 2004 Explanatory Memorandum;

•	the directors of Tenon confirming to Rubicon Forests in writing (by no later than seven days from the date of this Offer) that no shares, notes, options or other securities or interests held or controlled by any member of the Group in any company or other entity (whether incorporated or not) are or will be subject to forfeiture, transfer or any right of pre-emption (where such forfeiture, transfer or right of pre-emption will or could have a material adverse impact on the financial position or prospects of the Group) in the event that Rubicon and its subsidiaries become the holder or controllers of (or, by the Offer becoming unconditional, obtain the right to become the holders of) more than 50% of the shares in Tenon, or if they fail to so confirm, an expert (being a suitably qualified person appointed by, but not an associate of, Rubicon Forests) confirming this;

•	the directors of Tenon confirming to Rubicon Forests in writing (by no later than seven days from the date of this Offer) that the interest of the Group in any company or other entity (whether incorporated or not) in any concession, lease, grant, permit, consent, quota, authority, contract, licence, franchise, title, timber cutting, farming, mining or growing right or any other right or benefit whatsoever enjoyed by any member of the Group will not be materially and prejudicially affected in the event that Rubicon and its subsidiaries become the holder or controllers of (or, by the Offer becoming unconditional, obtain the right to become the holders of) more than 50% of the shares in Tenon, or if they fail to so confirm, an expert (being a suitably qualified person appointed by, but not an associate of, Rubicon Forests) so confirming this.

The first four conditions listed above can only be waived by the Financing Bank providing Rubicon with the finance to complete the transaction. The last two conditions require the Directors of Tenon to provide certain confirmations to Rubicon within seven days of the offer being made. The Directors of Tenon are not obliged to provide these confirmations or provide information to an expert appointed by Rubicon. Rubicon can at its discretion waive these latter two conditions.

When the Rubicon Offer was sent to Tenon shareholders it contained a new mechanism that provides the right for Tenon shareholders who accept the Rubicon Offer to withdraw their acceptance in the event another party makes a higher cash offer for 100% of Tenon and, importantly, that the Rubicon Offer has not been declared unconditional. The new mechanism appears to have been included to encourage early acceptance of the Rubicon Offer. However the mechanism is by no means clear in either the form that it is expressed or the implications that it has for Tenon shareholders. The new mechanism may also potentially have implications in the context of the overarching framework of the Takeovers Code, one of the core tenets of which is that all shareholders are treated equally. The new mechanism is assessed in section 5, “Evaluation Merits of the Rubicon Offer”. Tenon shareholders have been advised of the new mechanism solely through the Rubicon Offer document. It has not been released by either Rubicon or Tenon to the NZX or the general market.

Acceptances

The Takeovers Code requires that the Rubicon Offer be made to all shareholders, even though the offer is not for all the shares in Tenon. The Takeovers Code allows shareholders to accept a partial offer for all or a nominated number of shares they hold. If total acceptances are received for more than 37.6% of the remaining shares not already owned by Rubicon, Rubicon will purchase from each accepting shareholder the lesser of:

•	37.6% of the shares held; or

•	the number of shares the shareholder has nominated for accepting the Rubicon Offer.

Following this “initial scaling” Rubicon can top up acceptances on a pro rata basis from shareholders who have accepted for more than 37.6% of their respective shareholdings by way of a “secondary scaling”. A complicating factor of this secondary scaling is that it is undertaken by class of share (ordinary and preference). In the event acceptances for one class were less than 37.6%, the shortfall could be made up from the other class of shares via a “final scaling” provided there were sufficient excess acceptances to fill the shortfall.

Unless Rubicon extends the offer, shareholders have until 3 June 2004 to accept the offer in respect of their shareholdings. Partial offers create considerable uncertainty in that until the calculations have been undertaken following the close of acceptances, accepting shareholders have no idea of how many of their shares, if any, will be acquired under the takeover offer.

In the event that there are insufficient acceptances the offer will lapse.

US shareholders

Rubicon has sought and been granted an exemption to Takeover Code rules 43(5), 28(1) and 45(1). The exemption permits Rubicon to send its offer documents to all Tenon shareholders except for those shareholders whose addresses on the Tenon securities register are in the USA (“US Shareholders). The exemption was granted on the basis that:

•	there are a relatively small number of shareholders with addresses registered in the USA and the US Shareholders hold less than 0.2% of all Tenon shares on issue; and

•	the cost of complying with US securities law would be out of proportion to the number of shareholders affected.

The exemption effectively precludes Tenon’s US Shareholders from accepting the Rubicon Offer. However, Tenon intends to send its target company statement to all shareholders, including US Shareholders. The scaling back of acceptances will be affected to the extent US Shareholders are excluded from participating in the Rubicon Offer under the exemption granted by the Takeovers Panel.

American Depository Receipts

The principal trading market for Tenon ordinary and preference shares is the NZX. Tenon’s ordinary and preference shares are listed on the New York Stock Exchange by way of American Depository Receipts (“ADR”), for which Citibank N.A. is the depository. Tenon has advised that Citibank N.A. will not participate in any offer that does not comply with US securities law. As at 28 April 2004 ADRs represented approximately 4.38% of all Tenon ordinary and preference shares on issue.

1.2	Profile of Rubicon

Rubicon was formed as part of the restructuring of Fletcher Challenge Limited that occurred in early 2001. The restructuring involved the dismantling of the Fletcher Challenge targeted share structure and the separation of each division from the Fletcher Challenge Group. As part of the sale of Fletcher Challenge Energy (“FC Energy”), its shareholders received cash, an entitlement to Capstone Turbine Corporation (“Capstone”) shares and one share in Rubicon for each FC Energy share held.

Rubicon was established with two distinct roles – the first role was to acquire from FC Energy those assets that Shell and Apache[1] did not acquire, and to support the capitalisation of FC Forests needed in order for that company to operate on a standalone basis. The second role was to operate as a business development company.

The total issue price of the Rubicon shares was an amount equivalent to the value of FC Energy assets not purchased or acquired by Shell and Apache, comprising a shareholding in New Zealand Refining Company, and the proceeds from the sale of 2.96 million Capstone Turbine Corporation shares held by FC Energy.

The FC Forests biotechnology assets acquired by Rubicon included rights to all related intellectual property and its South American forests operations comprising:

•	a 31.67% interest in ArborGen LLC (“ArborGen”), a forest bio-engineering joint venture headquartered in the USA;

•	the Trees & Technology business in the central North Island, including treestock production and tree improvement research facilities in the Bay of Plenty and their related intellectual property rights;

•	rights to a comprehensive gene database (ie. DNA sequences) for commercial forestry species;

[1] Shell Overseas Holdings Ltd and Apache Corporation separately purchased various assets of Fletcher Challenge Energy.

•	727,273 shares in Genesis Research and Development Corporation Limited (“Genesis”), a New Zealand based, publicly listed genomics company; and

•	an interest in 50% of Forestadora Tapebicua SA, a eucalypt forest and timber processing business located in Argentina.

In addition Rubicon acquired a 17.6% interest in FC Forests through the purchase of preference shares from the underwriter of an earlier FC Forests preference share issue, and by subscription in the same share issue to $90 million of new preference and ordinary shares in FC Forests.

Rubicon listed on the NZX and ASX on 26 March 2001 as a dedicated business development and investment company. Its activities since listing have focused on:

•	bringing value to its energy assets;

•	restructuring the capital base of the company;

•	releasing value from its investment in FC Forests (now Tenon); and

•	developing its forestry biotechnology portfolio.

Since listing Rubicon has undertaken and announced the following events:

•	the sale of all of the Capstone shares in May 2002 for approximately $44 million;

•	the sale of the Brisbane fuels terminal for A$20 million in June 2002; and

•	and the sale of the Challenge service station network for approximately $50 million in June 2002.

Following the sale of these energy assets, Rubicon undertook a capital restructuring through an on-market share buyback. The company repurchased 73.8 million shares (21% of the outstanding Rubicon shares at the time) at an average price of 81.25 cents per share, for a total cost of $60 million.

In March 2004 Rubicon and Carter Holt Harvey Limited (“CHH”) merged their biotechnology and propagation businesses into a joint venture company known as Horizon2. Horizon2 was structured as a 50:50 partnership merging Rubicon’s Trees and Technology operations with CHH’s Forest Genetics. Horizon2 is projecting to sell 19 million tree stocks in its first year of which 90% will be radiata pine. It has long term strategic relationships with CHH.

As at 22 April 2004 Rubicon had a market capitalisation of approximately $243 million and in the financial year to 31 March 2003 reported a net profit after tax of $14.1 million.

2	Scope of the Report

2.1	Requirements of the Takeovers Code

The Takeovers Code came into effect on 1 July 2001, replacing the Companies Amendment Act 1963 and the New Zealand Exchange (“NZX”) Listing Rule requirements governing the conduct of listed company takeover activity in New Zealand. The Takeovers Code seeks to ensure that all shareholders are treated equally and, on the basis of proper disclosure, are able to make an informed decision as to whether to accept or reject an offer.

The Takeovers Code specifies the responsibilities and obligations for both Rubicon and Tenon as “bidder” and “target” respectively. Tenon’s response to the Rubicon Offer, known as a “target company statement”, must contain the information prescribed in the Second Schedule of the Takeovers Code, and is to include or be accompanied by an Independent Adviser’s Report (or summary thereof). If only a summary report is included within the target company statement, the full report must be available to Tenon shareholders for inspection upon request.

2.2	Purpose of the Report

The Rubicon Offer constitutes a partial takeover offer under Rule 9 of the Takeovers Code. Accordingly, the Independent Directors of Tenon have engaged Grant Samuel & Associates Limited (“Grant Samuel”) to prepare the Independent Adviser’s Report required under Rule 21 of the Takeovers Code setting out an assessment of the merits of the Rubicon Offer to assist Tenon shareholders in forming an opinion on the Rubicon Offer. Grant Samuel is independent of Tenon and Rubicon and has no involvement with, or interest in, the outcome of the proposed acquisition of shares in Tenon by Rubicon.

Grant Samuel has been approved by the Takeovers Panel under the Takeovers Code to prepare the Independent Adviser’s Report. The report is for the benefit of the holders of Tenon securities (other than Rubicon and its associated persons). The report should not be used for any purpose other than as an expression of Grant Samuel’s opinion as to the merits of the Rubicon Offer.

2.3	Basis of Assessment

Rule 21 of the Takeovers Code requires the Independent Adviser to assess “the merits of an offer”. The term “merits” has no definition either in the Takeovers Code itself or in any statute dealing with securities or commercial law in New Zealand. While the Takeovers Code does not prescribe a meaning of the term “merits”, it suggests that “merits” includes both positives and negatives in respect of a transaction.

In Australia, the phrase “fair and reasonable” appears in legislation and the ASX Listing Rules as a basis for assessing takeovers and similar transactions. The terms “fair” and “fair and reasonable” are both widely used tests or frameworks for analysing corporate transactions. However, there is very little useful legal or regulatory guidance as to the meaning of these terms. The Australian approach draws a distinction between “fair” and “reasonable” in relation to takeover offers. A fair offer is one that reflects the full market value of a company’s businesses and assets. A takeover offer that is in excess of the pre-bid market prices but less than full value may not be “fair” but may be “reasonable” if shareholders are otherwise unlikely in the foreseeable future to realise an amount for their shares in excess of the bid price. This is commonly the case in takeover offers where the bidder already controls the target company. In that situation, the minority shareholders have little prospect of receiving full value from a third party offeror unless the controlling shareholder is prepared to sell its controlling shareholding.

Reasonableness is said to involve an analysis of other factors that a shareholder might consider prior to accepting a takeover offer such as:

•	the offeror’s existing shareholding;

•	other significant shareholdings;

•	the liquidity of the market for the target company’s shares;

•	any benefits through achieving the stated level of ownership;

•	any special value of the company to the offeror; and

•	the likelihood of an alternative offer.

A takeover offer could be considered “reasonable” if there were valid reasons to accept the offer notwithstanding that it was not “fair”. A fair offer will always be reasonable but a reasonable offer will not necessarily always be fair. For the purposes of this report, Grant Samuel is of the opinion that an assessment of the merits of a transaction is a broader test than “fair and reasonable” and encompasses a wider range of issues associated with a takeover offer. Grant Samuel has assessed the merits of the Rubicon Offer after taking into consideration the following factors:

•	the estimated value of Tenon and the fairness of the Rubicon Offer when compared to this value;

•	the likelihood of an alternative offer and alternative transactions that could realise fair value;

•	the likely market price and liquidity of Tenon shares in the absence of the Rubicon Offer;

•	any advantages or disadvantages for Tenon shareholders of accepting the Rubicon Offer;

•	the likelihood of the Rubicon Offer being declared unconditional;

•	the likelihood of the Rubicon Offer not achieving the 50.01% conditional acquisition threshold and Rubicon not increasing its offer;

•	the current trading conditions for Tenon;

•	the attractions of the Tenon business; and

•	the risks of the Tenon business.

Grant Samuel’s opinion on the merits of the Rubicon Offer are to be considered as a whole. Selecting portions of the analyses or factors considered by it, without considering all the factors and analyses together, could create a misleading view of the process underlying the opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary.

2.4	Approach to Evaluation of Fairness

Rubicon already owns 19.99% of Tenon’s total issued share capital. The Rubicon Offer is to increase Rubicon’s shareholding in Tenon to 50.01% of all Tenon shares on issue. Rubicon intends to acquire a further 30.02% of the total issued shares of Tenon, representing approximately 37.6% of Tenon issued shares not already held by Rubicon. An offer for less than 100% of the shares on issue is defined as a partial takeover offer. If the Rubicon Offer is successful Rubicon will own 50.01% of Tenon and will control the company. In Grant Samuel’s opinion the price to be paid under a partial takeover offer where the offeror will gain control should reflect the full underlying value of the company. The support for this opinion is two fold:

•	the Takeovers Code’s compulsory acquisition provisions apply when the threshold of 90% of voting rights has been reached. In this instance, the Takeovers Code seeks to avoid issues of premiums or discounts for minority holdings by providing that a class of shares is to be valued as a whole with each share then being valued on a pro rata basis. In other words, the minority shareholder is to receive its share of the full underlying value. Grant Samuel believes that the appropriate test for fairness under a full or partial takeover offer where the offeror will gain control is the full underlying value, prorated across all shares. The underlying rationale is that it would be inconsistent for one group of minority shareholders, those selling under compulsory acquisition, to receive a different price under the same offer from those who accepted the offer earlier; and

•	under the old takeover provisions of the NZX Listing Rules a controlling shareholding could have been transferred to another party without a full or partial takeover offer being made to the remaining shareholders. Under the Takeovers Code it is now a requirement that the acquisition of more than 20% of the voting rights in a “code” company can only be made under an offer to all shareholders unless the shareholders otherwise give approval. As a result, a controlling shareholding (generally accepted to be no less than 40% of the voting rights) cannot be transferred without the acquirer making an offer on the same terms and conditions to all shareholders (unless target company shareholders consent). Prior to the introduction of the Takeovers Code some market commentators held the view that where a major shareholder had a controlling shareholding, any control premium attached only to that shareholding. One of the core foundations of the Takeovers Code is that all shareholders be treated equally. In this context, any available control premium is now available to all shareholders under a takeover offer regardless of the size of their shareholding or the size of the offeror’s shareholding at the time the offer is made.

Accordingly, Grant Samuel is of the opinion that not only because shares acquired under a compulsory acquisition scenario will receive a price equivalent to full underlying value, but because the control premium is now available to all shareholders, the share price under either a full or partial takeover offer where the offeror will gain control should be within or exceed the prorated full underlying valuation range of the company.

Grant Samuel has considered whether the Rubicon Offer price is fair by comparing the consideration of $1.85 per share with its estimate of the full underlying value of Tenon shares. A takeover offer consideration that falls within or exceeds a valuation range estimated on this basis is fair. The estimated value was determined by:

•	assessing the ungeared valuation of Tenon’s operating businesses and aggregating those values;

•	adding the value of other assets; and

•	deducting the net debt of Tenon.

Tenon has been valued at fair market value, which is defined as the estimated price that could be realised in an open market over a reasonable period of time assuming that potential buyers have full information. The analysis attributes the full control value to Tenon. The resulting value exceeds the price at which Grant Samuel expects portfolio interests in Tenon would trade in the absence of the Rubicon Offer.

2.5	Sources of Information

The following information was used and relied upon in preparing this report:

Publicly Available Information

•	the Target Company Statement to Tenon shareholders accompanying this report;

•	the Notice of Meeting and the Explanatory Memorandum dated 16 January 2004 in relation to the sale of Forest Estate and capital return;

•	annual reports of FC Forests for the years ended 30 June 1999, 2000, 2001, 2002 and 2003;

•	half year reports of FC Forests for the six month periods ended 31 December 2001, 2002 and 2003;

•	recent press articles and NZX announcements on Rubicon and Tenon;

•	information from Tenon’s website and the websites of Tenon’s associate companies;

•	recent broker reports on Tenon, the building and timber products industry and comparable publicly listed companies from a variety of broking firms; and

•	other information on the building and timber products industries and publicly listed companies with operations broadly comparable to Tenon including annual reports, interim financial results, press reports, industry studies and information regarding the prospective financial performance of such companies;

Non Public Information

•	budget and revised projections for Tenon and associate companies for the year ending 30 June 2004;

•	projected earnings, balance sheets and cash flows for Tenon for the year ending 30 June 2005;

•	recent board papers of Tenon and associate companies;

•	monthly management accounts for Tenon; and

•	other confidential correspondence, legal advice, strategy documents and working papers as provided by the management of Tenon and the financial advisers to the company.

Grant Samuel has also had discussions with and obtained information from the senior management of Tenon. Grant Samuel believes it has obtained all information desirable for the purposes of preparing the report.

2.6	Limitations and Reliance on Information

Grant Samuel’s opinion is based on economic, market and other conditions prevailing at the date of this report. Such conditions can change significantly over relatively short periods of time. The report is based upon financial and other information provided by Tenon. Grant Samuel has considered and relied upon this information. Grant Samuel believes that the information provided was reliable, complete and not misleading and has no reason to believe that any material facts have been withheld.

The information provided has been evaluated through analysis, enquiry, and review for the purposes of forming an opinion as to the underlying value of Tenon. However in such assignments time is limited and Grant Samuel does not warrant that these inquiries have identified or verified all of the matters which an audit, extensive examination or “due diligence” investigation might disclose.

The time constraints imposed by the Takeovers Code are tight. This timeframe restricts the ability to undertake a detailed investigation of Tenon. In any event, an analysis of the merits of the offer is in the nature of an overall opinion rather than an audit or detailed investigation. Grant Samuel has not undertaken a due diligence investigation of Tenon. In addition, preparation of this report does not imply that Grant Samuel has audited in any way the management accounts or other records of Tenon. It is understood that, where appropriate, the accounting information provided to Grant Samuel was prepared in accordance with generally accepted accounting practice and in a manner consistent with methods of accounting used in previous years.

An important part of the information base used in forming an opinion of the kind expressed in this report is the opinions and judgement of the management of the relevant enterprise. That information was also evaluated through analysis, enquiry and review to the extent practical. However, it must be recognised that such information is not always capable of external verification or validation.

The information provided to Grant Samuel included forecasts of future revenues, expenditures, profits and cash flows of Tenon prepared by the management of Tenon and, in particular, revised earnings forecast for the year ending 30 June 2004 and projections for the year ending 30 June 2005. Grant Samuel has relied on these forecasts for the purpose of its analysis. Grant Samuel has assumed that these forecasts were prepared accurately, fairly and honestly based on information available to management at the time and within the practical constraints and limitations of such forecasts. It is assumed that the forecasts do not reflect any material bias, either positive or negative. Grant Samuel has no reason to believe otherwise.

However, Grant Samuel in no way guarantees or otherwise warrants the achievability of the forecasts of future profits and cash flows for Tenon. Forecasts are inherently uncertain. Forecasts are predictions of future events that cannot be assured and are necessarily based on assumptions, many of which are beyond the control of management. The actual future results may be significantly more or less favourable.

To the extent that there are legal issues relating to assets, properties, or business interests or issues relating to compliance with applicable laws, regulations, and policies, Grant Samuel assumes no responsibility and offers no legal opinion or interpretation on any issue. In forming its opinion, Grant Samuel has assumed, except as specifically advised to it, that:

•	the title to all such assets, properties, or business interests purportedly owned by Tenon is good and marketable in all material respects, and there are no material adverse interests, encumbrances, engineering, environmental, zoning, planning or related issues associated with these interests, and that the subject assets, properties, or business interests are free and clear of any and all material liens, encumbrances or encroachments;

•	there is compliance in all material respects with all applicable national and local regulations and laws, as well as the policies of all applicable regulators, and that all required licences, rights, consents, or legislative or administrative authorities from any government, private entity, regulatory agency or organisation have been or can be obtained or renewed for the operation of the business of Tenon;

•	various contracts in place and their respective contractual terms will continue and will not be materially and adversely influenced by potential changes in control; and

•	there are no material legal proceedings regarding the business, assets or affairs of Tenon, other than as publicly disclosed.

3	Profile of Tenon

3.1	Background to Tenon

In December 1999 Fletcher Challenge announced that it was dismantling its targeted share structure. As the first stage in this process, the sale of Fletcher Challenge Paper (“FC Paper”) to Norske Skog was completed on 28 July 2000. On 10 October 2000 Fletcher Challenge announced a proposal for the completion of the dismantling of its targeted share structure. The proposal involved the sale of Fletcher Challenge Energy (“FC Energy”) to Shell Overseas Holdings Limited and Apache Corporation and the separation of Fletcher Challenge Building (“FC Building”) as a standalone listed company, leaving FC Forests as the only remaining division of Fletcher Challenge. A new company, Rubicon, was formed to recapitalise FC Forests to allow it to standalone. Rubicon also acquired certain assets of FC Energy, which Shell would not purchase, as well as certain forestry and biotechnology assets from FC Forests. As part of the separation transactions FC Forests received NZ$90 million from a placement of FC Forests shares to Rubicon and NZ$80 million from the sale of its South American and biotechnology assets to Rubicon. The separation was approved by Fletcher Challenge shareholders and the separation was implemented in March 2001. Following the separation Fletcher Challenge changed its name from Fletcher Challenge to FC Forests. Since then, FC Forests has operated as a standalone entity.

The target share structure was introduced in 1993 when Fletcher Challenge assigned all its solid wood plantation forestry assets and log trading activities to FC Forests target shares. The other wood based businesses including pulp and paper, wood panels, sawn timber and plywood remained as part of Fletcher Challenge. In 1996 Fletcher Challenge was reorganised creating three further classes of target shares, FC Building, FC Energy and FC Paper. With effect from 1 July 1996 FC Forests acquired the sawn timber and plywood operations of FC Building for NZ$93 million. These assets and the more recent purchases of the US businesses, American Wood Moulding, LLC (“AWM”) and The Empire Company Inc (“Empire”) comprise the operating assets of Tenon today.

In 1996 FC Forests acquired Forestry Corporation of New Zealand (“FCNZ”), and simultaneously transferred all of the assets into the Central North Island Forest Partnership (“CNIFP”). The initial partners of the CNIFP were FCNZ, Brierley Investments Limited and a New Zealand subsidiary of the China International Trust and Investment Corporation (“CITIC NZ”). The acquisition included the cutting rights and related downstream solid wood processing activities, but excluded the land on which the forests are situated. In September 1998 FCNZ and CITIC NZ each acquired 50% of Brierley Investments’ interest in the CNIFP. On 26 February 2001 the two remaining partners, FCNZ and CITIC NZ, were placed into receivership by the syndicate of banks that had financed the CNIFP. The receivers were appointed after FCNZ and CITIC NZ failed to satisfy certain financial covenants under the banking syndicate’s facilities. In June 2002 FC Forests announced that it had reached agreement with the receivers of the partners of the CNIFP to purchase all of the operating assets of the CNIFP, comprising 162,000 planted hectares of forest and associated processing facilities, for a consideration of approximately US$650 million. The proposed acquisition of the CNIFP assets was intended to provide FC Forests with the scale, synergy and marketing benefits associated with owning and operating a substantially larger forest estate. However at a special meeting FC Forests shareholders did not approve the transaction. In October 2003 the receivers of the CNIFP announced that they had reached agreement to sell the CNIFP forest assets to GMO Renewable Resources for an undisclosed consideration. Market commentators estimated the sale price to be in the range of US$600 - $625 million which, if correct, is understood to be less than the total senior debt and did not provide for any repayment of the subordinated loan owed to Tenon. That transaction was concluded on 19 December 2003.

Following the rejection of the acquisition of the CNIFP assets by FC Forests shareholders, the Directors and management of FC Forests abandoned the forestry growth strategy and instead sought to refocus the business on the higher yielding wood processing, marketing and distribution activities.

In March 2003 FC Forests sold the cutting rights to Tahorakuri and Tauhara forests comprising 8,940 hectares, to entities managed by UBS Timber Investors for a consideration of US$65 million. The successful sale of the Tahorakuri and Tauhara forest assets was followed by the announcement of the decision to seek a purchaser for the remaining forests and related assets owned by its subsidiaries (collectively the “Forest Assets”).

On 19 December 2003 FC Forests announced that an agreement had been signed to sell all of the Forest Assets to the Kiwi Forests Group Consortium (“Kiwi Forests Group”) for a price of NZ$725 million. The Forest Assets proposed to be sold comprised all of FC Forests’ forest estate and related assets including:

•	subsidiaries holding freehold land and the standing trees on that land;

•	forestry rights, forestry lease assets and the standing trees on the relevant land (as all necessary consents are received from landowners);

•	related equipment, fixed assets, improvements, records, intellectual property and resource consents;

•	related business agreements; and

•	a forestry cutting right over the estate of FC Forests’ 82.5% subsidiary, Tarawera Forests Limited (“Tarawera Forests”).

Kiwi Forests Group comprised a consortium of investors including Viking Global New Zealand Limited (“Viking Global”) and a wholly owned subsidiary of Ontario Teachers Pension Plan. Viking Global is a subsidiary of a fund managed on behalf of institutional investors by Prudential Timber Investments, Inc.

FC Forests shareholders approved the transactions at a special general meeting on 20 February 2004 although at the time of the meeting the purchasers of the Tarawera Forest Estate component had advised they would not be proceeding with the transaction. The adjusted sale value was $560 million, and the first payment of $377 million was completed on 24 February 2004. Contemporaneous with the sale of the Forest Assets, FC Forests changed it name to Tenon.

Completion of the remaining elements of the sale of the Forest Assets will be by way of a series of rolling monthly settlements up until early October 2004, as third party consents to the transfer of forestry rights and forestry leases are obtained. Consents not obtained by the end of August 2004 will result in the particular property not being sold.

On 1 April 2004 Tenon announced that it had entered into a new agreement to sell its Tarawera Forest Estate to Kiwi Forests Group and Hancock for NZ$165 million. This value is unchanged from the previously agreed value, and is therefore effectively a replacement transaction. The transaction is expected to be completed in June 2004.

Tenon is a party to a number of long term pulpwood and sawmill chip supply arrangements entered into over a number of years:

•	Whakatane Board Mill Supply Agreement with CHH;

•	Eucalypt Supply Agreement with Norske Skog;

•	Inter-division Agreement with Norske Skog;

•	Tarawera Sale Agreement with Norske Skog;

•	FC Building Agreement with FC Building; and

•	Back up Agreement with Norske Skog in relation to the Tasman supply contract.

Tenon entered into “back to back” supply agreements with each of the purchasers of the forest estate. Tenon retained responsibility for the sawmill chip components of the supply agreements as these are supplied from Tenon’s existing sawmills.

CHH and Norske Skog filed legal proceedings against Tenon challenging the sale of the Forest Assets and arguing that Tenon would break its obligations under the various supply agreements that had been previously entered into by the parties. A settlement has been negotiated which will result in the restructuring all the Inter-division Agreement with Norske Skog and Tarawera Sale Agreement with Norske Skog, which provide for the supply of 300,000 m3 of pulpwood per annum. The settlement will have the effect of substantially reducing Tenon’s direct obligations to CHH and Norske Skog under the restructured supply agreements. The settlement, which is conditional upon settlement of the Tarawera Forest sale, includes the payment of a relatively small sum by Tenon to CHH and Norske Skog.

On 29 March 2004 Tenon distributed $349 million to shareholders by way of a return of capital. Under the share cancellation and return of capital programme approved by shareholders on 24 February 2004 and approved the High Court, one out of every two Tenon ordinary and preference shares was cancelled and $1.25 per cancelled share returned to shareholders. Once the sale to Kiwi Forests Group and Hancock of the Tarawera Forest Estate and the transfer of the forestry rights and forestry leases to the Kiwi Forests Group is completed, Tenon is proposing, subject to shareholder approval, to make a further capital repayment of up to $1.15 per share on the reduced capital or 57.5 cents per share on the issued capital prior to the first capital repayment, bringing the total amount returned per initial share up to $1.20.

3.2	Industry Structure

There are a total of 365 sawmills in New Zealand with 311 producing less than 20,000 m3 of sawn timber. Over half of these are very small mills producing less than 500 m3 per annum. The largest 54 mills accounted for 87% of total production and the largest 12 mills accounted for approximately 60% of total production in 2003. The majority of the larger mills are owned by Tenon, CHH and Red Stag Timber Limited, the owner of the Waipa sawmill. The only other mills with production capacity of close to or over 100,000 m3 per annum are the Pan Pacific Forest Industries mill in Napier, TDC sawmill in Whangarei, Tachikawa Forest Products in Rotorua and Blue Mountain Lumber at Tapanui in the South Island.

New Zealand has approximately 1.77 million hectares of plantation forests, 90% of which is radiata pine. The current annual harvest of approximately 20 million m3 is forecast to increase by approximately 75% to 35 million m3 by 2020. The increasing harvest forecast over the next decade, assuming log exports remain at around 25% of the total forest harvest, will undoubtedly require a significant investment in production capacity in New Zealand. A number of sawmills are currently experiencing trading difficulties in part due to the high value of the New Zealand dollar and the practical constraints of reducing relatively high fixed costs in the face of declining NZ dollar revenues. Tenon management do not expect significant new investment in the short term because of the recent history of relatively low returns being achieved by other market participants, resource consent issues, and the ongoing uncertainty as to where the finished product would be sold. The only identified plan for a major investment is a large structural mill, which may be built by CHH in Northland. The following graph depicts the increase in New Zealand production of sawn timber over the past ten years:

New Zealand production of sawn timber has been growing steadily over the past decade from 2.3 million m3 in 1992 to 4.0 million m3 in 2003. The rate of increase levelled off in the period from

2000 to 2002 due to the weakening of some export markets. In 2003 production expanded rapidly due largely to increased domestic and Australian demand. The following graph shows a comparison of New Zealand’s sawn timber export volumes to Australia, Japan, USA and all other countries over the time period from 1993 to 2003:

New Zealand’s exports of sawn timber products have been growing for a number of years. The USA is the single largest market by volume, however, the weak US dollar relative to the New Zealand dollar resulted in significantly reduced exports in both dollar terms and volume in 2003[2]. Exports to the USA largely comprise solid lineal mouldings, clearwood timber sold as moulding and better lumber grade timber and clearboards. These are all relatively high value products produced from pruned logs. Tenon is the leading New Zealand participant in this high value export market. New Zealand products compete with radiata pine mouldings from Chile and pine mouldings produced locally in the USA and in Brazil. A major competitive advantage for Tenon is having tied distribution channels in the USA.

Australia is slowly declining as a market for New Zealand timber in the face of an increasing supply of domestic timber accessible at a lower cost than New Zealand timber. Demand will decline further if Australia’s new house market declines. Tenon focuses on exporting speciality outdoor products rather than structural timber into Australia. It also exports plywood from its Mt Maunganui plywood mill, and faces competition from a number of large scale, efficient plywood mills such as those located in South America.

The table below summarises the movement in average log costs (mill net) and related lumber prices over the last four years and compares log costs as a % of selling prices:

Average Log and Lumber Prices (Nominal Dollars)

	Average for the year end 30 June
	2002A	2003A	2004P	2005P
Pruned log (NZ$/m3 mill net)	174	168	146	150
Moulding & better (US$/mbf)	1,019	1,116	1,136	1,070
Log cost[3] as % of selling price	18.6%	19.1%	19.4%	19.9%

Structural log — (NZ$/m3 mill net)	99	92	88	90
Timeframe (NZ$/m3)	452	434	448	445
Log cost as % of selling price	21.9%	21.2%	20.6%	20.2%

A= Actual P = Projection

[2]	Source: NZMAF — Sawn Exports by Country. Year ended 31 December 2003.

[3]	Pruned log costs have been translated into US dollars at the average exchange rate for the year then be converted to mbf by multiplying by a factor of 2.36 times. Thousand board feet is a commonly used measure for volume of logs and sawn lumber, particularly in North American markets.

Log supply is the most significant input for sawmill and downstream manufacturing operations. Supply of logs for a mill is dependent upon climatic conditions, wood availability and regulatory and environmental constraints. The increasing supply of logs as New Zealand forest estates mature in conjunction with declining export prices is likely to place a limit on or potentially reduce log input costs for New Zealand sawmills in real terms below current levels. The chart below shows the long term real price decline of export logs:

There is a strong correlation between the commodity price of the log and selling price of the wood product the log is used to produce. New Zealand sawmills pay a higher price for saw logs than their radiata pine competitors in Australia and Chile. Pruned saw logs are priced at a substantial premium over structural logs. Despite the high cost of pruned saw logs, the higher sale prices of clearwood products enable mills like Tenon’s Taupo sawmill to generate strong earnings over the long run. Currency fluctuations and varying prices do impact upon earnings year on year. When the NZ currency is weak against the US dollar, sawmills exporting to North American markets are more profitable. Historically, a strong US dollar relative to foreign currencies attracts new mills to enter the mouldings and clearwood market, which progressively causes the US selling price to decline as increased supply emerges from countries such as New Zealand, Brazil and Chile that export pine mouldings and moulding and better lumber to the US. The reverse tends to happen when the US dollar weakens.

Demand for structural wood products is subject to the cyclicality of residential construction activity, which fluctuates with changes in economic conditions, interest rates and population growth. In real terms, prices for structural sawn timber have been trending downwards in New Zealand for the last eight years. Recently, trends for structural sawn timber have been more strongly influenced by market conditions in Australia rather than the New Zealand domestic market. The recovery of the Australian housing market in early 2002 led to strong growth in demand for structural sawn timber in Australia and New Zealand. The increase in demand did not translate into higher prices because a number of New Zealand mills changed from producing appearance grade moulding and better lumber for export to the USA to supplying structural grade timber for the New Zealand domestic and Australian markets. Volume growth is expected to continue through to the end of the calendar year, but if demand for housing declines as expected in late 2004, the demand for structural sawn timber is also expected to decline.

Prices for higher appearance grade products are more volatile, being influenced by fluctuating prices in the USA and the movements in the US$/NZ$ exchange rate. As a result the earnings of mills producing appearance grade wood products have tended to fluctuate more than the earnings of structural mills.

The following graph shows the movement in moulding and better lumber prices in US dollar terms since July 1998:

3.3	Business Operations

Up until March 2004 Tenon had owned or managed interests in approximately 116,000 net stocked hectares of plantation forests and seven solid wood manufacturing facilities in New Zealand[4]. Approximately 20% of the total managed forests annual output for the year ended 30 June 2003 was transferred to the downstream manufacturing facilities owned or managed by Tenon. The former Australian and Asian Consumer Solutions (“AACS”) and North American Consumer Solutions (“NACS”) business units that existed alongside the Forest and Supply business unit of FC Forests have been dissolved. AACS and NACS each represented a vertically integrated supply chain from the point of the log entering the mill through to the final sale of the manufactured product in a specific geographic region.

With the sale of the Forest Assets, Tenon changed from a long-term investor in forest estates with significant processing capacity aimed at adding value to clearfell volumes to a consumer solutions business with a vision to have its products sold in 10,000 stores by 2010. At present, Tenon products are distributed through various channels to 5,000 stores in New Zealand, Australia and the USA.

Accordingly, Tenon management have developed a new strategy and identified three key strategic objectives:

•	ensure a low cost position for core products and infrastructure;

•	maximise returns from arising grade products; and

•	expand and leverage distribution.

The strategy includes plans to investigate on a case by case basis opportunities that offer alternative low cost sources for core products in the New Zealand manufacturing environment and overseas. Tenon management expect progressive rationalisation to occur within the sawmilling industry. Nevertheless, Tenon does not expect to increase its ownership of sawmilling capacity through acquisition in New Zealand, preferring instead to form strategic relationships with existing mills who can meet Tenon’s quality and supply standards and having regard to optimal manufacturing configuration and Tenon’s ability to add value by means of its distribution network.

[4]	Tenon ceased managing [3] wood processing facilities on behalf of CNIFP effective from 1 October 2003.

Tenon is committed to ownership of its existing manufacturing operations and further investment is planned to ensure these facilities remain competitive. The Board recently approved a number of new capital projects that are aimed at delivering substantial cost savings and efficiency improvements over the next two to three years driven by improvements in log optimisation, better sawing accuracy, less waste, and more efficient drying and log conditioning. Tenon has also invested in new equipment at its Taupo facilities to improve grade recovery for its higher value products.

Tenon has a clearly defined strategy for its participation in the North American market that is shared by its distribution partners. The company recently began exporting clearboard products to furniture manufacturers in Europe through Zenia House and has plans to expand its presence in Australasia.

In keeping with its strategy for an efficient supply chain Tenon’s operations have been reorganised and separated into three distinct functions:

•	log procurement;

•	manufacturing; and

•	marketing and distribution.

The relationship between these divisions is profiled in the Fibre Flow Model illustrated below:

The marketing and distribution function is split into two business units by wood grade, namely Structural Consumer Solutions and Appearance Consumer Solutions.

3.3.1	Log Procurement

As a part of the sale of the Forest Assets, Tenon entered into a number of log supply agreements with the purchasers of the Forest Assets. Together with existing log supply agreements, Tenon has approximately 60% of its log supply requirements under long term supply agreement. Tenon management believe that a mixture of long term supply agreements, shorter term supply agreements and spot purchases will provide the business with the appropriate balance between supply and price risks on a grade basis. The pricing of the supply contracts is the market price with quarterly resets to market.

Tenon believes that its developing log procurement programme will produce substantial benefits and result in lower long term costs of log supply without placing the mills at supply risk.

3.3.2	Manufacturing

As part of a strategy to uplift radiata pine from lower value uses such as packaging and temporary construction to higher value appearance and structural applications, FC Forests built the Taupo moulding plant and Kawerau laminating plant in the central North Island of New Zealand during the 18 month period ending 30 June 1997 for a total cost of $30 million. With effect from 1 July 1996 FC Forests also purchased the solid wood processing assets of Fletcher Challenge Building for $93 million. These assets included the Kawerau, Rainbow Mountain and Taupo sawmills and the Mt Maunganui plywood mill. During the following year FC Forests invested in CNIFP and acquired a 37.5% equity interest in and management of the Waipa sawmill and remanufacturing plant (included in AACS) and Mt Maunganui wood processing facility (included in NACS). CNIFP was placed in receivership in 2001 and in 2003 Tenon ceased to manage the CNIFP manufacturing facilities.

Tenon’s manufacturing facilities comprise the following:

Tenon — Manufacturing Facilities

		Capacity
Plant	Products	(m3/year)
Taupo sawmill	North American appearance grades. Feedstock for Taupo	210,000
	mouldings plant.
Taupo moulding	Solid lineal mouldings for North American homes.	37,000
plant
Taupo boards plant	Clear, surfaced, dimensional boards for North American DIY	20,000
	market.
Total appearance grade		267,000
Kawerau sawmill	Kiln-dried machine stress-graded framing for New Zealand	320,000
	and Australia. Feedstock for Kawerau remanufacturing
	plant.
Kawerau	Finger-jointed and laminated lumber for Australasian	35,000
remanufacturing	housing markets.
plant
Rainbow Mountain	Kiln-dried visually graded framing for New Zealand and	185,000
sawmill	Australia. Outdoor treated lumber products.
Ramsey Roundwood	Posts and poles, landscaping and outdoor treated products.	60,000
Mt Maunganui	Standard and treated structural plywood. Dried veneer.	45,000
plywood mill
Total structural grade		645,000

Tenon’s manufacturing facilities are all located within the central North Island of New Zealand in close proximity to the country’s largest forest estates. The plant and equipment is generally older but well maintained and Tenon management believe it requires only a modest level of on-going capital expenditure to remain competitive.

Taupo sawmill, moulding and board plants

The Taupo facility is a world class specialist appearance grade sawmill and moulding operation. The sawmill operates continuously and produces three appearance grades of product:

•	feedstock for clearwood products (ie moulding and better lumber)	42%
•	shop and common	32%
•	industrial	20%
•	chips and residues	8%

The grade of lumber produced at the Taupo sawmill varies depending on log supply and market conditions.

Investment in the sawmill operation has been significant in recent years including a log scanner, an automated bin sorter, additional kilns, and lumber optimising equipment. This substantially increased log throughput capacity from around 330,000m3 in 2000 to the current level of approximately 420,000m3 per year. The Taupo sawmill is the single largest domestic consumer of the growing volume of pruned radiata logs that are felled each year in New Zealand.

A significant proportion of the Taupo sawmill’s output is used to produce solid lineal moulding and clearboard products, which are sold to AWM, Empire and to other customers. The retail price of these value added products tends to be inelastic and is not directly correlated to movements in the commodity price of moulding and better lumber. During 2003 Tenon also invested $1.6 million adding a third moulding line to its Taupo moulding plant, further increasing capacity.

Up until recently approximately half the shop and common grade lumber was sent to the Mt Maunganui finger joint plant for further processing. The CNIFP finger joint plant was closed in late 2003 and now all shop and common, and industrial grade products are sold in lumber markets in North America through Tenon USA. Approximately 50% by value of sawmill production is directly exposed to commodity prices for moulding and better lumber.

In the current year Tenon commissioned a new optimising Dimter crosscut saw at its Taupo moulding plant. This should increase capacity at the plant and improve grade recovery.

Kawerau sawmill and remanufacturing plant

The Kawerau sawmill is focused on producing Origin® Timeframe for the New Zealand building market as well as feedstock for its remanufacturing plant. The sawmill operated on three shifts, 20 hours per day six days per week and manufactured 235,000m3 of product during the year ended 30 June 2003. An additional shift has been introduced in the current year, which lifts the potential capacity of the mill to 320,000m3.

The Kawerau remanufacturing plant had been dedicated to making 35,000m3 of high dimensional tolerance, finger jointed laminated engineering products for the Japanese residential housing market each year up until 2002, when Tenon withdrew from this market. The remanufacturing plant now produces a range of housing components to complete the range of Origin® branded wood products sold by Tenon in Australia and New Zealand.

Tenon’s Board has approved the upgrade of its Kawerau sawmill’s log handling equipment, essentially replacing all equipment at the front end of the mill between the log debarker and the secondary saws. Referred to as the Kawerau Front End upgrade the key changes are in log optimisation and positioning, improved in-feed systems, replacement of old primary circular saws and installation of a new cant[5] feeder alignment system.

The major benefit is improved conversion rates from uncut log to sawn lumber, better sawing accuracy and less waste. Essentially fewer logs will convert to more sawn lumber with an improvement in quality mix of lumber produced. The new equipment will also allow the Kawerau sawmill to handle larger diameter logs, increasing the log procurement catchment area for the mill.

The opportunity to upgrade Kawerau sawmill was identified in the late 1990s but not implemented mainly due to capital constraints. Management do not envisage any significant capital expenditure at any of Tenon’s facilities following the completion of the Front End project at the Kawerau site.

[5]	Cant refers to the square or rectangular portion of a log. When a log enters the mill it is debarked, then the rounded outside portion of the log is sawn leaving the cant. Lumber is cut from the cant.

Rainbow Mountain sawmill and Ramsey Roundwood operation

The Rainbow Mountain sawmill produces Origin® Outdoor for the New Zealand market and Origin® Outdoor F7 for the Australian market. In the year ended 30 June 200[3] Tenon sold 156,000m3 of these products and operational changes in the current year have resulted in an increase in capacity to 185,000m3.

Tenon will commission a new kiln at its Rainbow Mountain sawmill in May 2004. In addition, Tenon is finalising agreements with treatment suppliers and timber distributors to process and market new treatment technologies.

Tenon’s Ramsey Roundwood operation is the leading North Island supplier of posts, piles, poles and other landscaping products for sale under both Ramsey Roundwood and Origin® Outdoor brands using a large scale pressure treatment plant that is co-located at the Rainbow Mountain site.

Mount Maunganui Plywood

The Mount Maunganui plywood facility operates at full capacity manufacturing Origin® plywood for sale in Australia and New Zealand. During 2003 Tenon invested $1.4 million upgrading capacity at the Mt Maunganui plywood plant to 45,000m3. In addition, Tenon’s Board has recently approved the investment of $1.5 million in a permanent log conditioning system at this facility that is expected to lead to a 3% increase in log to veneer conversion rates.

3.3.3	Marketing and distribution

To date Tenon has invested comparatively more capital in its manufacturing operations. Its investment in distribution is increasing and reflects the new strategy of becoming a global supplier of timber solutions sourcing both timber and processing from around the globe.

The following table sets out manufactured product and third party lumber sales volumes (including CNIFP product on-sold by Tenon) for the periods indicated:

Tenon - Manufactured Product Sales Volumes (000s m3)

Year ended 30 June	2002A	2003A	2004P	2005P
Structural:
Lumber and roundwood	382	408	431	437
Laminated and finger jointed products	56	71	65	68
Third party lumber trading	82	53	31	31

Appearance:
Lumber	171	163	143	151
Solid lineal mouldings	31	30	34	36
Laminated and finger jointed products	28	22	7	—

A= Actual P = Projection

Structural Consumer Solutions

In New Zealand and Australia Tenon principally supplies framing, plywood and treated products to the residential and light commercial building sectors. Through the introduction of kiln-dried, machine stress-graded lumber under the brand Origin® Timeframe, Tenon has expanded its share of the New Zealand framing market. The Origin® brand commands a premium in the New Zealand retail market due to its quality and consistent availability. Tenon is looking to increase the distribution of Origin® branded product, particularly into the South Island. Other branded products are Origin® Plywood (structural and interior plywood), Origin® Outdoor (decking, fencing and landscaping lumber) and Origin® I-beam (flooring). Tenon’s growth opportunities include further engineered products (frame and truss), and flooring and rafter systems.

Tenon is the primary supplier of lumber and plywood products under the Origin® brand to PlaceMakers, New Zealand’s largest building products merchant chain, and has developed preferred supplier status for Origin® brand products with other major distributors such as ITM, Carters and Mitre 10.

Its main distribution channels for lumber in Australia are large independent wholesalers like Tasman KB and ITI. Origin® Plywood is distributed in Australia through these same channels and via Australia’s leading panel products specialist, Amerind Forest Products. Typically, all other manufacturing and industrial grade lumber is either sold direct to domestic and industrial users.

Ramsey Roundwood products are distributed to specialist contractors in New Zealand through Tenon’s wholly owned retail yards in Auckland as well as through the traditional building and rural supplier distribution chains including ITM and Wrightson. Treated poles and posts are used in fencing and framing in the rural, viticulture and infrastructure sectors in New Zealand.

Rapid growth in furniture manufacture in China, targeted at North American consumers and domestic Asian markets is also a significant factor influencing export sales volumes for Structural Consumer Solutions. Export sales to Asian countries are forecast to be approximately $23 million for the year ending 30 June 2004 comprising $10 million of appearance grade lumber from the Kawerau sawmill and $13 million industrial grade lumber sourced from a combination of Tenon’s facilities including the Taupo sawmill.

Appearance Consumer Solutions

Tenon is the largest manufacturer of imported solid wood mouldings for the USA. It manufactures high value, environmentally certified clearwood products from pruned radiata logs at its Taupo mouldings plant and has an estimated 11% market share of the US solid lineal mouldings market. Radiata substitutes in many applications for diminishing USA supplies of Ponderosa pine.

In addition, Tenon owns 50% of AWM and 67% of Empire. AWM is a marketing company founded in 1980 to market high quality wood mouldings manufactured by Thunderbird Forest Products. In 1989 AWM began selling product to The Home Depot and today is a national supplier to The Home Depot from nine warehouses located throughout North America. In 1996 Tenon acquired a 50% interest in AWM. Tenon has equal board representation with the other shareholder and has a close working relationship with AWM but the day-to-day management of the business remains with local management.

Thunderbird also has moulding and sawmill plants in the US, Mexico, Chile, Brazil and the South Island of New Zealand. The Thunderbird plants and Tenon’s Taupo solid lineal mouldings plant provide AWM with alternative and competitive sources of supply. AWM has a very strong relationship with The Home Depot providing full in-store service in approximately 35% of its retail locations including four located in Mexico. AWM has significant investments itself in the mouldings industry comprised of the following:

•	a 50% shareholding in Ornamental Mouldings Inc., which designs and manufactures solid wood architectural mouldings and accessories. Ornamental Mouldings was acquired in 2003; and

•	a 25% shareholding in Focal Point Product Inc., which manufactures polyurethane mouldings.

Tenon provided US$6 million of debt funding to AWM to acquire Ornamental Mouldings as well as a US$3 million letter of credit.

Empire is a wholesale distributor of mouldings and specialty millwork such as stair parts. Empire distributes these products in the majority of states located east of the Mississippi. Tenon acquired a one third interest in Empire in November 1999 and a further one third in 2003 at a total cost for its 67% shareholding of NZ$26 million. Empire’s senior management own the remainder of Empire shares not owned by Tenon, and hold an option to put their shares to Tenon. The option is exercisable at any time during a two year period after 31 October 2004 or earlier if there is a change in control of Tenon.

Empire’s single largest customer is Lowe’s Companies, Inc (“Lowe’s”), which accounts for more than half of Empire’s sales. Lowe’s is the second largest building products retailer in the US and is growing rapidly particularly in the North Eastern states where Empire is its preferred commodity moulding supplier.

Both AWM and Empire have experienced strong growth in revenue and earnings over the last three years and are expected to continue to be a strong performers. AWM and Empire are also an integral part of Tenon’s marketing and distribution network in North America. The table below provides a summary of Tenon’s manufactured product sales to AWM and Empire:

Tenon — Manufactured Product Sales to Related Parties (NZ$ million)

Year ended 30 June	2002A	2003A	2004P	2005P
AWM	31	27	16	19
Empire	18	13	11	11

A = Actual P = Projection

Tenon sourced product sold through AWM and Empire in the USA comprises only approximately 10% of those two companies sales.

Tenon USA focuses on fully leveraging its wood products supply chain and has identified growth potential through increasing volume and expanding the range of products sold via established marketing and distribution channels. In particular, it has identified a number of acquisitions opportunities. Tenon is in the process of establishing a product sourcing office in China to supply Tenon USA, AWM and Empire.

3.4	Financial Performance

Set out below is a summary of the pro forma financial performance of Tenon (excluding discontinued operations) for the year ended 30 June 2002 and 30 June 2003, and projections for the years ending 30 June 2004 and 30 June 2005 assuming the second capital return has taken place:

Tenon (excluding discontinued operations) — Financial Performance (NZ$ million)

Year End 30 June	2002A	2003A	2004P	2005P
Operating revenues:
Structural Consumer Solutions	215	226	267	327
Appearance Consumer Solutions	194	167	284	405
Total revenues[6]	409	393	551	732
EBITDA:
Structural Consumer Solutions	5	20	22	21
Appearance Consumer Solutions	31	23	35	54
Support Services	—	—	(5)	(13)
Unallocated forex gains/(losses)	18	19	9	(1)
Total EBITDA[6]	54	62	61	61
Operating Earnings:
Structural Consumer Solutions	(5)	12	15	13
Appearance Consumer Solutions	26	18	29	46
Support Services	—	—	(6)	(15)
Unallocated forex gains/(losses)	18	19	9	(1)
Total EBIT[6]	39	49	47	43
Non-recurring items	(3)	—	(2)	—
Funding (costs) /income	(3)	(3)	1	(2)

Earnings before tax and minorities	33	46	46	41
Taxation	(16)	(13)	(10)	(12)
Minority interests	—	—	(3)	(2)
Net earnings	17	33	33	27

[6]	The projections set out in the above table are consistent with Tenon’s target company statement in relation to the Rubicon Offer except for interest income, which Grant Samuel has netted off against funding costs and excluded from revenue, EBITDA and EBIT. Interest income is included in revenue, EBITDA and EBIT in the target company statement.

As noted in section 3.3.3 above, historically a small volume of industrial grade lumber produced at the Taupo sawmill and appearance grade lumber manufactured at the Kawerau sawmill was sold in Asian markets. AACS reported all sales for the Kawerau sawmill and NACS reported all sales for the Taupo sawmill on the basis that each mill formed part of a distinctly separate, vertically integrated supply chain. From a financial reporting perspective, the reorganisation of Tenon means that sales are now reported in terms of lumber grades and markets rather than by supply chain. Structural Consumer Solutions continues to account for all structural grade lumber that is sold in New Zealand, Australia and Asia in much the same way as AACS. Similarly, Appearance Consumer Solutions continues to account for all appearance grade lumber sold in North America in much the same way as NACS. For the purposes of the table above Grant Samuel has compared the historical audited operating performance of AACS and NACS to management’s projections for Structural Consumer Solutions and Appearance Consumer Solutions respectively.

Tenon management prepared the financial projections for the year ending 30 June 2004 by combining the actual results for the ten months ended 30 April 2004, which were extracted from unaudited management accounts information, with a projection for the remaining two months of the financial year.

Historically Support Services costs not specific to AACS or NACS were allocated to the Forests and Supply business unit. The above table incorporates unallocated support service costs for the period commencing post the sale of the Forest Assets.

Structural Consumer Solutions

•	The reported result for Structural Consumer Solutions includes third party lumber trading activities. In addition, the result for Structural Consumer Solutions for the year ended 30 June 2002 includes a loss before depreciation, interest and tax of $9 million on turnover of $46 million for Tenon’s Japanese and Asian Consumer Solutions (“JACS”) business. Tenon withdrew from the Japanese residential housing market in 2002;

•	Structural Consumer Solutions sells the majority of its products in New Zealand and Australia. Its operating performance is heavily dependent on the level of economic activity in these economies and, in particular, the cyclical demand in the respective domestic building sectors;

•	the New Zealand residential housing market was very strong in 2003 influenced in part by high immigration numbers and low interest rates. Housing starts for the year to June 2003 were 29,100 compared with 22,700 in the prior year and 26% above the ten year average in New Zealand;

•	in the calendar year to 31 December 2003 sawn timber consumption (including stock movements) increased by 23% over the 2002 calendar year;

•	adjusting for the discontinued operations in Japan, the net sales revenue increased by approximately 35% in 2003 compared to the prior year with the primary driver being Origin® Timeframe and Origin® Plywood volumes. Strong demand also lead to higher prices. NZ Origin® Timeframe prices increased steadily to close above $450/m3 by June 2003 compared to $430/m3 two years earlier;

•	average structural log prices declined from $96/m3 in 2002 to less than $90/m3 in 2003. The decline in log costs for New Zealand processors was driven by falling export prices as the New Zealand dollar strengthened against the US dollar and demand weakened in Asia. Greater volumes, strong retail prices and lower log input prices doubled earnings in the second half of the year ended 30 June 2003 compared to the first six months;

•	this trend continued in the first half of the 2004 financial year and management were predicting EBITDA of $24 million for the full year to 30 June 2004 based on actual results for the six months ended 31 December 2003. The weakening of the US dollar against the NZ dollar has partially offset the positive effect of favourable domestic market conditions by increasing competition from other domestic mills that changed from producing appearance grade products for the USA market to supplying structural grade products for local markets. As a result of more intense competition Structural Consumer Solutions has been experiencing price pressure and lower than anticipated sales volumes, particularly for F7 grade timber into Australia. Since January 2004 structural log prices have also increased from $80/m3 to $88/m3 and management have lowered their forecast EBITDA to $22 million for the current year, an improvement of $2 million on the previous year and $8 million above EBITDA for the year ended 30 June 2002 after removing the loss incurred in JACS;

•	Tenon Management expect Structural Consumer Solutions to achieve a similar level of EBITDA for 2005 compared with the current year forecast based on the following key assumptions:

•	management expect slightly weaker prices in Australia to be offset by a lower average A$:NZ$ exchange rate of A$0.87. Overall prices were stronger in the six months ended 31 December 2003 compared to the first three months of 2004. Management have assumed that sales prices for the year ending 30 June 2005 will equate to the average of prices for the six months ending 30 June 2004;

•	unpruned log prices are assumed to remain stable over the remaining three months ending 30 June 2004, and average $87/m3 (mill net) during the year ending 30 June 2005. This translates to a $2 million per annum increase in log costs compared to the forecast for the current year;

•	management are projecting continued growth in sales volumes although at slower than historical rates. The projections reflect 1.5% growth in Origin® Timeframe volumes over and above capacity increases from the Kawerau Front End project. Lower levels of growth in sales volumes into Asia are also anticipated as demand from furniture makers supplying North American markets is assumed to level off;

•	management have assumed an average exchange rate of A$0.89 for the year ending 30 June 2004, and an average exchange rate of A$0.87 for the year ending 30 June 2005; and

•	approximately $3.8 million of anticipated cost savings from the planned capital projects is also included in management’s forecast earnings for the year ending 30 June 2005.

Appearance Consumer Solutions

•	Empire’s earnings were consolidated for the first time effective from 1 November 2003 following Tenon’s acquisition of a second one-third equity interest in the company. Tenon continues to equity account for its investment in AWM with its dividends and share of equity earnings included in the revenues and earnings of Appearance Consumer Solutions;

•	Appearance Consumer Solutions’ historical results are also characterised by its exposure to:

•	the level of activity in the home renovation or DIY markets directly and through its investments in AWM and Empire;

•	commodity prices for moulding and better lumber; and

•	the relative strength of the US dollar against the New Zealand dollar and other foreign currencies.

•	Tenon’s partly owned businesses are preferred category managers for major retailers in the home renovations or DIY markets in North America. The performance of these businesses is therefore dependent on the level of activity in the domestic economy and in particular retail market conditions in the USA home improvements sector;

•	benchmark prices for moulding and better grades of lumber rose over 60% from US$800 mbf in December 2001 to US$1,300 per thousand board feet (“mbf”) by June 2002. The high price continued in the first half of the 2003 financial year resulting in a record performance for six months that generated 94% of the full year operating earnings. Profitability fell dramatically during the year ended 30 June 2003 due to a steadily declining benchmark price for moulding and better lumber grade that fell to a low of US$900/mbf in June 2003 and a weakening of the US dollar against the NZ dollar;

•	the significant weakening of the US dollar also impacts negatively on translation of Tenon’s earnings from its investments. Both AWM and Empire have achieved significant growth in revenue and earnings in recent years. Tenon’s equity share of earnings in US dollar terms rose by 21% for the year ended 30 June 2003 compared to the previous year. This was offset by an adverse movement in the average US$:NZ$ exchange rate from US$0.45 for the year ended 30 June 2002 to US$0.54 for the subsequent year. The US$:NZ$ exchange rate continued its upward trend and peaked at $0.71 in February 2004, before falling to $0.63 in April 2004;

•	a forex gain of NZ $9 million is forecast for the year ending 30 June 2004. This arises from the translation of US dollar denominated debt at a comparatively weak US$:NZ$ exchange rate. This, in part, offsets the decline in Tenon’s US dollar earnings when translated into NZ dollars at the current exchange rates. Fuel and freight costs are also largely denominated in US dollars and the impact of currency movements on these costs partially offset Tenon’s overall exposure to fluctuations in foreign currency.

Management expect that Appearance Consumer Solutions will achieve a significantly higher level of EBITDA for the year ending 30 June 2005 based on the following key assumptions:

•	moulding and better lumber is currently selling for US$1,300/mbf, however, management do not believe that the price is sustainable, particularly as the US dollar continues to strengthen against foreign currencies. It has been assumed that moulding and better lumber prices will average US$1,070/mbf and solid lineal mouldings will average US$1,750/mbf for the year ending 30 June 2005. These prices are equivalent to five year historical average prices;

•	pruned log prices are assumed to remain stable over the remaining three months ending 30 June 2004 and average of $150/m3 (mill net) during the year ending 30 June 2005;

•	management believe production volumes will remain flat at approximately 375,000m3 in 2005;

•	projected gas, electricity and freight costs reflect term contracts with suppliers;

•	Empire management have prepared a draft budget for the year ending 30 June 2005 based on an assumed continuation of the current favourable market conditions and further growth in sales to Lowe’s. Empire’s draft budget figures have been included in the Tenon’s projections and, combined with the effect of a lower assumed US$:NZ$ exchange rate and consolidating Empire’s results for the full year[7], explains approximately half of the increase in EBITDA and EBIT for Appearance Consumer Solutions for the year ending 30 June 2005;

•	equity earnings from AWM are expected to increase by NZ$2 million as a result of an assumed favourable movement in US dollar exchange rates, benefits from operational efficiencies and further sales growth; and

•	management has assumed an average exchange rate of US$0.63 for the year ending 30 June 2004 and an average exchange rate of US$0.60 for the year ending 30 June 2005. As noted earlier, there is a relationship between moulding and better lumber prices, exchange rates and the export price of pruned logs. Management believe that the assumed sales prices and cost of logs are consistent with the assumed strengthening of the US dollar against the New Zealand dollar.

Support Services and other costs

Management’s projections for the year ending 30 June 2005 include:

•	Support Services costs totalling $15 million that relate to centralised functions such as information technology, finance and human resources. In addition, Support Services includes corporate and head office costs. Delays in delisting from the New York and Australian stock exchanges may result in a small increase in Support Services costs; and

•	a foreign exchange loss of $1 million, which represents a provision to cover the costs of forward foreign exchange option contracts in relation to US dollar denominated debt.

The forecast for the current year ending 30 June 2004 includes $2 million of expenses relating to costs associated with the takeover offer that may not be recovered from Rubicon. These costs are shown separately as a non-recurring item.

[7]	Prior to 1 November 2003 Tenon reported a 33% equity share of Empire’s earnings as part of revenue, EBITDA and EBIT of NACS. Following its acquisition of a further one third equity share, Tenon now consolidates the financial performance and financial position of Empire and as such reports 100% of the ungeared earnings of this business as part of revenue, EBITDA and EBIT for Appearance Consumer Solutions.

3.5	Financial Position

Set out below is a summary of the unaudited financial position of Tenon as at 30 April 2004 and the projected financial position as at 30 June 2004, prior to the second capital return planned for in September 2004:

Tenon — Financial Position (NZ$ million)

As at	30 April 2004A	30 June 2004P
Assets
Stocks	77	84
Debtors	87	76

Total current assets	164	160
Fixed assets	116	118
Intangible assets	11	11
Investments	33	35
Total assets	324	324
Liabilities
Creditors	(73)	(72)
Net cash at bank/(debt)	(65)	199
Deferred settlement	288	19
Provision for deferred tax	22	22
Net assets	496	492
Group equity	488	484
Minority interest	8	8
Total equity	496	492

A = Actual P = Projection

The following notes should be considered when reviewing the statement of financial position as profiled above:

•	management expect to have received the majority of the settlement proceeds from the sale of the forest estates prior to 30 June 2004. The second capital return of up to $1.15 per existing Tenon share is expected to take place in September 2004;

•	fixed assets largely comprise processing plant and equipment, and land and buildings at Tenon’s seven manufacturing facilities;

•	following the sale of the Forest Assets Tenon will have significant tax losses. Tenon has recognised only a small proportion of its current and forecast tax losses as a deferred tax asset on the basis that, in accordance with New Zealand generally accepted accounting practices, the recognition of the tax losses is only permitted where utilisation is considered virtually certain;

•	the asset and liabilities of Empire are consolidated in the above summary of Tenon’s financial position, including interest bearing debt of $23 million at 30 April 2004 and $19 million at 30 June 2004; and

•	group equity is forecast to fall to $484 million over the next two months reflecting the impact of losses (including reorganisation costs) associated with the sale of the Forest Assets and the provision of $2 million of non-recurring expenses arising from the takeover offer from Rubicon. These losses and additional costs more than offset the projected profits for the two months ending 30 June 2004 from Tenon’s continuing operations and the impact of an assumed reduction in the US$:NZ$ exchange rate from US$0.623 at 30 April 2004 to US$0.60 at 30 June 2004.

3.6	Cash Flows

Set out below is a summary of Tenon’s projected operating cash flows for the years ending 30 June 2004 and 30 June 2005 assuming the second capital return has taken place:

Tenon — Statement of Free Cash Flows (NZ$ million)

Year end 30 June	2004P	2005P
EBIT	47	43
Adjust for:
Equity earnings	(8)	(9)
Depreciation and amortisation	14	18
Forex gains	(9)	—
Non-recurring items	(2)	—
Net interest received/(paid)	—	(2)
Tax paid	(9)	(12)
(Increase)/decrease in working capital	(11)	(8)
Capital expenditure	(13)	(14)
Investment in Empire	(18)	(25)
Repayment of AWM advance	—	10
Free cash flow — continuing operations	(9)	1

Capital expenditure for the years ending 30 June 2004 and 2005 is forecast to be $13 million and $14 million respectively. Of this approximately half relates to new projects, as opposed to ongoing maintenance capital expenditure. The major item of capital expenditure is the Kawerau Front End upgrade at a cost of approximately $10.5 million. Other items include a new log conditioning plant at Mt Maunganui Plywood plant and installing new timber treatment plants at the Kawerau and Ramsey Roundwood facilities.

Beyond 2005 management expects no further new major expenditure on the New Zealand mills and for maintenance capital expenditure to be around $7-$8 million per annum compared with annual depreciation of approximately $16 million.

Tenon management have assumed that Empire’s management will exercise their option and put the remaining shares in Empire to Tenon based on a predetermined formula in November 2004 and that AWM will repay the US$6 million advance during the year ending 30 June 2005.

3.7	Capital Structure and Ownership

Tenon has two classes of shares on issue, ordinary and preference shares:

•	Tenon preference shares were issued in December 2000 as a result of a renounceable pro rata rights issue at a price of 25 cents each;

•	Tenon preference shares rank equally with Tenon ordinary shares in all respects except for a prior ranking to an amount equivalent to the issue price in the event of a liquidation of Tenon. On 15 December 2005 the preferential right on liquidation lapses and preference shares become identical in all respects with the ordinary shares. Prior to this date holders of preference shares will vote with holders of ordinary shares on all matters except a vote relating to a liquidation of the company, in which case a separate vote of the holders of the preference shares will be required;

•	in December 2002 Tenon consolidated on a 1:5 basis all ordinary and preference shares on issue. Preference shares retained their preferential right on liquidation and, as a result of the consolidation, the priority liquidation entitlement increased to $1.25 per share; and

•	approximately 0.9 million fully paid ordinary shares are held by the Fletcher Challenge Employee Share Purchase Schemes and accounted for under the Treasury stock method.

Prior to the sale of the Forest Assets and the subsequent capital repayment of $1.25 per share the issued capital of Tenon comprised:

Tenon — Shares on Issue

Ordinary shares	185.9 million
Preference shares	371.8 million
Total	557.7 million

The capital repayment was affected by cancelling one share for every two shares held resulting in the following shares on issue:

Tenon – Shares on Issue after First Capital Repayment

Ordinary shares	93.0 million
Preference shares	185.9 million
Total	278.9 million

Subject to settlement of the sale of the Tarawera Forest cutting rights and the assignment of the remaining forestry leases from the earlier forest sale to the Kiwi Forests Group, Tenon proposes to return up to $1.15 for each share currently on issue. In addition to returning the cash proceeds of the forest sale, Tenon forecasts net borrowings of approximately $98 million (including Empire) following the total capital return of $320 million.

As at 8 April 2004 Tenon’s top twenty registered shareholders held approximately 67.6% of the total ordinary and preference shares on issue. Many of the registered shareholders are nominees holding shares on behalf of a wide range of shareholders.

Tenon – Top 20 Ordinary & Preference Shareholders

	Ordinary shares		Preference shares		% of all
	No. of shares	% of	No. of shares	% of	shares
As at 8 April 2004	(000s)	total	(000s)	total	on issue
Rubicon	7,715	8.3	48,050	25.9	19.9
Citibank Nominees (NZ)	18,881	20.3	19,266	10.4	13.7
National Nominees NZ	6,894	7.5	11,049	5.9	6.4
ANZ Nominees	5,216	5.6	9,216	5.0	5.2
Westpac Corporate Clients	5,433	5.9	7,841	4.2	4.8
Accident Compensation Corp	1,282	1.4	6,944	3.7	2.9
Ithaca (Custodians)	220	0.2	5,833	3.1	2.2
AMP Life	225	0.2	5,027	2.7	1.9
Asteron Life	0	0.0	3,542	1.9	1.3
AMP Investments Strategic Equity	0	0.0	3,234	1.7	1.2
Citicorp Nominees	1,010	1.1	2,128	1.1	1.1
Cogent Nominees	548	0.6	2,477	1.3	1.1
Custody and Investment Nominees	1,083	1.2	1,825	1.0	1.0
Cogent Nominees	414	0.4	2,477	1.3	1.0
NZGT Nominees	418	0.4	2,431	1.3	1.0
Citicorp Nominees	124	0.1	2,128	1.1	0.8
Goldman Sachs JB Were (NZ)	969	1.0	940	0.5	0.7
Leveraged Equities Custodians	515	0.6	876	0.5	0.5
AMP Superannuation Tracker Fund	435	0.5	871	0.5	0.5
Peter Hanbury Masfen & others	451	0.5	838	0.5	0.5
Top 20 shareholders	51,833	55.8	136,992	73.7	67.6
Other shareholders	41,117	44.2	48,910	26.3	32.4
Total — all shareholders	92,950	100.0%	185,902	100.0%	100.0%

GPG, Rubicon’s largest shareholder, also holds shares in Tenon through Ithaca (Custodians). As at 28 April 2004 Citibank Nominees (NZ) held Tenon shares on behalf of ADR holders, which in total represented 4.38% of the issued capital. A further 0.11% of the issued capital is held by US shareholders.

3.8	Share Price History

Tenon shares are currently traded on the NZX, ASX and as ADRs on the New York Stock Exchange[8]. The following table shows adjusted historical share price and volume data[9] for Tenon shares traded on the NZX from 3 January 2003 to 30 April 2004:

Tenon — Adjusted Ordinary Share Price and Volume Trading History

	Ordinary share price (NZ$)			Volume[10]
2003 (month ended)	Close	Low	High	(000s)
January	0.87	0.71	1.15	7,575
February	0.81	0.75	1.07	12,203
March	0.81	0.73	0.89	9,665
April	0.75	0.69	0.83	3,053
May	0.71	0.69	0.79	4,450
June	1.05	0.71	1.11	10,629
July	1.01	0.99	1.15	6,149
August	0.97	0.91	1.11	8,534
September	1.33	0.95	1.33	23,505
October	1.37	1.31	1.39	21,015
November	1.37	1.33	1.43	10,131
December	1.47	1.33	1.55	13,356
2004
January	1.47	1.45	1.59	20,253
February	1.41	1.35	1.49	12,493
March	1.69	1.35	1.70	19,852
April	1.94	1.67	2.00	19,814

The following graph illustrates the trading history of Tenon’s shares adjusted to reflect the capital return that took place on 29 March 2004:

[8]	On 12 September 2003, Tenon announced its intention to terminate its ADR programme and delist from the New York Stock Exchange and ASX following completion of the sale of the Forest Estates.

[9]	Price and volume data has been adjusted retrospectively to reflect the share cancellation and capital return that took place on 29 March 2004. To illustrate the adjustment made to actual prices at which Tenon shares traded, Tenon’s closing share price on 26 March 2004, the day prior to the capital return was $1.43. The adjusted closing share price on 26 March 2004 was calculated to be $1.61 (ie (2 x $1.43) - $1.25 = $1.61), which equates to the opening price at which Tenon shares began trading at on 29 March 2004. Actual volumes of shares traded have been halved to reflect the share cancellation.

[10]	Volume data is the total of ordinary and preference shares traded in each period.

66

4	Valuation of Tenon

4.1	Methodology

Overview

Grant Samuel’s valuation of Tenon has been undertaken by aggregating the estimated market value of each of Tenon’s operating businesses together with the value of non-trading assets and liabilities and adjusting for corporate costs and net borrowings. The value of Tenon has been estimated on the basis of fair market value as a going concern, defined as the maximum price that could be realised in an open market over a reasonable period of time assuming that potential buyers have full information.

The valuation of Tenon is appropriate for the acquisition of the company as a whole and accordingly incorporates a premium for control. The value is in excess of the level at which, under current market conditions, shares in Tenon could be expected to trade on the sharemarket. Shares in a listed company normally trade at a discount to the underlying value of the company, but the extent of the discount (if any) depends on the specific circumstances of each company.

The most reliable evidence as to the value of a business is the price at which the business or a comparable business has been bought and sold in an arm’s length transaction. In the absence of direct market evidence of value, estimates of value are made using methodologies that infer value from other available evidence. There are four primary valuation methodologies commonly used for valuing businesses:

•	capitalisation of earnings or cash flows;

•	discounting of projected cash flows;

•	industry rules of thumb; and

•	estimation of the aggregate proceeds from an orderly realisation of assets.

Each of these valuation methodologies has application in different circumstances. The primary criterion for determining which methodology is appropriate is the actual practice adopted by purchasers of the type of business involved.

Capitalisation of Earnings

Capitalisation of earnings or cash flows is the most commonly used method for valuation of industrial businesses. This methodology is most appropriate for industrial businesses with a substantial operating history and a consistent earnings trend that is sufficiently stable to be indicative of ongoing earnings potential. This methodology is not particularly suitable for start-up businesses, businesses with an erratic earnings pattern or businesses that have unusual expenditure requirements. This methodology involves capitalising the earnings or cash flows of a business at a multiple that reflects the risks of the business and the stream of income that it generates. These multiples can be applied to a number of different earnings or cash flow measures including EBITDA, EBITA, EBIT or net profit after tax. These are referred to respectively as EBITDA multiples, EBITA multiples, EBIT multiples and price earnings multiples. Price earnings multiples are commonly used in the context of the sharemarket. EBITDA, EBITA and EBIT multiples are more commonly used in valuing whole businesses for acquisition purposes where gearing is in the control of the acquirer.

Where an ongoing business with relatively stable and predictable earnings is being valued Grant Samuel uses capitalised earnings or operating cash flows as a primary reference point. Application of this valuation methodology involves:

•	estimation of earnings or cash flow levels that a purchaser would utilise for valuation purposes having regard to historical and forecast operating results, non-recurring items of income and expenditure and known factors likely to impact on operating performance; and

•	consideration of an appropriate capitalisation multiple having regard to the market rating of comparable businesses, the extent and nature of competition, the time period of earnings used, the quality of earnings, growth prospects and relative business risk.

The choice between EBITDA, EBITA or EBIT is usually not critical and should give a similar result. All are commonly used in the valuation of industrial businesses. EBITDA can be preferable if depreciation or non-cash charges distort earnings or make comparisons between companies difficult but care needs to be exercised to ensure that proper account is taken of factors such as the level of capital expenditure needed for the business and whether or not any amortisation costs also relate to ongoing cash costs.

Selection of the appropriate earnings multiple is usually the most judgemental element of a valuation. Definitive or even indicative offers for a particular asset or business can provide the most reliable support for selection of an appropriate earnings multiple. In the absence of meaningful offers, it is necessary to infer the appropriate multiple from other evidence.

The primary approach used by valuers is to determine the multiple that other buyers have been prepared to pay for similar businesses in the recent past. However, each transaction will be the product of a unique combination of factors, including:

•	economic factors (eg. economic growth, inflation, interest rates) affecting the markets in which the company operates;

•	strategic attractions of the business — its particular strengths and weaknesses, market position of the business, strength of competition and barriers to entry;

•	rationalisation or synergy benefits available to the acquirer;

•	the structural and regulatory framework;

•	investment and sharemarket conditions at the time; and

•	the number of competing buyers for a business.

A pattern may emerge from transactions involving similar businesses with sales typically taking place at prices corresponding to earnings multiples within a particular range. This range will generally reflect the growth prospects and risks of those businesses. Mature, low growth businesses will, in the absence of other factors, attract lower multiples than those businesses with potential for significant growth in earnings.

An alternative approach used by valuers is to review the multiples at which shares in listed companies in the same industry sector trade on the sharemarket. This gives an indication of the price levels at which portfolio investors are prepared to invest in these businesses. Share prices reflect trades in small parcels of shares (portfolio interests) rather than whole companies. To convert sharemarket data to meaningful information on the valuation of companies as a whole, it is market practice to add a “premium for control” to allow for the premium which is normally paid to obtain control through a takeover offer. This premium in terms of equity values (i.e. share prices) is typically in the range 20 to 35 per cent (but is lower based on ungeared values).

The premium for control paid in takeovers is observable but caution must be exercised in assessing the value of a company or business based on the market rating of comparable companies or businesses. The premium for control is an outcome of the valuation process, not a determinant of value. Premiums are paid for reasons, which vary from case to case and may be substantial due to synergy or other benefits available to the acquirer. In other situations premiums may be minimal or even zero. It is inappropriate to apply an average of 20 to 35 per cent without having regard to the circumstances of each case. In some situations there is no premium. There are transactions where no corporate buyer is prepared to pay a price in excess of the prices paid by institutional investors through an initial public offering.

The analysis of comparable transactions and sharemarket prices for comparable companies will not always lead to an obvious conclusion as to which multiple or range of multiples will apply. There will often be a wide spread of multiples and the application of judgement becomes critical. Moreover, it is necessary to consider the particular attributes of the business being valued and decide whether it warrants a higher or lower multiple than the comparable companies. This assessment is essentially a judgement.

Discounting Cash Flow

Discounting of projected cash flows has a strong theoretical basis. It is the most commonly used method for valuation in a number of industries, and for the valuation of start-up projects where earnings during the first few years can be negative. Discounted cash flow (“DCF”) valuations involve calculating the net present value of projected cash flows. The cash flows are discounted using a discount rate, which reflects the risk associated with the cash flow stream. Considerable judgement is required in estimating future cash flows and the valuer generally places great reliance on medium to long term projections prepared by management. In addition, even where cash flow forecasts are available for up to, say, ten years, the terminal or continuing value is usually a high proportion of value. Accordingly, the multiple used in assessing this terminal value becomes the critical determinant in the valuation (ie. it is a “de facto” cash flow capitalisation valuation). The net present value is typically extremely sensitive to relatively small changes in underlying assumptions, few of which are capable of being predicted with accuracy, particularly beyond the first two or three years. The arbitrary assumptions that need to be made and the width of any value range mean the results are often not meaningful or reliable. Notwithstanding these limitations, discounted cash flow valuations are commonly used in valuing industrial companies and can at least play a role in providing a check on alternative methodologies, not least because explicit and relatively detailed assumptions as to expected future performance need to be made. In this case, they can capture some of the critical issues such as capital expenditure profiles, projected variability in earnings, and the benefit of currently available tax losses.

Realisation of Assets

Valuations based on an estimate of the aggregate proceeds from an orderly realisation of assets are commonly applied to businesses that are not going concerns. They effectively reflect liquidation values and typically attribute no value to any goodwill associated with ongoing trading.

Industry Rules of Thumb

Industry rules of thumb are commonly used in some industries. These are generally used by a valuer as a “cross check” of the result determined by a capitalised earnings valuation or by discounting cash flows, but in some industries rules of thumb can be the primary basis on which buyers determine prices.

4.2	Valuation of Tenon

Grant Samuel has valued the equity in Tenon in the range of $560 million to $619 million, equivalent to $2.01 to $2.22 per share. The values represent Grant Samuel’s assessment of the full underlying value of Tenon and include a premium for control. The valuation is summarised below:

Tenon – Valuation Summary

	Valuation Range
$ million except where stated	Low	High
Structural Consumer Solutions	123	144
Appearance Consumer Solutions	246	295
Support Services	(84)	(98)
Value of business operations	285	341
Net debt at 30 April 2004	(42)	(42)
Settlement proceeds from forest sale	288	288
Other assets, investments and adjustments	29	32
Equity value	560	619
Shares on issue (million)	278.9	278.9
Value per share ($)	$2.01	$2.22

In reviewing the valuations above the following should be taken into consideration:

•	Grant Samuel has treated the proceeds from the sale of the Forest Assets that are due to be received in the next six months totalling $288 million as a cash equivalent asset. No allowance has been made for completion risk or the time taken to gather consents and complete the sale of the Tarawera Forest Estate;

•	Grant Samuel valued each partly owned business separately. The value ascribed to Tenon’s equity interests (i.e. share of equity value calculated based on Grant Samuel’s assessment of enterprise value less debt at 30 April 2004 and allowing for other assets and liabilities) in AWM and Empire is included in, and comprises a significant proportion of, the value of $246 million to $295 million attributed to Appearance Consumer Solutions. Grant Samuel has ascribed full underlying value to Tenon’s 50% share in AWM;

•	Grant Samuel has valued Empire on the basis that Empire’s management elect to exercise their put option in November 2004 and the business is effectively wholly owned. In doing so, a separate deduction was made to provide for the cost of purchasing the remaining one third of Empire shares not already owned by Tenon in accordance with the terms of the put option. The value ascribed to Tenon’s business operations may change if the actual exercise date differs from the date assumed by Grant Samuel; and

•	Tenon net debt at 30 April 2004 has been adjusted to treat the first capital return as being fully paid. This treatment is consistent with the calculation of the number of shares on issue also being after the first capital return.

Grant Samuel has considered the sustainability of management’s projected earnings having regard to:

•	Historical audited results for AACS and NACS for the four years ended 30 June 2003 and the significant changes that have taken place including:

•	closure of Tenon’s loss making Japanese Housing Solutions business;

•	acquisition of a further one third equity interest in Empire;

•	growth in revenue and earnings achieved by AWM and Empire largely on the back of expansion of the respective foot prints of The Home Depot and Lowe’s in the USA DIY market;

•	the change in management of CNIFPs forest estates and manufacturing assets;

•	the sale of the Forest Assets and changes to log supply arrangements;

•	improvement in operating efficiencies and increases in capacity of Tenon’s manufacturing facilities;

•	the key assumptions for the projections for the year ending 30 June 2005, and which are discussed in more detail in section 3.4;

•	current market conditions, which on balance are favourable for both structural grade and appearance grade manufacturers, despite the recent weakness of the US dollar relative to the New Zealand dollar;

•	in real terms there has been a long-run downward trend in log prices for New Zealand exporters both in US dollars and NZ dollars. There are no indications to suggest that this trend will reverse. There is also a growing excess of wood supply over current and planned processing capacity in New Zealand. In this context, Grant Samuel would expect downward pressure on log input prices for domestic processors; and

•	Tenon is implementing a number of capital projects that management expect will deliver significant cost savings going forward.

It would be incorrect to calculate earnings multiples by dividing the value Grant Samuel ascribed to business operations in the valuation summary table above by Tenon management’s projections for the years ending 30 June 2004 and 2005. Management’s projections of revenue, EBITDA and EBIT follow accounting convention and include:

•	equity share of earnings for AWM and for Empire for the period prior to 1 November 2003. These are earnings before tax which represents EBITDA and EBIT of each business after deducting interest expense and allowing for other income; and

•	Support Service costs are included in management projections for only part of the year ending 30 June 2004.

In addition there is argument that the projected foreign exchange gain of $9 million for the year ending 30 June 2004 should be excluded from a capitalisation of earnings valuation on the basis that it is a non-recurring gain and unrelated to the normal operations of the business. As discussed in section 3.4 the foreign exchange gain relates to a US dollar loan put in place as a partial hedge against Tenon’s exposure to fluctuations in the US$:NZ$ exchange rate.

Grant Samuel has valued Tenon based on an assessment of sustainable earnings in the functional currency for each business, which for AWM and Empire is US dollars and the remaining Tenon businesses is New Zealand dollars. The value ascribed to US dollar functional currency businesses has been translated into New Zealand dollars at a spot exchange rate of US$0.61 applying on 11 May 2004.

The valuation of Tenon implies the following multiples[11]:

Tenon – Implied Multiples

	Valuation Range
Year Ending 30 June 2004	Low	High
EBITDA	7.5	8.6
EBIT	12.3	14.2
Year Ending 30 June 2005
EBITDA	6.0	7.0
EBIT	8.5	9.8

Grant Samuel believes that these parameters are reasonable having regard to recent market evidence, current equity market and economic conditions and the specific attributes of Tenon:

•	in Grant Samuel’s opinion Tenon’s underlying wholly owned and partly owned businesses have identified growth potential and there are a number of strategic initiatives being investigated by management. Tenon’s growth potential underpins the selection of capitalisation multiples but it must be recognised that it will take time and significant investment to put in place all of management’s strategic initiatives and successful implementation is not assured;

•	Tenon’s business operations are of sufficient size to realise scale benefits and compete internationally with other structural and appearance grade wood manufacturers and distributors;

•	Tenon’s wholly owned and partly owned businesses have established strong working relationships with a number of key suppliers and customers. The loss of Lowe’s, The Home Depot or PlaceMakers could materially impact Tenon’s earnings. Nevertheless, in many cases there is strong interdependence between supplier and customer that would discourage any significant change to their exiting arrangements;

•	the performance of Tenon USA is sensitive to fluctuations in benchmark log and wood product prices and movements in the US$:NZ$ exchange rate. Its earnings are more volatile and can change materially over a short period of time;

•	Structural Consumer Solutions is also affected by movements in exchange rates and benchmark log and wood product prices. While demand is dependent on the domestic economy, marginal mills in New Zealand that would normally supply appearance grade products to the USA can move relatively quickly to change to the production of structural products if there is an adverse movement in market conditions; and

•	Tenon’s businesses sell quality products with strong brand recognition, which generally hold significant market shares.

The evidence from recent comparable acquisitions in the international building materials sector, and from comparable listed companies in New Zealand and overseas is set out in Appendices 1 and 2.

[11]	The implied multiples were calculated by adding Tenon’s economic interest in the enterprise values ascribed to all businesses less capitalised Support Service costs and dividing this sum by projected normalised EBITDA and EBIT for all businesses. Effective economic interest means 50% of AWM and 100% of all other businesses. Normalised projected EBITDA and EBIT includes the equivalent of a full year of Support Service costs and excludes projected foreign exchange gains and losses. The values ascribed to, and earnings of, AWM and Empire were translated into New Zealand dollars at a rate of US$0.61.

4.3	Other Assets and Liabilities

4.3.1	Support Services

Grant Samuel has deducted an amount of $84 million to $98 million to reflect the capitalised cost of unallocated Support Services of Tenon. For the purposes of this valuation Grant Samuel has applied a multiple of between 6.5 and 7.5 times to the forecast Support Services costs (excluding depreciation) of $13 million per annum.

The level of Support Services costs is comparatively high for a business the size of Tenon and, in part, reflects the legacy of FC Forests, which was a substantially larger business in market capitalisation terms and in terms of assets under management. Tenon’s management have identified some areas where further potential savings may be made in future but all immediate steps to reduce these costs have been taken.

The valuation reflects a continuation of Tenon’s current operating cost structure. In the hypothetical situation that a buyer was to acquire 100% of Tenon, Grant Samuel expects that a significant proportion of the Support Services costs could be eliminated. Trade buyers in particular would typically have existing corporate infrastructure and would seek to avoid duplication of Support Services functions.

4.3.2	Other Assets, Investments and Adjustments

Investments

Tenon has equity investments in Zenia House and Wood Exports and a US$ denominated advance to AWM. These investments are small and have been valued at cost.

Tax Losses Carried Forward

At 30 June 2003 Tenon had tax losses carried forward of approximately $65 million for New Zealand tax purposes and tax losses of US$35 million for US tax purposes. Subject to meeting the continuity of ownership test imposed by the Income Tax Act 1994, management do not expect Tenon to pay tax in New Zealand for the foreseeable future. Tenon has confirmed it can demonstrate continuity of ownership with respect to brought forward and current year losses. It is not possible to predict whether or not continuity of ownership test will be satisfied if Rubicon is successful with its partial takeover offer.

The existing and forecast tax losses in New Zealand relate mainly to Tenon’s investment in CNIFP and subsequent sale of the Forest Assets. In January 2007 Tenon will be able to claim a substantial further deduction in relation to any unpaid principal of the subordinated loan to CNIFP. In terms of financial reporting, Tenon wrote off 100% of the principal and accrued interest relating to the subordinated loan in the year ended 30 June 2002.

US tax law places restrictions on Tenon’s ability to utilise its tax losses in that jurisdiction. At the current rate of utilisation Tenon is able to shelter only a small proportion of its earnings in North America and is paying income tax on the balance.

Grant Samuel has considered the current and potential future tax loss positions, the expected utilisation of losses, and uncertainties in relation to continuity of ownership. Grant Samuel has ascribed a value of $24-27 million to these tax losses, which equates to 9-10 cents per share.

GST

Tenon may be able to recover up to $70 million of its subordinated debt from the Inland Revenue Department, if the Privy Council case Edgewater v Commissioner of Inland Revenue (“CIR”) is decided in favour of the taxpayer. This case relates to the priority of mortgages as against the CIR in relation to GST paid upon sale of mortgaged assets. Tenon has reserved its position pending the Privy Council decision on the basis that the facts of its case are analogous but not identical to Edgewater v CIR. Given the uncertainty as to the eventual outcome it is not prudent to attribute any value to this potential cash receipt.

Accordingly, Grant Samuel has made no allowance for this contingent asset in the valuation.

If Tenon were to recover $70 million of its subordinated debt, all other factors remaining the same, this would increase in the value of Tenon shares by 25 cents per share.

Liabilities of the Separated Divisions

Following the sale of FC Paper and FC Energy, and the separation of FC Building, Fletcher Challenge Limited was renamed FC Forests. FC Forests was renamed Tenon Limited following the sale of the Forest Assets. To the extent practicable, as part of the sales and separation of the assets and liabilities of FC Paper, FC Energy and FC Building, all the liabilities relating to those businesses were transferred to the new owners. However, some assets and liabilities were difficult to isolate or transfer. Prior to the separation the new owners of FC Paper, FC Energy and FC Building entered into an agreement, called the Amended and Restated Deed Relating to Assets and Liabilities with Fletcher Challenge Limited, that had the effect of attributing the economic benefits and risks of each division’s assets and liabilities to the appropriate party.

There is a residual risk attached to Tenon shares in relation to unallocated liabilities, where Tenon has to exercise its rights under the Amended and Restated Deed Relating to Assets and Liabilities to ensure a claim lodged against Tenon is passed on to the appropriate owner of the previous Fletcher Challenge conglomerate to which the claim relates. In the three years since separation occurred four claims have been served on Tenon and these have been passed on to the relevant party. Tenon has not had to exercise its rights under the Amended and Restated Deed Relating to Assets and Liabilities. Should this event arise it could have an adverse impact on the Tenon’s financial condition. Tenon management has confirmed to Grant Samuel that it is not aware of any contingent liabilities or circumstances that would give rise to a liability, contingent or otherwise, relating to the separation of the Fletcher Challenge divisions. Accordingly, Grant Samuel has not made any allowance in its valuation for such contingent liabilities.

Discontinued operations

Discontinued operations comprise the Forest Assets that have been sold. At 30 April 2004 there remained future cash costs relating to the reorganisation of Tenon and discontinued operations that will be paid over the next six to nine months. Management estimate that Tenon had a net cash obligation in relation to the discontinued operations of $27 million of which $20 million has been deducted from settlement proceeds from the sale of Forest Assets to arrive at a net figure of $288 million, which is reported separately in the 30 April 2004 balance sheet. Grant Samuel has therefore provided for a further $7 million of reorganisation costs yet to be incurred as part of the value ascribed to other assets, investments and adjustments.

5	Evaluation of the merits of the Rubicon Offer

5.1	The Rubicon Offer is Not Fair

In Grant Samuel’s opinion the full underlying value of Tenon shares is in the range of $2.01 to $2.22 per share. These values are for 100% of Tenon and include a premium for control. In Grant Samuel’s opinion for a full or partial offer to be fair the price offered should be equivalent to the full underlying value of the company. The reasons for this opinion are set out in Section 2.4 of this report. As the Rubicon Offer of $1.85 per share is below Grant Samuel’s assessed value range for Tenon shares the offer price is considered not fair.

The Rubicon Offer represents a premium of approximately 2% relative to the closing price of $1.82 per share on 8 April 2004, being the day of the announcement of the Rubicon Offer, which was received after the close of trading immediately prior to the Easter weekend. This date is considered the appropriate benchmark for determining the premium for control given that after that point speculation in relation to competing takeover offers may have had an impact on the Tenon share price which traded as high as $1.97 in the week following Easter. The premium for control is lower than the premiums for control generally observed in successful takeovers of other listed companies. However it must be recognised that the Tenon share price had increased approximately 20% in the month preceding the Rubicon Offer, a period in which Tenon released an improved earnings outlook statement on 11 March 2004 and made the first capital repayment to shareholders on 29 March 2004.

5.2	Other Merits of the Rubicon Offer

In assessing the merits of the Rubicon Offer Grant Samuel considered the following factors:

•	in some takeovers there are factors that suggest that even if an offer is not fair shareholders should consider accepting the offer. In this instance there does not appear to be any compelling reason for shareholders to accept a takeover offer that is below full underlying value;

•	Rubicon is seeking to acquire a further 30.02% of the Tenon shares on issue, or approximately 37.6% of the shares not held by Rubicon. GPG is also the holder of a 19.99% shareholding in Rubicon and a 2.2% shareholding in Tenon. GPG has indicated that it will be accepting the Rubicon Offer for its 2.2% shareholding in Tenon. In the event all Tenon shareholders accepted the Rubicon Offer, Rubicon could only purchase 37.6% of the shares held by each Tenon shareholder;

•	it is generally accepted that a shareholding of around 40% or greater in a widely held public listed company such as Tenon would give that holder control. Except with the consent of non-related shareholders Rubicon cannot own a shareholding in Tenon of between 20% and 50%. Unless it receives acceptances sufficient to take its shareholding to 50.01% its offer will lapse and Rubicon’s ownership of Tenon will remain at 19.99%. Rubicon has not provided any indication, and nor does it have to, as to whether or when it may seek to increase its shareholding above 50.01% if its present offer is successful;

•	excluding the 19.9% owned by Rubicon, approximately 42% of the issued shares in Tenon are owned by the top 20 shareholders or custodians. The support or otherwise of the larger shareholders in relation to the Rubicon Offer may be instrumental in determining whether Rubicon achieves the 50.01% unconditional threshold;

•	in the event that Rubicon receives acceptances for greater than 37.6% of the shares it does not own, the acceptances will need to be scaled down. This complex process is explained in section 1.1 of this report. The actual number of shares that will be purchased from a shareholder is not certain. This lack of clarity is problematic for communications with shareholders but is in line with the rules of the Takeovers Code. Shareholders wishing to exit Tenon because of the potential change of control to Rubicon may not be able to sell all of their shareholding into the Rubicon Offer and may be left to exit the remainder on the sharemarket, potentially at a lower price;

•	if Rubicon achieves the 50.01% unconditional threshold then Tenon will remain a listed company controlled by Rubicon. In these circumstances:

•	Rubicon will be entitled to appoint new directors to the board of Tenon, and by virtue of its majority shareholding, would control the outcome of any ordinary resolution put to shareholders. In these circumstances it is conceivable that Rubicon could use its control of the Board and 50.01% voting control to reduce the amount of the second capital repayment or eliminate it altogether if it preferred to retain the cash within Tenon. Tenon has proposed a second capital repayment of up to $1.15 per share. The $1.15 per share is based on the current number of shares on issue and is equivalent to 57.5 cents per share prior to the cancellation of 1 in every 2 shares that occurred in conjunction with the first capital repayment on 1 April 2004. Rubicon has indicated that it proposes to fund the acquisition of the Tenon shares by way of cash reserves and a bridging facility of approximately $58 million. Were Rubicon to achieve a 50.01% shareholding in Tenon it would receive approximately $160 million from the proposed second capital repayment. This is substantially in excess of the amount Rubicon would require to repay its bridging facility;

•	the liquidity of Tenon shares is likely to be adversely affected. The size of the total public pool of shareholders will reduce and as a result will lower the weighting of Tenon ordinary and preference shares in the NZSX50 index;

•	the Companies Act and NZX Listing Rules do provide some level of control on related party transactions and changes to the Constitution, which are designed to afford protection to minority shareholders. These legislative controls also restrict Rubicon’s ability to maximise the benefit of its investment. As an example it is not likely to be possible to merge the head offices of Rubicon and Tenon unless there was a full merger of the two companies. It would appear that Rubicon, consistent with the approach adopted by its major shareholder GPG, is content to move to a position where it has control of Tenon and can deliver that control to a third party if and when another offer is received;

•	it could be that, by waiting for some period, a better price could be achieved for Tenon shares if the projected increased earnings are ratified by actual results and/or some contingent assets are realised (refer Section 4.3). Equally, if Rubicon is not successful in achieving the 50.01% holding in Tenon at its current offer price it may or may not choose to increase its offer. If Rubicon chooses to increase its current offer while the offer is still open the increased value will be available to all shareholders in relation only to that portion of shares that are accepted by Rubicon after scaling even if they have already accepted the $1.85 per share offer; and

•	if successful with its partial takeover offer Rubicon, will be permitted to “creep” towards the 90% threshold over time by buying a further 5% per annum commencing 12 months after the current offer closes. It does not however have to wait 12 months to make another partial or full offer after the current offer closes;

•	the existing Rubicon shareholding of 19.9% creates some impediment to an alternative offer. It is possible that an alternative and higher offer than the Rubicon Offer could be made for the shares in Tenon. There is media and analyst speculation suggesting that such an alternative offer is possible. To achieve 100% ownership of Tenon any new offer would require Rubicon to agree to sell its existing 19.9% shareholding in Tenon;

•	if Rubicon achieves a 50.01% shareholding the attraction of Tenon as a takeover target is diminished. Rubicon is unlikely to accept an offer of less than $1.85 per share and arguably would seek to achieve a premium from a subsequent potential acquirer;

•	as with any equity investment there are risks associated with the market in which the company operates. Tenon has increased its investor appeal as measured by its share price following the sale of the Forest Assets and its focus on manufacturing and distribution of timber products. The risks associated with an investment in Tenon include:

•	a substantial proportion of Tenon’s sales are denominated in foreign currency. After allowing for the counter effect of operating expenses either denominated in foreign currency or influenced by the relative strength of US dollar, the company has a significant net foreign currency exposure particularly to the US dollar. Over the last 12 months the

New Zealand dollar has strengthened significantly against the US dollar, although it is now well off the high of US$0.71 in February 2004. A high New Zealand dollar reduces the price Tenon receives for its exports to the US and also reduces the NZ dollar value of the earnings from its own business in the US and that of its investments, AWM and Empire. Despite the significant increase in the value of the NZ dollar relative to the US dollar over the past year Tenon is forecasting strong earnings from Appearance Consumer Solutions due to improved manufacturing efficiencies, substantial growth in the revenues and earnings of AWM and Empire and a recovery in the price of mouldings in the US. The forecast earnings for 2005 assume a lower average selling price offset in part by the assumption of a lower New Zealand dollar. The foreign exchange and lumber price changes in the US do not always offset each other and can result in substantial volatility particularly in the earnings for the Taupo sawmill. The earnings of AWM and Empire appear to be less impacted by changes in commodity lumber prices;

•	the New Zealand structural market is influenced by the levels of construction and house building activity. The level of activity in both sectors is at an all time high and forecast to remain so for the balance of the 2004 calendar year. Beyond 2004 the outlook is less certain. Tenon’s Origin® brand is arguably the strongest lumber brand in the market particularly following some adverse publicity in relation to CHH’s Laserframe brand. At present Tenon’s lumber mill is at full capacity and unless there is a severe downturn the impact on Tenon of a reduction in the construction and house building markets should be only moderate. In Australia Tenon is less exposed exporting primarily outdoor timber; and

•	log prices are a key determinant of Tenon’s earnings as timber comprises approximately 60%-70% of the sales value of Appearance Consumer Solutions and approximately 50%-60% of the sales value of Structural Consumer Solutions. Generally the prices of the finished goods reflect the price of logs, however, the large number of sawmills in New Zealand has meant that smaller producers often change production to chase the higher price products. This activity limits Tenon’s upside. In a low price environment smaller producers will for a period accept lower earnings or losses to maintain throughput and employment. Over the long term, the latter approach is unsustainable as is evidenced by the number of smaller sawmills being marketed for sale at the present time.

•	Rubicon’s motives are not fully apparent. In making its offer, Rubicon stated its desire to:

“build Tenon’s business into a leading international supplier of forest products to high-value end-users, and in the process, bring considerable value to Rubicon shareholders, Tenon shareholders and the New Zealand forestry industry. We (Rubicon) believe this can best be achieved by Rubicon moving to a majority shareholding position in Tenon”.

Rubicon already owns 19.99% of Tenon but believes that it does “not have the level of influence we need to really drive value for Rubicon and Tenon shareholders”. A successful partial takeover of Tenon would give Rubicon control over its largest single investment, which currently generates the majority of Rubicon’s reported profits.

Grant Samuel has held discussions with the Chairman and management of Tenon and reviewed the board papers of Tenon board meetings over the past twelve months. It is not apparent from the Board papers that Rubicon’s representatives have objected to the existing strategies being pursued by Tenon nor have they presented any alternative strategies. As it is a duty on all Directors of Tenon to act in the best interests of the company, it is reasonable to expect that any alternative strategies would have been put forward for consideration by the management and board of Tenon. It is therefore possible that the strategic direction of Tenon may not change materially if Rubicon achieves the 50.01% ownership threshold;

•	the impact of the Rubicon Offer on US shareholders is unusual. US shareholders in Tenon fall into two categories:

•	shareholders resident in the US holding Tenon shares in their own right; and

•	shareholders holding shares indirectly in the form of ADRs with nominees of the ADR Depositary, Citibank N.A., being the “registered” shareholders in New Zealand.

The Takeovers Panel has granted an exemption giving Rubicon the discretion not to send its offer to all Tenon shareholders. Rubicon has evidently elected not to send the Offer to US resident shareholders on the grounds that the Offer does not comply with US Securities law. Tenon shareholders with a registered address in the US cannot participate in the Rubicon Offer and can only realise value for their Tenon shares by selling on the market. In doing so, the shareholder cannot benefit from specific rights afforded under the Takeovers Code including the right to receive a higher price should Rubicon increase its offer.

The ADRs represent approximately 4.4% of the Tenon shares on issue. They are registered in the name of Citibank Nominees on the New Zealand register, to whom the Offer will be made but who are not, because of the terms of the Offer and US Securities law restraints, able to accept on behalf of the ADR holders. The Offer is not being made for the ADRs as a separate class. Effectively the ADR holders are being disenfranchised from accepting the Offer under the ADR facility structure.

In Grant Samuel’s opinion these two sub classes of shareholders should be afforded the same opportunity to accept the Rubicon Offer. The situation being faced by US shareholders is inconsistent with the aims of the Takeovers Code which seeks to ensure that all shareholders are treated equally and on the basis of proper disclosure, are able to make an informed decision as to whether to accept or reject the Offer. The fact that the Rubicon Offer is for 50.01% is not relevant in this context.

In addition, those shareholders on the New Zealand register, who hold approximately 12% of Tenon’s shares as nominees for United States beneficial shareholders, are restricted by the terms of the Offer from sending the Offer to the beneficial shareholders and any acceptances by those shareholders are at risk of being rejected by Rubicon;

•	the Tenon share price has traded above the Rubicon Offer price since the Offer was announced. The likely reasons are:

•	the market reacted to the earnings upgrades announced on the day the notice of intention to make an offer was announced and on 10 May 2004; and

•	the market believes there is a possibility of a higher offer.

In the absence of actual and potential takeover speculation, the Tenon share price is likely to be lower than the current share price;

•	to achieve 50.01% Rubicon requires 39.7% of the remaining shareholders (excluding US resident shareholders and ADR holders who have been excluded from the Offer) to accept. This is a high threshold for a partial bid particularly when the change of control does not appear to offer any discernable benefits to remaining shareholders;

•	the Rubicon Takeover Offer document suggests that its Offer of $1.85 is a full Offer:

“We believe the earnings multiple implied in our Offer price, which is above that at which Fletcher Building is trading, includes a premium for control over and above the value of the underlying Tenon businesses”.

The inclusion of the new mechanism providing for the withdrawal of previously submitted acceptances suggests Rubicon views an alternative higher full takeover offer as a possibility and by implication one that it would accept. Allowing Tenon shareholders to withdraw their acceptance of the Rubicon Offer for an alternative higher priced full takeover offer and then not accepting that offer for its own 19.99% shareholding, thereby blocking the full takeover offer, would be inconsistent. For this reason and the fact that Rubicon has not increased the Offer despite the share price having traded above the Offer price consistently since the notice of intention to make an offer was filed suggests Rubicon will not increase its Offer price. Weight is added to this argument by the view of a number of commentators that Rubicon has only made its Offer to encourage another bidder to enter the market thereby enabling it to sell its 19.99% shareholding in Tenon;

•	the current trading conditions for Tenon are favourable – a lowering exchange rate, high prices in the US and steady demand in the New Zealand and Australian structural markets. Tenon management do not expect these conditions to remain as favourable and have, accordingly, adopted assumptions for its 2005 projections which are consistent with this expectation;

•	following the sale of its Forest Assets Tenon is a more focussed company which expects to generate increasing returns from expanding its distribution network. It will continue to be exposed to fluctuations in exchange rates and commodity lumber and log prices. It is, however, much less exposed than it was when it owned its own forests. Tenon businesses operate in sectors exposed to the residential construction activity in Australia and New Zealand and house renovations market in the USA. Tenon also exports structural grade and appearance grade lumber to remanufacturers in the USA and Asia;

•	the new mechanism introduced to the Rubicon Offer provides Tenon shareholders who accept the Rubicon Offer with the opportunity to withdraw that acceptance in the event a higher cash offer for 100% of the shares in Tenon is made by another party. The new mechanism has a number of implications and features:

•	the ability of shareholders to withdraw their acceptance is only valid before the Rubicon Offer has been declared unconditional. There is no certainty as to if or when the 50.01% unconditionally threshold will be met. Accordingly Tenon Shareholders do not have an ongoing option available to them in respect of accepting an alternative higher offer as the withdrawal option will expire immediately the Rubicon Offer is declared unconditional;

•	the withdrawal of acceptances can only be made on despatch of an alternative full takeover, which itself cannot be made for 14 days from that alternative party giving notice of intention to make an offer;

•	a Tenon shareholder wishing to withdraw their previous acceptance to the Rubicon Offer must do so in writing to the share registrar. It is not clear whether or not the withdrawal could be for a lesser number of shares than previously accepted by the Tenon shareholder. It is also not clear whether the withdrawal of previously submitted acceptances is permitted where there is an alternative offer which includes a choice for Tenon shareholders of cash or scrip, or whether the effective date of the withdrawal notice is the date of posting or date of receipt by the registrar. These are minor points but illustrate the lack of clarity surrounding this new mechanism;

•	the top 20 Tenon shareholders (excluding Rubicon) own approximately 47.7% of the issued shares in Tenon. Institutional shareholders typically wait until the end of an offer period before electing whether or not to accept a takeover offer. To the extent the Institutional shareholders of Tenon follow the common pattern and wait until the end of the offer period, the new mechanism provides those holders with no added advantage. If they all accepted on the expectation of being able to withdraw their acceptances the 50.01% threshold could be reached and Rubicon could declare its Offer unconditional even if a notice of intention of a subsequent higher offer had been made. If Rubicon declared the Offer unconditional it would be able to accept the new offer at the higher price for the entire 50.01% shareholding; and

•	the new mechanism is only valid for a cash offer by another party for 100% of the shares in Tenon, and on terms that are no less favourable than Rubicon’s Offer. The Rubicon Offer contains a number of terms and conditions in common with other takeover offers. A comparison of two sets of terms and conditions is likely to involve subjective judgement, and it is not clear who the arbiter of such opinions would be. There is a risk therefore that notwithstanding that an alternative cash offer was made for 100% of Tenon, that it would be on more onerous terms (such as being conditional on a 90% acceptance level) that may render the withdrawal of acceptances to the Rubicon Offer invalid.

In summary, Grant Samuel does not believe the new mechanism provides any additional benefits or incentives to Tenon shareholders who intend accepting the Rubicon Offer. Grant Samuel can see no reason for accepting the Rubicon Offer early. The Rubicon Offer must remain open until the 3 June 2004, and can be accepted by Tenon shareholders at any time up to and including that date regardless of whether the Offer has been declared unconditional or not. By not accepting the Rubicon Offer early shareholders are retaining the option to accept a higher offer should one be made from either Rubicon or another party; and

•	for those shareholders wishing to have an equity investment in the wood processing and distribution sector the only other comparable investment opportunity in New Zealand is CHH,

which is a more diversified company having substantial investments in forests and pulp and paper manufacturing.

5.3	Acceptance or Rejection of the Rubicon Offer

Acceptance or rejection of the Rubicon Offer is a matter for individual shareholders based on their own views as to value and future market conditions, risk profile, liquidity preference, portfolio strategy, tax position and other factors. In particular, taxation consequences will vary widely across shareholders. Shareholders will need to consider these consequences and, if appropriate, consult their own professional adviser.

6	Qualifications, Declarations and Consents

6.1	Qualifications

The Grant Samuel group of companies provides corporate advisory services (in relation to mergers and acquisitions, capital raisings, corporate restructuring and financial matters generally), property advisory services and manages private equity and property development funds. One of the primary activities of Grant Samuel is the preparation of corporate and business valuations and the provision of independent advice and expert’s reports in connection with mergers and acquisitions, takeovers and capital reconstructions. Since inception in 1988, Grant Samuel and its related companies have prepared more than 270 public expert and appraisal reports.

The persons responsible for preparing this report on behalf of Grant Samuel are Michael Lorimer, BCA, CA, Simon Cotter, BCom, DipAppFin, ASIA, Peter Jackson, BCom, CA and Nick Hawkins, MCom(Hons). Each has a significant number of years of experience in relevant corporate advisory matters.

6.2	Disclaimers

It is not intended that this report should be used or relied upon for any purpose other than as an expression of Grant Samuel’s opinion as to the merits and fairness of the Rubicon Offer. Grant Samuel expressly disclaims any liability to any Tenon security holder who relies or purports to rely on the report for any other purpose and to any other party who relies or purports to rely on the report for any purpose whatsoever.

This report has been prepared by Grant Samuel with care and diligence and the statements and opinions given by Grant Samuel in this report are given in good faith and in the belief on reasonable grounds that such statements and opinions are correct and not misleading. However, no responsibility is accepted by Grant Samuel or any of its officers or employees for errors or omissions however arising in the preparation of this report, provided that this shall not absolve Grant Samuel from liability arising from an opinion expressed recklessly or in bad faith.

Grant Samuel has had no involvement in the preparation of the Target Company Statement issued by Tenon and has not verified or approved any of the contents of the Target Company Statement. Grant Samuel does not accept any responsibility for the contents of the Target Company Statement (except for this report).

6.3	Independence

Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with Tenon or Rubicon that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Rubicon Offer. Grant Samuel had no part in the formulation of the Rubicon Offer. Its only role has been the preparation of this report.

Grant Samuel will receive a fixed fee for the preparation of this report. This fee is not contingent on the outcome of the Rubicon Offer. Grant Samuel will receive no other benefit for the preparation of this report. Grant Samuel considers itself to be independent for the purposes of the Takeover Code.

6.4	Information

Grant Samuel has obtained all the information, which it believes is desirable for the purposes of preparing this report, including all relevant information which is or should have been known to any Director of Tenon and made available to the Directors. Grant Samuel confirms that in its opinion the information provided by Tenon and contained within this report is sufficient to enable Tenon security holders to understand all relevant factors and make an informed decision, in respect of the Rubicon Offer.

6.5	Declarations

Tenon has agreed that Tenon will indemnify Grant Samuel and its employees and officers in respect of any liability suffered or incurred as a result of or in connection with the preparation of the report. This indemnity will not apply in respect of the proportion of any liability found by a Court to be primarily caused by any conduct involving gross negligence or wilful misconduct by Grant Samuel. Tenon has also agreed to indemnify Grant Samuel and its employees and officers for time spent and reasonable legal costs and expenses incurred in relation to any inquiry or proceeding initiated by any person. Where Grant Samuel or its employees and officers are found to have been grossly negligent or engaged in wilful misconduct Grant Samuel shall bear the proportion of such costs caused by its action. Any claims by Tenon are limited to an amount equal to the fees paid to Grant Samuel.

Advance drafts of this report were provided to the directors and executive management of Tenon. Certain changes were made to the drafting of the report as a result of the circulation of the draft report. There was no alteration to the methodology, evaluation or conclusions as a result of issuing the drafts.

6.6	Consents

Grant Samuel consents to the issuing of this report in the form and context in which it is to be included in the Target Company Statement to be sent to security holders of Tenon. Neither the whole nor any part of this report nor any reference thereto may be included in any other document without the prior written consent of Grant Samuel as to the form and context in which it appears.

GRANT SAMUEL & ASSOCIATES LIMITED
12 May 2004

Appendix 1

Recent Transaction Evidence

						EBITDA
			Price		Revenue	Multiples
Date	Acquiror	Target	($m)		Multiples	Historic
Sep 03	Associated Materials	Gentek	US$	118	0.5	6.1
Aug 03	Fletcher Building	Tasman Building Products	A$	230	0.9	5.8
Apr 03	Wolseley	Pinault Bois & Matériaux		€565	0.4	6.5
Sep 02	Fletcher Building	Laminex	A$	645	1.1	7.3
Apr 02	Harvest Partners	Associated Materials	US$	436	0.7	7.1
Feb 02	Weyerhaeuser	Willamette	US$	7,828	na	6.5
Jan 01	Amatek	Wesfi	A$	141	0.7	5.8
Feb 00	Carter Holt Harvey	CSR Timber Products	A$	330	na	6.9 *
Jan 00	Weyerhaeuser	TJ International	US$	681	0.8	6.4
Oct 99	Atkins Carlyle	Parbury	A$	54	na	5.7
Jan 99	Louisiana Pacific Corporation	ABT Building Products	US$	279	0.9	5.3

*multiple of forecast EBITDA

Associated Materials / Gentek

On 2 September 2003 Associated Materials announced the completion of the acquisition of all outstanding shares in Gentek Holdings. Gentek Holdings manufactured and distributed vinyl, aluminum and steel siding and accessories and vinyl windows under the Revere and Gentek brand names. Gentek markets its products to professional contractors on a wholesale basis through company-owned distribution centers and independent distributors in the United States and Canada.

Fletcher Building / Tasman Building Products

On 19 August 2003 Fletcher Building announced that it has signed an agreement to purchase Tasman Building Products. Tasman Building Products had significant building products operations in Australia and New Zealand and a small operation in USA. Tasman Building Products had the leading Australasian position in metal roofing tiles, was the only New Zealand manufacturer of glasswool insulation and was one of three glasswool manufacturers in Australia. Tasman is one of the two stainless steel sink manufacturers in Australia and the leader in the access flooring market in Australasia.

Wolseley / Pinault Bois & Matériaux

On 24 April 2003 Wolseley announced that one of its wholly owned subsidiaries had made an offer for Pinault Bois & Matériaux (“PBM”) for a cash consideration of €565 million. Approximately 85% of PBM’s business related to the distribution of building materials and 15% to the importation and distribution of timber. PBM operated from approximately 300 locations in France, including 22 timber import and processing units and had approximately 5,300 employees.

Fletcher Building / Laminex

On 18 September 2002 Fletcher Building announced an agreement to purchase The Laminex Group, Australia’s leading manufacturer and marketer of decorative laminates and decorated woodpanels for use in commercial and residential applications. The price agreed for the acquisition was A$645 million with an additional payment of up to A$20 million contingent on performance in the first period under Fletcher Building’s ownership. No additional payment was due unless EBITDA for the 30 June 2003 financial year exceeded A$95 million. Full payment of the additional A$20 million consideration was to be made if EBITDA exceeded A$105 million for that year. This implies a multiple of forecast EBITDA of 6.3 – 6.8 times.

Harvest Partners / Associated Materials

On 19 April 2002 Harvest Partners announced the acquisition of all outstanding shares of Associated Materials Incorporated. Associated Materials was a leading, vertically integrated manufacturer and nationwide distributor of exterior residential building products primarily for the repair and remodeling market, as well as the new construction market. Associated Materials had a strong position and increasing share of the growing vinyl siding and vinyl windows markets, and had significantly outperformed its competitors over the previous five years.

Weyerhaeuser / Willamette

Weyerhaeuser first launched an attempt to acquire Willamette by means of an unsolicited tender offer in November 2000, which was unsuccessful. Subsequently on 28 January 2002, the board of directors of Willamette entered into a definitive merger agreement with Weyerhaeuser. Willamette is a diversified, integrated forest products company with 106 manufacturing facilities in 24 U.S. states, France, Ireland and Mexico. Willamette operates in three business segments: white paper, brown paper and building materials.

Amatek / Wesfi

On 18 January 2001 WESFI announced that Amatek Holdings and WESFI had entered into a definitive merger agreement. WESFI’s principal business activity was the operation of an integrated wood panel manufacturing and marketing business servicing the Australian export building materials markets. WESFI’s wood panel business comprised a particle board plant and an MDF plant with associated warehousing and distribution facilities servicing all the major markets in Australia and export markets in South East Asia.

Carter Holt Harvey / CSR Timber Products

On 21 February 2000 Carter Holt Harvey announced the acquisition CSR Limited’s medium density fibreboard and particle board businesses and its Oberon sawmill for a consideration of A$330 million. The MDF plant at Oberon was expanded and upgraded in 1997 and held the number one position in the Australian market. The particle board business also held the top position in the market. It comprised five plants at Gympie QLD, Turnut NSW, Oberon NSW and two at Mt Gambier SA. Earnings were forecast to be significantly greater than historical earnings, implying a multiple of forecast EBITDA of 6.9 times and a multiple of forecast EBIT of 10.2 times.

Weyerhaeuser / TJ International

TJ International manufactured and marketed engineered lumber products for the residential and light commercial construction industry. TJ International did not own any timberlands and bought raw materials on contract basis both from small independent suppliers and larger integrated forest products companies. The company’s principal product lines are residential housing market, millwork and furniture industry and light commercial construction industry. Transaction multiples are based on the annualisation of trading results for the three quarters ended 2 October 1999.

Atkins Carlyle / Parbury

On 26 October 1999 Atkins Carlyle announced a takeover offer for Parbury. Parbury had two divisions, building products and construction chemicals and operated throughout Australia and New Zealand. The building products division manufactured and distributed a range of kitchen and bathroom products for housing and general commercial applications and the construction chemicals division manufactured and distributed resins, sealants and other similar products.

Louisiana Pacific Corporation / ABT Building Products

On 19 January 1999 Louisiana Pacific Corporation announced the signing of a definitive merger agreement with ABT Building Products. ABT Building Products manufactured interior panelling, exterior hardboard and vinyl sidings and accessories, plastic mouldings, and specialty building products. The company had six manufacturing plants in the U.S. and two in Canada. ABT Building Products’ products were sold in North America and certain international markets through four distribution channels: wholesale distributors, home centre retailers, manufactured housing builders and industrial fabricators.

Appendix 2

Sharemarket Ratings and Multiples for Selected Companies

An analysis of the sharemarket ratings and multiples for selected companies is set out below. This analysis should be taken into account when reviewing the operations of Tenon. The multiples shown below are based on sharemarket prices as at 7 May 2004 and do not reflect a premium for control.

Sharemarket Ratings of Selected Companies

	Market Capitalisation		Revenue Multiple		EBITDA Multiple		EBIT Multiple
Company	($m)		Historical	Forecast	Historical	Forecast	Historical	Forecast
Forestry and Wood Products
Weyerhaeuser	US$	12,824	1.2	1.1	9.7	7.5	20.4	12.0
Louisiana Pacific Corp	US$	2,467	1.0	1.0	4.1	3.5	5.3	4.4
Gunns	A$	1,043	2.2	2.1	8.3	8.2	9.2	9.2
Auspine	A$	185	1.1	na	7.1	na	9.6	na
Carter Holt Harvey	NZ$	3,486	1.1	1.2	7.8	6.6	12.5	11.5
Building Materials Distribution
The Home Depot	US$	74,324	1.1	1.0	9.2	8.2	10.6	9.6
Lowe’s Companies	US$	39,778	1.3	1.2	10.6	8.8	13.1	10.9
Universal Forest Products	US$	490	0.4	na	6.4	na	8.5	na
Building Materials Holding	US$	263	0.3	na	6.7	na	10.2	na
Wolseley		£4,736	0.7	0.6	10.0	8.5	12.0	10.2
Alesco Corporation	A$	290	0.9	0.7	10.0	6.8	15.4	8.5
Fletcher Building	NZ$	1,905	0.9	0.7	6.7	5.0	8.6	6.9

Weyerhaeuser

Weyerhaeuser is principally engaged in the growing and harvesting of timber, the manufacture, distribution and sale of forest products, and real estate development and construction. Its principal business segments are Timberlands, Wood Products, Pulp and Paper, Containerboard, Packaging and Recycling, and Real Estate.

Louisiana Pacific Corporation

Louisiana Pacific Corporation is a leading manufacturer and distributor of building materials. The company operates 39 facilities in the U.S. and Canada and one facility in Chile. The company operates four segments: oriented strand board, composite wood products, plastic building products and engineered wood products. The company provides commodity and specialty building products to retail, wholesale, home building and industrial customers. The company’s products are used primarily in new home construction, repair and remodeling, and manufactured housing.

Gunns

Gunns Limited is Australia’s largest fully integrated hardwood forest products company. It owns 175,000 hectares of freehold land and manages in excess of 90,000 hectares of plantations. The company operates five sawmills throughout Tasmania producing seasoned framing timbers, rough sawn kiln dried hardwood and value-added hardwood products such as laminated beams, tongue and groove flooring, mosaic and block parquetry, mouldings and furniture components. Gunns Limited also operates two veneer factories in Tasmania and a veneer factory in Christchurch, N.Z. Gunns also operates four woodchip export ports in Tasmania, exporting eucalyptus woodchips produced from sawmilling residues and residual pulpwood from integrated harvesting operations.

Auspine

Auspine is a vertically integrated forestry company involved in the growing and harvesting, manufacturing and sales of quality timber products in both the Australian domestic market and export markets. Auspine has manufacturing facilities in South Australia, Tasmania and Victoria. In addition Auspine Timbersales has distribution centres in all states.

Carter Holt Harvey

Carter Holt Harvey is one of Australasia’s leading wood fibre products companies with operations in forests, wood products, pulp and paper, packaging and building products distribution. Carter Holt Harvey is the largest owner and manager of plantation forests in New Zealand with some 330,000 and is the largest trans Tasman company in timber, plywood and laminated veneer lumber. In addition to its pulp and paper, and packaging operations, Carter Holt Harvey also has four distribution businesses: BJ Ball Papers, Carter Holt Harvey Distributors, Business Forms, and Raleigh Paper.

The Home Depot Inc

The Home Depot Inc is the world’s largest home improvement retailer and the second largest retailer in the United States, based on net sales. At the end of 2003, Home Depot operated 1,707 stores. Home Depot stores sell a wide assortment of building materials, home improvement and lawn and garden products and provide a number of services. EXPO Design Center stores sell products and services primarily for home decorating and remodeling projects.

Lowe’s Companies Inc

Lowe’s is the world’s second largest home improvement retailer, with a specific emphasis on retail DIY and commercial business customers. Lowe’s offers products and services for home improvement, home decor, home maintenance, home repair and remodeling and maintenance of commercial buildings. As of 30 January 2004, Lowe’s operated 952 stores in 45 states.

Universal Forest Products Inc

Universal Forest Products Inc engineers, manufactures, treats, distributes and installs lumber, composite, plastic and other building products to the DIY/retail, site-built construction, manufactured housing, industrial and other markets. The company currently operates more than 95 facilities throughout the United States, Canada, and Mexico.

Building Materials Holding Corporation

Building Materials Holding Corporation provides building materials and construction services to professional homebuilders across the United States. Building Materials Holding operates through two business segments: BMC West and BMC Construction. BMC West markets and sells building materials, manufactures building components (millwork, floor and roof trusses, and wall panels) and provides construction services to homebuilders and contractors at the local and regional level. BMC Construction provides construction services to high-volume production homebuilders.

Wolseley

Wolseley’s principal operating businesses are organised into three segments: North American Plumbing and Heating Distribution, US Building Materials Distribution and European Distribution. Wolseley is the world’s number one distributor of heating and plumbing products and is a leading supplier of builders’ products to the professional market. Wolseley is an international business, operating around 3,500 branches in 13 countries.

Alesco Corporation

Alesco Corporation formerly known as Atkins Carlyle, is a specialist industrial products distributor with three major business units: Branded Building Products, Earthmoving Tyres and Specialist Automotive. Alesco’s Branded Building Products division markets and distributes a selection of value added decorative panels and cabinet products. The flagship brands are Wilsonart, the world’s leading supplier of laminate, and the Blum range of cabinet hardware.

Fletcher Building

Fletcher Building’s operations are predominantly based in New Zealand, and comprise building materials and construction activities, principally in the fields of concrete, steel, building products (plasterboard, aluminium and wood products), construction, housing and distribution. The company sold its Australian construction contracting business to the John Holland Group in 2002. It also sold its Bolivian subsidiary that year and purchased Australian company The Laminex Group. In September 2003, the company acquired Tasman Building Products.

Investor Information

If you have any further questions about this document, please contact Tenon’s shareholder information lines:

•	Within New Zealand – 0800 200 106

•	Rest of world – +64 9 488 8703

•	Email: enquiry@computershare.co.nz

Tenon Limited, Australian Registered Body Number 002 232 368, is a limited liability company incorporated in New Zealand.

The company reports six-monthly for the half year (to 31 December) and full year (to 30 June).

Copies of the Half Year and Annual Reports are available on the Tenon website, www.tenon.co.nz.

Other Non-Takeover Related Share Registry Enquiries:

Shareholders with enquiries about share transactions or changes of address should contact the share registrar in the country in which their shares are registered.

New Zealand

Computershare Investor Services Ltd
Private Bag 92-119,
Auckland 1020, New Zealand
Level 2, 159 Hurstmere Road,
Takapuna, North Shore City
Telephone: 64-9-488-8777
Facsimile: 64-9-488-8787
E-mail: enquiry@computershare.co.nz

Australia

Computershare Investor Services Pty Ltd
GPO Box 7045,
Sydney, NSW 2001, Australia
Level 3, 60 Carrington Street,
Sydney, NSW 2000
Telephone:
     1300 855 080 (within Australia)
     61-3-9615-5970 (outside Australia)
Facsimile: 61-2-8234-5050

For ADR Holders in the U.S.

Citibank N.A.
Depositary Receipts Services
20th Floor, 111 Wall Street,
New York, NY 10005, USA
Telephone in USA or Canada:
1 877 citi adr (1-877-248-4237) (toll free)
E-mail: citibank@shareholders-online.com
Website: www.citibank.com/adr

Other Non-Takeover Related Investor Enquiries:

Investor Relations Manager
Tenon Limited
Private Bag 92-036,
Auckland 1030, New Zealand
Telephone: 64-9-571-9800
Facsimile: 64-9-571-9871
E-mail: investor-relations@tenon.co.nz

Registered Office:

Tenon Limited
8 Rockridge Avenue,
Penrose, Auckland, New Zealand
Postal Address:
Private Bag 92-036,
Auckland 1030, New Zealand
Telephone: 64-9-571-9800
Facsimile: 64-9-571-9801

Company Websites:

www.tenon.co.nz

www.origin.co.nz

www.fcfusa.com

Share Listings:

	Ordinary	Preference
	Shares	Shares
New Zealand Exchange	TEN	TENPA
Australian Stock Exchange	TNN	TNNPA
New York Stock Exchange	FFS	FFS.A